Exhibit 2.2

EQUITY AND ASSET PURCHASE AND CONTRIBUTION AGREEMENT

among

Eagle RedI-Mix Concrete, LLC,

srm, Inc. DBA Schwarz Ready Mix,

SRM Leasing, LLC,

Schwarz Sand, LLC,

SRM, Inc., solely in its capacity as Sellers Representative,

THE SS SELLERS,

The Owners, and

The Transaction Beneficiaries

Dated as of October 17, 2025

TABLE OF CONTENTS

Page

Article I. DEFINITIONS		3

Article II. PURCHASE AND SALE OF EQUITY INTERESTS AND ACQUIRED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES		3

2.1	Purchase and Sale of the Acquired Assets and Equity Interests	3
2.2	Excluded Assets	5
2.3	Assumption of Liabilities	6
2.4	Excluded Liabilities	6
2.5	Further Conveyances and Assumptions; Consent of Third Parties	7
2.6	Proration of Certain Expenses	9
2.7	Receivables; Misdirected Payments	10
2.8	Account Transition	10
2.9	Withholding	11

Article III. CONSIDERATION		11

3.1	Consideration	11
3.2	Payment of Purchase Price and Escrow Amounts; Issuance of Rollover Securities	11
3.3	Deferred Payment Financing Restrictions; Interest on Late Payments	12
3.4	Purchase Price Adjustment	13
3.5	Tax Treatment; Purchase Price Allocation	15
3.6	Inventory Count	16
3.7	Conveyance of Owned Real Property	17
3.8	Deferred Payment	18

Article IV. CLOSING		18

4.1	Closing Date	18
4.2	Sellers’ Deliveries on the Closing Date	18
4.3	Purchaser Deliveries on the Closing Date	20

Article V. REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES		21

5.1	Organization and Good Standing	21
5.2	Subsidiaries	21
5.3	Authorization of Agreement; Ownership of the Companies	21
5.4	Conflicts; Consents of Third Parties	22
5.5	Financial Statements	23
5.6	No Undisclosed Liabilities; Other Indebtedness	23
5.7	Title to Acquired Assets; Sufficiency; Fair Consideration	24
5.8	Absence of Certain Developments	24
5.9	Taxes	26
5.10	Real Property	28
5.11	Personal Property	30
5.12	Intellectual Property	31
5.13	Material Contracts	32
5.14	Employee Benefits	34

i

5.15	Labor and Employment Matters	35
5.16	Litigation	37
5.17	Compliance with Laws; Permits	37
5.18	Environmental Matters	38
5.19	Insurance	39
5.20	Accounts and Notes Receivable and Payable; Inventory	40
5.21	Related Party Transactions	40
5.22	Banks	40
5.23	Financial Advisors	41
5.24	Certain Payments	41
5.25	Terms of Service; Product Liability	41
5.26	Customers and Suppliers	42
5.27	Investment Matters	43
5.28	Sanctions	43
5.29	Export Controls	43
5.30	Government Contracts	43

Article VI. REPRESENTATIONS AND WARRANTIES OF PURCHASER	43

6.1	Organization and Good Standing	43
6.2	Authorization of Agreement	43
6.3	Conflicts; Consents of Third Parties	44
6.4	Litigation	44
6.5	Financial Advisors	44
6.6	Solvency	44

Article VII. COVENANTS	44

7.1	Non-Competition; Non-Solicitation; Confidentiality	44
7.2	Preservation of Records	46
7.3	Publicity	46
7.4	Use of Name	47
7.5	Bonding	47
7.6	Warranty Work.	47
7.7	Post-Closing Insurance Matters	47
7.8	Cooperation on Financial Statements	48
7.9	Counsel	48
7.10	Representations and Warranties Insurance	48
7.11	Post Closing Environmental Obligations	49
7.12	SS Sellers’ Release	50

Article VIII. EMPLOYEES AND EMPLOYEE BENEFITS	51

8.1	Employment	51
8.2	Standard Procedure	52
8.3	COBRA; Continuation Benefits	52
8.4	No Third-Party Beneficiaries	52

Article IX. INDEMNIFICATION	53

9.1	Survival of Representations and Warranties	53
9.2	Indemnification	53
9.3	Indemnification Procedures	55
9.4	Limitations on Indemnification for Breaches of Representations and Warranties	57

ii

9.5	Indemnity Escrow	58
9.6	Right to Setoff	58
9.7	Tax Treatment of Indemnity Payments	59
9.8	Exclusive Remedy	60
9.9	Sellers Representative	60
9.10	No Double-Counting	62
9.11	No Extrinsic Representations and Warranties	62
9.12	Pursuit of R&W Insurance	62

Article X. TAXES	63

10.1	Transfer Taxes	63
10.2	Prorations	63
10.3	Cooperation on Tax Matters	63
10.4	Tax Clearance Certificates	64
10.5	Schwarz Sand Tax Returns	64
10.6	Apportionment of Schwarz Sand Taxes	64
10.7	Schwarz Sand Tax Contests	64
10.8	Purchaser Restrictions	65
10.9	Refunds	65

Article XI. MISCELLANEOUS	66

11.1	Expenses	66
11.2	Specific Performance	66
11.3	Entire Agreement; Amendments and Waivers	66
11.4	Venue	66
11.5	WAIVER OF JURY TRIAL	67
11.6	Governing Law	67
11.7	Service of Process	67
11.8	Notices	67
11.9	Severability	68
11.10	Binding Effect; Assignment	68
11.11	Non-Recourse	69
11.12	Counterparts	69

iii

Annexes and Exhibits

Annex 1 – Definitions, Definitional and Interpretive Matters

Exhibit A – Ownership of Sellers

Exhibit B – Accounting Principles

Exhibit C – Purchase Price Allocation Methodologies

Exhibit D – Pro Rata Shares

EQUITY AND ASSET PURCHASE AND CONTRIBUTION AGREEMENT

This EQUITY AND ASSET PURCHASE AND CONTRIBUTION AGREEMENT (this “Agreement”) dated as of October 17, 2025, is being entered into by and among:

A.	Eagle Redi-Mix Concrete, LLC, an Oklahoma limited liability company (“Purchaser”);

B.	SRM, Inc. DBA Schwarz Ready Mix, an Oklahoma corporation (“Schwarz Ready Mix”) and SRM Leasing, LLC, an Oklahoma limited liability company (“SRM Leasing” together with Schwarz Ready Mix, each an “Asset Seller” and, collectively, the “Asset Sellers”);

C.	Schwarz Sand, LLC, an Oklahoma limited liability Company (“Schwarz Sand”, together with the Asset Sellers, each a “Company” and collectively, the “Companies”);

D.	Each equity holder of the Asset Sellers listed on Exhibit A attached hereto (each an “Owner” and, collectively, the “Owners”);

E.	Each equity holder of Schwarz Sand listed on Exhibit A attached hereto (each a “SS Seller” and, collectively, the “SS Sellers” and together, with the Asset Sellers, each a “Seller” and collectively, the “Sellers”);

F.	Each of Charles Schwarz, Philip Schwarz, Gene Schwarz, Ron Schwarz, Paul D. Schwarz and George Schwarz (each a “Transaction Beneficiary” and collectively, the “Transaction Beneficiaries”, and together with the Sellers and the Owners, the “Selling Parties”); and

G.	Schwarz Ready Mix, in its capacity as representative of the Selling Parties (“Sellers Representative”).

Purchaser, on the one hand, and the Selling Parties, on the other hand, is each a “Party” and, collectively, they are sometimes referred to as the “Parties.”

W I T N E S S E T H:

A.	The Asset Sellers and Schwarz Sand are in the business of (i) concrete manufacturing, concrete production, concrete sales, and trucking for their concrete operations (including trucking of concrete, sand, rock, cement, and flyash for use in concrete manufacturing and production), and (ii) extraction, processing, and distribution of sand for concrete manufacturing and production (collectively, the “Business”).

B.	The SS Sellers, collectively, are the sole record and beneficial owners of all of the issued and outstanding equity interests of Schwarz Sand (the “Equity Interests”).

C.	Upon the terms set forth in this Agreement, (i) the SS Sellers desire to sell all of the Equity Interests held by the SS Sellers (other than the Contributed Units) (the “Purchased Units”) to Purchaser; (ii) (A) each SS Seller desires to contribute the Contributed Units held by such SS Seller to HoldCo, pursuant to a transaction intended to be governed by Section 721(a) of the Code and (B) HoldCo desires to issue the Rollover Securities to the SS Sellers in exchange for the Contributed Units; (iii) Schwarz Ready Mix desires to sell, transfer, assign, convey and deliver to Purchaser its respective portion of the Acquired Assets; and (iii) SRM Leasing desires to sell, transfer, assign, convey and deliver to Purchaser its respective portion of the Acquired Assets.

D.	The Owners and SS Sellers own, directly or indirectly, all of the equity securities of the Asset Sellers and Schwarz Sand, as further provided on Exhibit A attached hereto, have approved the Asset Sellers and Schwarz Sand entering into this Agreement and the performance of their respective obligations hereunder, and the Selling Parties will derive substantial benefits as a result the consummation of the transaction contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, warranties, and the mutual covenants and agreements hereinafter contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I.

DEFINITIONS

The terms defined in Annex 1, whenever used herein, shall have the meanings set forth on Annex 1 for all purposes of this Agreement. The definitions in Annex 1 and the other definitional and interpretive matters in Annex 1 are incorporated into this Agreement as if fully set forth herein.

Article II.

PURCHASE AND SALE OF EQUITY INTERESTS AND ACQUIRED ASSETS; ASSUMPTION OF ASSUMED LIABILITIES

2.1          Purchase and Sale of the Acquired Assets and Equity Interests. On the terms and subject to the conditions set forth in this Agreement: (i) each SS Seller hereby transfers and assigns to Purchaser (which shall be deemed to be a contribution from each SS Seller to HoldCo followed by a contribution from HoldCo to Concrete Partners, LLC, followed by a contribution from Concrete Partners, LLC to Eagle Concrete Holdings, LLC, followed by a contribution from Eagle Concrete Holdings, LLC to Purchaser) free and clear of any Liens, and Purchaser hereby accepts and receives from the SS Sellers the Contributed Units, together with all rights and advantages attaching thereto, in exchange for the Rollover Securities (the “Rollover Transaction”); (ii) Purchaser hereby purchases, acquires and accepts from the SS Sellers all of the Purchased Units and the SS Sellers hereby sell, transfer, assign, convey and deliver to Purchaser all of the Purchased Units, free and clear of all Liens; (iii) Purchaser hereby purchases, acquires and accepts from SRM Leasing, and SRM Leasing hereby sells, transfers, assigns, conveys and delivers to Purchaser, all right, title and interest in, to and under its respective portion of the Acquired Assets, free and clear of all Liens; and (iv) Purchaser hereby purchases, acquires and accepts from Schwarz Ready Mix and Schwarz Ready Mix hereby sells, transfers, assigns, conveys and delivers to Purchaser, all right, title and interest in, to and under its respective portion of the Acquired Assets, free and clear of all Liens (Sections 2.1(ii) – (iv), the “Sale Transaction”). Except for the items set forth on Schedule 2.2(d), to the extent that any Owner or Affiliate of any Owner owns any assets used in, or associated with, the Business, such assets shall be deemed to be Acquired Assets for all purposes hereof. The “Acquired Assets” means all of the business, assets, properties, contractual rights, goodwill, going concern value, rights and claims of any Asset Seller related to the Business, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of any Asset Seller (other than the Excluded Assets), including each of the following assets:

(a)          all accounts receivable of any Asset Seller, including all trade receivables and vendor receivables;

(b)          all inventory and supplies used or purported to be used in connection with the Business, including raw materials, work in progress, finished goods, manufacturing supplies, office supplies, packaging and related materials, including any stored on behalf of or in transit to any Asset Seller;

(c)          all personal property of any Asset Seller used or purported to be used in connection with the Business, including Furniture and Equipment;

(d)          all deposits (including vendor deposits, customer deposits and security for rent, electricity, telephone or otherwise), claims for refunds, prepaid charges and expenses, including any prepaid rent, rights of offset in respect thereof and all retentions or holdbacks of any Asset Seller;

(e)          all rights of any Asset Seller under each Real Property Lease, together with all improvements, fixtures and other appurtenances thereto and rights in respect thereof;

(f)          the Owned Real Property of any Asset Seller;

(g)          the Acquired Intellectual Property and the Acquired Technology of any Asset Seller;

(h)          all rights of any Asset Seller under the Acquired Contracts, including all claims, counterclaims, cross claims, defenses, rights, recourse, or causes of action in respect thereof, except to the extent that the same relate to the Excluded Liabilities, subject to such Asset Seller’s duty to coordinate with Purchaser pursuant to Section 2.5(e) when exercising any such claims, counterclaims, cross claims, defenses, rights, recourse, or causes of action in respect thereof;

(i)          all Documents of any Asset Seller that are related to the Business, including Documents relating to products, services, marketing, advertising, promotional materials, Acquired Intellectual Property, Acquired Technology, personnel files for Transferred Employees (to the extent permitted by applicable Law) and all files, customer files and Documents (including credit information), supplier lists, records, literature and correspondence, copies of books, records and other documentation of any Asset Seller relating to Taxes or associated Tax Returns, in each case whether or not physically located on any of the premises referred to in clause (e) or (f) of this Section 2.1;

(j)          all Permits (or applications in progress), including Environmental Permits, used by any Asset Seller in connection with the Business (which includes all Permits necessary to conduct the Business as currently conducted) and all rights, and incidents of interest therein, but only to the extent such Permits may be transferred under applicable Law;

(k)          all rights of any Asset Seller under non-disclosure or confidentiality, non-compete, non-solicitation agreements, intellectual property assignment, non-disparagement, repayment or property return agreements or similar agreements with Former Employees, Employees and agents of any Asset Seller or with third parties to the extent relating to the Business or the Acquired Assets (or any portion thereof);

(l)          all rights of any Asset Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent relating to products sold or services provided to any Asset Seller or to the extent affecting any Acquired Assets;

(m)          all claims, counterclaims, causes of action, rights or recourse of any Asset Seller against third parties relating to the Acquired Assets or Assumed Liabilities, whether choate or inchoate, known or unknown, contingent or non-contingent;

(n)          all savings, deposit, bank and other accounts of any Asset Seller, including but not limited to, those set forth on Schedule 5.22 (the “Transferred Accounts”); and

(o)          all goodwill and other intangible assets of any Asset Seller associated with the Business, including the goodwill associated with the Acquired Intellectual Property and the Seller Marks.

Notwithstanding the foregoing, the transfer of Acquired Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Acquired Assets unless Purchaser expressly assumes such Liability pursuant to Section 2.3.

2.2          Excluded Assets. Nothing herein contained shall be deemed to sell, transfer, assign or convey the Excluded Assets to Purchaser, and the Asset Sellers hereby retain all right, title and interest to, in and under the Excluded Assets. The “Excluded Assets” means each of the following assets:

(a)          the Contracts listed on Schedule 2.2(a) (the “Excluded Contracts”);

(b)          all minute books, Organizational Documents, stock registers and such other books and records of any Asset Seller as they pertain to the ownership, organization or existence of any Seller and duplicate copies of records as are necessary to enable any Asset Seller to file Tax Returns and reports;

(c)          all rights of Asset Sellers under this Agreement and any Seller Document to which such Asset Seller is a party;

(d)          all Plans, all amounts deposited in and the assets of all Plans and all rights in connection with any trusts, insurance arrangements, or other assets held pursuant to, or set aside to fund the obligations of any Asset Seller under, any Plans and all books and records related thereto;

(e)          the items set forth on Schedule 2.2(d);

(f)          all Tax credits, prepayments, overpayments, claims for and rights to receive refunds, rebates or similar payments of Taxes (“Tax Assets”) of the Asset Sellers with respect to Tax periods (or portions thereof) ending on or prior to the Closing Date to the extent not taken into account pursuant to Section 10.2; provided, however, Excluded Assets shall not include Tax Assets related to the Acquired Assets arising on or after the Closing;

(g)           all Privileged Materials, as further described in Section 7.9;

(h)          all employee-related or employee benefit-related files or records, other than personnel files of Transferred Employees, and any other books and records, in each case, which any Seller is prohibited from disclosing or transferring to Purchaser under applicable Law and is required by applicable Law to retain;

(i)           all insurance policies of any Asset Seller and all rights to applicable claims and proceeds thereunder;

(j)           all claims, counterclaims, causes of action, rights or recourse of any Asset Seller against third parties, to the extent relating to the Excluded Assets or the Excluded Liabilities, whether choate or inchoate, known or unknown, contingent or non-contingent, subject to such Seller’s duty to coordinate with Purchaser pursuant to Section 2.5(e) when exercising any such claims, counterclaims, causes of action or rights of recourse; and

(k)          all Contracts and other similar arrangements between any Seller, on the one hand, and any current or former direct or indirect member, Affiliate, director, officer or controlling Person of any Asset Seller, on the other hand.

2.3          Assumption of Liabilities. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Purchaser hereby assumes only the following liabilities of any Asset Seller (collectively, the “Assumed Liabilities”), and hereby agrees to timely pay, perform, and satisfy in due course all such Assumed Liabilities:

(a)          all Liabilities of any Asset Seller under the Acquired Contracts that have been made available to the extent arising out of underlying events, actions or failures to act first occurring during the period from and after the Closing, but only to the extent such Liabilities did not arise out of any breach or violation of, or default under or noncompliance with (with or without notice or lapse of time), the Acquired Contracts by any Selling Party;

(b)          all trade accounts payable of any Asset Seller in the amount and to the extent included as a current liability in the calculation of the Closing Working Capital;

(c)          the items set forth on Schedule 2.3(c); and

(d)          all liabilities and obligations for (i) Taxes in the amount and to the extent included as a current liability in the calculation of the Closing Working Capital, as finally determined and (ii) Taxes for which Purchaser is liable pursuant to Section 3.7(b), Section 10.1, and Section 10.2.

2.4          Excluded Liabilities. Notwithstanding any provision herein to the contrary, Purchaser shall not assume, succeed to, be liable for, be subject to, or be obligated for, nor shall the Acquired Assets be subject to, any Excluded Liabilities. Each Asset Seller shall, and shall cause each of its Affiliates to, timely perform, satisfy and discharge, in accordance with their respective terms, all Excluded Liabilities, and shall maintain a net worth sufficient to satisfy its Liabilities. “Excluded Liabilities” means all Liabilities of any Asset Seller other than the Assumed Liabilities, including the following Excluded Liabilities (individually, each an “Excluded Liability”):

(a)          all Liabilities arising out of or otherwise related to the Excluded Assets;

(b)          except to the extent specifically provided in Article VIII, all Liabilities arising out of, relating to or with respect to (i) any Employees or Former Employees, officers, directors, retirees, Independent Contractors, or former independent contractors or consultants of any Asset Seller or any of their respective Affiliates, including, without limitation, any Liabilities associated with any claims for misclassification, wages or other benefits, bonuses, accrued vacation, severance, retention, termination or other payments arising or in any way related to the period prior to the Closing; (ii) any decision not to hire, the employment or performance of services, or termination of employment or services by any Asset Seller or any of their Affiliates of any individual prior to the Closing, (iii) the WARN Act arising prior to or on the Closing Date, assuming that Purchaser complies with its obligations in Section 8.1(a); (iv) workers’ compensation claims against any Asset Seller that relate to the period prior to the Closing, irrespective of whether such claims are made prior to or after the Closing, or (v) any Plan;

(c)          all Liabilities arising out of, under or in connection with Contracts that are not Acquired Contracts and, with respect to Acquired Contracts, Liabilities in respect of a breach by or default of any Asset Seller accruing under such Contracts with respect to any period prior to the Closing;

(d)          all Liabilities arising out of, under or in connection with any Indebtedness or any Transaction Expenses;

(e)          all Liabilities for (i) Taxes of any Asset Seller except to the extent allocated to Purchaser under this Agreement, including pursuant to Section 3.7(b), Section 10.1 and Section 10.2, (ii) Taxes for which any Asset Seller is liable pursuant to Section 10.1, and (iii) Taxes that relate to the Acquired Assets or the Assumed Liabilities allocable to any Asset Seller pursuant to Section 10.2;

(f)          all Liabilities in respect of any pending or threatened Legal Proceeding, or any claim arising out of, relating to or otherwise in respect of (i) any Selling Party or the Business, but only to the extent such Legal Proceeding or claim relates to any event, condition, circumstance, activity, practice, incident, action, omission or plan initially existing or occurring, or alleged to have occurred, prior to the Closing, or (ii) any Excluded Asset;

(g)          all Liabilities relating to any sales commissions and similar compensatory payments through the Closing;

(h)          all Liabilities relating to accruals and obligations with respect to any bonuses for any period before the Closing or any retention, severance, change in control, transaction bonus or similar payments to any individual in connection with or related to the transactions contemplated herein; and

(i)          all Liabilities relating to any dispute with any client or customer of the Business existing as of the Closing Date or to the extent they are based upon, relating to or arising out of events, actions, or failures to act prior to the Closing.

2.5          Further Conveyances and Assumptions; Consent of Third Parties.

(a)          From time to time following the Closing and except as prohibited by Law, each Selling Party shall, or shall cause its Affiliates to, make available to Purchaser such data in personnel records of Transferred Employees as is reasonably necessary for Purchaser to transition such Employees.

(b)          From time to time following the Closing, each Selling Party and Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acquittances and such other instruments, and shall take such further actions, as may be necessary or appropriate to assure fully to Purchaser and its successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement, the Seller Documents and the Owner Documents and to assure fully to the Sellers and their respective Affiliates and successors and assigns, the assumption of the liabilities and obligations intended to be assumed by Purchaser under this Agreement, the Seller Documents and the Owner Documents, and to otherwise make effective the transactions contemplated hereby and thereby.

(c)          Without limiting the generality of the foregoing, if Purchaser discovers that any asset (including any asset owned by any Owner that is deemed to be an Acquired Asset pursuant to Section 2.1) was not delivered or transferred at the Closing to Purchaser pursuant to the terms of this Agreement, then, subject to any required consents or notice periods, each Selling Party and Purchaser shall, at Purchaser’s election, cooperate in good faith, at the Purchaser’s expense (unless otherwise provided in this Agreement), to complete such delivery or transfer.

(d)          Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Acquired Asset, including any Contract, Permit, Real Property Lease, certificate, approval, authorization or other right, that by its terms or by Law is nonassignable without the consent of a third party or a Governmental Body or is cancelable by a third party in the event of an assignment (“Nonassignable Assets”) unless and until such consent shall have been obtained. Each Asset Seller shall, and shall cause its Affiliates to, use its commercially reasonable efforts to cooperate with Purchaser at its request in endeavoring to obtain such consents promptly. To the extent permitted by applicable Law, in the event consents to the assignment thereof cannot be obtained, such Nonassignable Assets shall be held, as of and from the Closing, by such Asset Seller or the applicable Affiliate of such Asset Seller in trust for Purchaser, and the covenants and obligations thereunder shall be performed by Purchaser in such Asset Seller’s or such Affiliate’s name and all benefits and obligations existing thereunder shall be for Purchaser’s account. Such Asset Seller shall take or cause to be taken such actions in such Asset Seller’s name or otherwise, with the cooperation of Purchaser, as Purchaser may reasonably request so as to provide Purchaser with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and such Asset Seller or the applicable Affiliate of such Asset Seller shall promptly pay over to Purchaser all money or other consideration received by it in respect of all Nonassignable Assets. As of and from the Closing, each Asset Seller on behalf of itself and its Affiliates authorizes Purchaser, to the extent permitted by applicable Law and the terms of the Nonassignable Assets to perform all the obligations and receive all the benefits of such Asset Seller or its Affiliates under the Nonassignable Assets and appoints Purchaser its attorney-in-fact to act in its name on its behalf or in the name of the applicable Affiliate of such Asset Seller and on such Affiliate’s behalf with respect thereto. To the extent that Purchaser or its Affiliates are provided the benefits on or after the Closing of any Nonassignable Asset pursuant to this Section 2.5(d), Purchaser or such Affiliate shall pay, perform and discharge fully, promptly when due, on behalf of Asset Sellers for the benefit of the other party or parties thereto, the obligations of Asset Sellers or their respective relevant Affiliate thereunder or in connection therewith or, if more advantageous to the Parties, to take actions to enable Asset Sellers or their respective Affiliates to pay, perform and discharge fully such obligations.

(e)          If after Closing any Asset Seller desires to initiate a claim or other Legal Proceeding in connection with an Excluded Asset or an Excluded Liability that could reasonably be expected to materially and adversely affect Purchaser, the Business, or Purchaser’s or Schwarz Sand’s relationship with any of the Business’s employees, customers, salespersons, dealers, suppliers, vendors, independent contractors, or other Person transacting business with Purchaser, such Asset Seller shall provide Purchaser with prompt written notice thereof, including all material information related to such claim or other Legal Proceeding, and consult with Purchaser regarding the potential impact on Purchaser's business. An Asset Seller shall not initiate such claim or cause of action unless such Asset Seller first receives Purchaser’s prior written consent, which Purchaser agrees not to unreasonably withhold, condition, or delay, and if Purchaser provides consent but the facts or circumstances relating to the claim or other Legal Proceeding upon which Purchaser provided consent materially change, the Asset Sellers shall obtain Purchaser’s prior written consent (not to be unreasonably withheld, conditioned, or delayed) before taking further actions with respect to such rights. It shall be deemed reasonable for Purchaser to withhold its consent if it reasonably determines that a claim or cause of action brought by an Asset Seller is reasonably likely to materially and adversely impact Purchaser, the Business, or Purchaser’s or Schwarz Sand’s relationship with any of the Business’s employees, customers, salespersons, dealers, suppliers, vendors, independent contractors, or other Person transacting business with Purchaser. If such a claim or cause of action is initiated, Asset Sellers shall use commercially reasonable efforts to mitigate and alleviate any Losses to, or other adverse effect on, Purchaser, Schwarz Sand, and the Business arising from Asset Sellers’ pursuit of such claim. For the avoidance of doubt, (i) such commercially reasonable efforts shall not require any Asset Seller to divulge any information to Purchaser that would reasonably be expected to result in the waiver of any attorney-client privilege; provided, that the Asset Sellers shall use commercially reasonable efforts to make alternative arrangements to disclose such privileged information in a manner that does not waive or violate such privilege, and (ii) nothing in this Section 2.5(e) shall prohibit Seller from defending itself against a claim or other Legal Proceeding initiated by a third party in connection with an Excluded Asset or an Excluded Liability.

(f)          The Selling Parties shall take all actions necessary to ensure that each Asset Seller will (i) continue in existence after Closing and (ii) not make any distributions or transfers (whether in the form of dividends, redemptions, repurchases, returns of capital, or otherwise) to its equity holders or Affiliates unless, after giving effect to such distribution or transfer, in the reasonable discretion of the governing body or authority of the Asset Seller, such Asset Seller would have a net worth at least equal to the amount of its remaining actual and reasonably anticipated obligations and liabilities under this Agreement and the Transaction Documents, except with the prior written consent of Purchaser, in each case, for such period of time that such Asset Seller continues to have outstanding obligations under this Agreement or the Transaction Documents, but in any event no longer than six (6) years after Closing.

2.6          Proration of Certain Expenses. All expenses and other payments in respect of all rents and other payments (including any prepaid amounts) due under the Real Property Leases and any other leases constituting part of the Acquired Assets and the Schwarz Sand Assets shall be prorated between such obligated Seller, on the one hand, and Purchaser, on the other hand, as of the Closing Date. The Sellers shall be responsible for all rents (including any percentage rent, additional rent and any accrued Tax and operating expense reimbursements and escalations), charges and other payments of any kind accruing during any period under the Real Property Leases or any such other leases up to and including the Closing Date. Purchaser shall be responsible for all such rents, charges and other payments accruing during any period under the Real Property Leases or any such other leases after the Closing Date. Purchaser shall pay the full amount of any invoices received by it and shall submit a request for reimbursement to Sellers Representative for any Seller’s share of such expenses, and each of the Sellers shall be jointly and severally liable for, and pay the full amount of any invoices received by it and Purchaser shall reimburse Sellers Representative (for the benefit of the applicable Sellers) for Purchaser’s share of such expenses.

2.7          Receivables; Misdirected Payments. From and after the Closing Date, Purchaser shall have the sole right and authority to collect for the account of Purchaser all accounts receivable related to the Business. For a period of twelve months (the “A/R Recovery Period”) following Closing, Purchaser will undertake commercially reasonable means to collect the accounts receivable of the Business existing as of Closing (the “Pre-Closing A/R”) (for the avoidance of doubt, Purchaser will not be required to (a) undertake collection efforts that would impair, or would be reasonably likely to impair, Purchaser’s goodwill or relationships with its customers, (b) initiate any lawsuit or similar proceeding or asset claims against the obligors or (c) take any collection action outside Sellers’ ordinary course of business). During the A/R Recovery Period, if, after the final determination of Closing Working Capital, Purchaser or any Affiliate of Purchaser receives payment in respect of or related to any Pre-Closing A/R that (i) is not included as a current asset in the final determination of Closing Working Capital and (ii) if included as a current asset in the final determination of Closing Working Capital would have resulted in a positive adjustment to the Aggregate Adjustment Amount (regardless of whether the Aggregate Adjustment Amount is a positive or negative number), then the Purchaser shall promptly forward (or cause to be forwarded) such payment (net of Purchaser’s reasonable out-of-pocket costs of recovery) to Sellers Representative. The Selling Parties shall provide reasonable assistance to Purchaser in the collection of accounts receivable, but the Selling Parties shall not be required to threaten litigation or otherwise assert any claims against the obligors. If any Selling Party or any Affiliate of any Selling Party receives payment in respect of or related to any of the Acquired Assets (including any accounts receivable that are included in the Acquired Assets) or the Business (other than in respect of the Excluded Assets), then the Selling Parties shall promptly forward (or cause to be forwarded) such payment to Purchaser.

2.8          Account Transition. Without limiting the generality of the foregoing:

(a)          Transition Accounts; Completion of Transfer. The Parties acknowledge that the Transferred Accounts listed on Schedule 2.8 (the “Transition Accounts”) may not be transferred to Purchaser or placed under Purchaser’s sole control as of the Closing. The Selling Parties shall, and shall cause their Affiliates to, use commercially reasonable efforts to complete, as promptly as practicable following the Closing and in any event no later than 30 days after the Closing (or such later date as Purchaser may designate in writing), all actions necessary or reasonably requested by Purchaser to (i) transfer ownership and control of the Transition Accounts to Purchaser (including updating authorized signatories to Purchaser’s designees).

(b)          Custody; No Use; Redirection. From and after the Closing until the Transition Accounts are transferred to Purchaser: (i) all funds in or deposited to any Transition Account shall be deemed the sole property of Purchaser, except to the extent Purchaser reasonably agrees in writing that such funds are Excluded Assets or the proceeds from an Excluded Asset; (ii) the Selling Parties shall not make, and shall have no right to make, any withdrawals or transfers from any Transition Account other than as directed in writing by Purchaser (which, for the avoidance of doubt, shall include (A) direction to pay funds to an applicable Selling Party’s account to the extent such funds are deemed Excluded Assets or the proceeds from an Excluded Asset pursuant to Section 2.8(b)(i) and (B) transfers addressed in Section 2.8(c)); and (iii) the Selling Parties acknowledge that Purchaser may notify all customers and other payors to remit all payments that are not Excluded Assets or proceeds from Excluded Assets to accounts designated by Purchaser and the Selling Parties shall cooperate with Purchaser in updating all remittance instructions, invoices and payment portals accordingly.

(c)          Mandatory Sweeps of Transition Accounts. The Selling Parties shall, and shall cause their Affiliates to, initiate and complete a transfer or wire of all funds received in any Transition Account to one or more accounts designated by Purchaser (net only of customary, de minimis bank transfer fees) as promptly as practicable and, in all events, no later than the close of business on the third (3rd) Business Day following the date of receipt of such funds.

(d)          No Setoff; No Commingling. The Selling Parties shall not, and shall cause their Affiliates not to, (i) setoff, pledge, encumber or otherwise permit any Lien (other than Permitted Exceptions) on any funds in any Transition Account, or (ii) direct or permit any application of such funds for any purpose other than transfers directed by Purchaser, as provided herein. The Selling Parties shall use commercially reasonable efforts not to, and shall cause their Affiliates to use commercially reasonable efforts not to, commingle any funds in any Transition Account with funds relating to Excluded Assets.

(e)          Audit Rights. The Selling Parties shall, and shall cause their Affiliates to, permit Purchaser and its representatives, upon reasonable advance notice and during normal business hours, to access and audit the Transition Accounts and related records (including bank statements and transaction histories) to verify compliance with the covenants set forth in this Section 2.8. The Selling Parties shall provide, and shall cause their Affiliates to provide, all reasonably requested cooperation and assistance in connection with any such audit or review.

(f)          Cooperation with Lenders. To the extent required by Purchaser’s lenders, the Selling Parties shall, and shall cause their Affiliates to, reasonably cooperate with Purchaser and its lenders in implementing other cash management mechanics with respect to the Transition Accounts, including executing customary documentation required by the applicable depository institutions and Purchaser’s lenders to facilitate the foregoing.

2.9          Withholding. Purchaser and any agent of Purchaser shall be entitled to deduct and withhold from amounts otherwise payable to any Seller pursuant to this Agreement such amounts as are required by applicable Tax Law to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law; provided, however, that, prior to deducting or withholding any amount (other than amounts taxable as wages) from any such payments made after the Closing Date, the Person intending to withhold shall provide reasonable prior notice to the payee in writing that such Person intends to so deduct or withhold and shall cooperate in good faith with the payee to reduce or eliminate such deduction or withholding, including by considering any appropriate Tax forms, including IRS Form W-9 or any similar information, provided by any Seller or such other payee. To the extent that amounts are so withheld and timely paid to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to any Seller or other payee in respect of which such deduction and withholding was made.

Article III.

CONSIDERATION

3.1          Consideration. The aggregate consideration for the Acquired Assets and Equity Interests shall be an amount comprised of: (a) $97,000,000 in cash (the “Cash Portion”), to be delivered pursuant to Sections 3.2(a) – 3.2(e) and subject to adjustment as provided in Section 3.4; (b) 20,000,000 Preferred Holdco Units (the “Rollover Securities”) (such amount resulting from (a) and (b), the “Purchase Price”); and (c) the assumption of the Assumed Liabilities (together with the Purchase Price, the “Total Consideration”).

3.2          Payment of Purchase Price and Escrow Amounts; Issuance of Rollover Securities. Purchaser is hereby delivering (or causing to be delivered) or, with respect to Section 3.2(b) and Section 3.2(g), shall deliver:

(a)          to the Asset Sellers and SS Sellers, their Closing Cash Pro Rata Share of $62,327,148.13, by wire transfer of immediately available funds in the amounts and to the accounts set forth on Schedule 3.2, with such aggregate amount being determined as follows: (i) the Cash Portion, minus (ii) the Deferred Payment, minus (iii) the Estimated Closing Indebtedness, minus (iv) the Estimated Transaction Expenses, minus (v) the Adjustment Escrow Amount, minus the (vi) Indemnity Escrow Amount;

(b)          to SRM Leasing, on the date or dates required pursuant to Section 3.8, by wire transfer of immediately available funds, any and all amounts owed by Purchaser to SRM Leasing pursuant to Section 3.8;

(c)          to the creditors identified in the Pay-Off Letters, in accordance with the terms thereof, the amounts set forth therein in respect of each Company’s Indebtedness, which, in the aggregate, shall not exceed the aggregate amount of the Companies’ Indebtedness;

(d)          to the other payees identified in the Pay-Off Letters, in accordance with the terms thereof, the amounts set forth therein in respect of the Transaction Expenses;

(e)          to the Escrow Agent, by wire transfer of immediately available funds, an amount equal to the aggregate of the Adjustment Escrow Amount and the Indemnity Escrow Amount, to be held in separate accounts in accordance with the terms of the Escrow Agreement;

(f)          to the SS Sellers, the Rollover Securities; and

(g)          to Schwarz Ready Mix on the date required pursuant to Section 3.4, any and all amounts that may be owed by Purchaser to it pursuant to Section 3.4.

3.3          Deferred Payment Financing Restrictions; Interest on Late Payments. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be obligated to pay all or any portion of the Deferred Payment pursuant to Section 3.8, subject to any adjustments made pursuant to this Agreement (including, without limitation, Section 9.6), on the date such payment is otherwise due hereunder if and to the extent that the payment of such amount on a pro forma basis (a) is not permitted at such time under the provisions of any of Purchaser’s (or any of its Affiliates’) senior or subordinated debt financing agreements (the “Financing Agreements”), (b) is not permitted under applicable Law or would result in personal liability to any of the managers, directors or officers of Purchaser or any of its Affiliates, or (c) would result in a default under any of the Financing Agreements or a default exists thereunder at the time of such contemplated payment, provided, however, that any such unpaid portion of the Deferred Payment shall be subordinated obligations to the Financing Agreements. If any portion of the Deferred Payment is not made because of the restrictions set forth in clauses (a), (b) or (c) above, the Purchaser shall use commercially reasonable efforts to mitigate those restrictions and shall pay any amounts it is obligated to pay under this Section 3.3, as applicable, as soon as the restrictions set forth in clauses (a), (b) or (c) no longer restrict the payment of the portion of the Deferred Amount that has not been made. The Selling Parties acknowledge and agree that (i) any failure by the Purchaser to pay all or any portion of the Deferred Payment on the date otherwise due hereunder by virtue of the circumstances described in clauses (a), (b) or (c) above shall not in and of itself constitute a default under or a breach of this Agreement for any reason, and (ii) the Financing Agreements in effect on the Closing Date will prohibit the payment of all or any portion of the Deferred Payment at any time an event of default under such Financing Agreements is in existence or would be caused by the payment of any portion of the Deferred Payment. If for any reason any portion of the Deferred Payment, as adjusted pursuant to this Agreement and excluding any amounts in respect of Adjustment Unresolved Claims, is not made on or before May 1, 2026, such unpaid portion of the Deferred Payment shall, for the period beginning on March 31, 2026 and ending on the date such unpaid portion of the Deferred Payment is paid, accrue simple interest at the rate of twelve percent (12%) per annum calculated on the basis of a 365 day year. SS Sellers will execute a subordination agreement and other related documents, in each case acknowledged and agreed to by applicable Selling Parties, as reasonably requested by the lenders of Purchaser or its Affiliates from time to time with respect to the payment of the Deferred Payment.

3.4          Purchase Price Adjustment.

(a)          Closing Date Purchase Price Adjustment. Prior to the Closing Date, Sellers Representative shall have provided Purchaser with an estimated consolidated balance sheet of the Companies as of the Measurement Time (the “Estimated Closing Balance Sheet”), a statement of the estimated Closing Cash (“Estimated Closing Cash”), estimated Closing Working Capital (“Estimated Closing Working Capital”), estimated Indebtedness of the Companies as of the Closing, without giving effect to the repayments of Indebtedness pursuant to Section 3.2(c) (“Estimated Closing Indebtedness”), and estimated Transaction Expenses (“Estimated Transaction Expenses”). The Estimated Closing Indebtedness and the Estimated Closing Working Capital shall be reasonably detailed and prepared by Sellers Representative in good faith. The Estimated Closing Working Capital shall be prepared in accordance with the Accounting Principles set forth on Exhibit B.

(b)          Post-Closing Date Purchase Price Adjustment.

(i)          Following the Closing, the Purchase Price shall be adjusted and finally determined as provided in this Section 3.4(b) to reflect an amount (such aggregate amount, whether positive or negative, being referred to as the “Aggregate Adjustment Amount”) equal to:

(A)          the Closing Cash;

(B)          plus the excess, if any, of Closing Working Capital over the Target Working Capital;

(C)          minus the excess, if any, of the Target Working Capital over the Closing Working Capital;

(D)          plus the excess, if any, of the Estimated Closing Indebtedness over the Closing Indebtedness;

(E)          minus, the excess, if any, of the Closing Indebtedness over the Estimated Closing Indebtedness;

(F)          plus the excess, if any, of the Estimated Transaction Expenses over the Closing Transaction Expenses; and

(G)          minus, the excess, if any, of the Closing Transaction Expenses over the Estimated Transaction Expenses.

(ii)          Within 90 days after the Closing Date, Purchaser shall cause to be prepared and delivered to Sellers Representative a consolidated balance sheet of the Companies as of the Closing (the “Closing Balance Sheet”), a statement (the “Adjustment Statement”) of the Closing Cash, Closing Working Capital, the Indebtedness of the Companies as of the Closing, without giving effect to the repayments of Indebtedness pursuant to Section 3.2(c) (“Closing Indebtedness”), Transaction Expenses as of the Closing (the “Closing Transaction Expenses”), and the Aggregate Adjustment Amount. The Adjustment Statement and the components thereof shall be prepared in good faith in accordance with the Accounting Principles. If Purchaser does not timely deliver the Adjustment Statement as provided in this Section 3.4(b)(ii), then Sellers Representative may in its sole discretion by written notice to Purchaser elect to deliver an Adjustment Statement within an additional 30 days thereafter on the same terms and subject to the same standards set forth in this Section 3.4. If Sellers Representative elects to prepare the Adjustment Statement in accordance with the immediately preceding sentence, then (except for the last sentence of Section 3.4(b)(iii)) all subsequent references in Section 3.4(b)(iii) to Purchaser and Sellers Representative will be deemed to be references to Sellers Representative and Purchaser, respectively.

(iii)          The Adjustment Statement (and the components thereof) delivered by Purchaser to Sellers Representative shall be conclusive and binding upon the Parties unless Sellers Representative, within 45 days after delivery to Sellers Representative of the Adjustment Statement, notifies Purchaser in writing that Sellers Representative disputes any of the amounts set forth therein, specifying each item in dispute and the nature of the dispute and the basis therefor (the “Dispute Notice”). Within such 45-day period (and during the subsequent resolution of any disputed items in accordance with this Section 3.4(b)(iii)) following delivery of a Dispute Notice (if any), upon Sellers Representative’s request, Purchaser shall make available to Sellers Representative copies of supporting documents and records used in preparing the Closing Balance Sheet and Adjustment Statement and Purchaser’s determinations of Closing Cash, Closing Working Capital, Closing Indebtedness, and Closing Transaction Expenses and, based thereon, the Aggregate Adjustment Amount, in each case, at reasonable times and upon reasonable notice following the delivery of the Adjustment Statement. Except for such items that are specifically disputed in the Dispute Notice (the “Disputed Matters”), the amounts set forth on the Adjustment Statement shall be final and binding on the Parties. The Parties shall in good faith attempt to resolve the Disputed Matters and, if the Parties so resolve all Disputed Matters, the Adjustment Statement (and the components thereof), as amended to the extent necessary to reflect the resolution of the Disputed Matters, shall be conclusive and binding on the Parties. If the Parties do not reach agreement in resolving all of the Disputed Matters within 30 days after notice is given by Sellers Representative to Purchaser pursuant to the second preceding sentence, Sellers Representative or Purchaser (without the consent or agreement of the other parties) may submit the dispute to the Resolution Accountants for resolution. At the time of submission of such dispute to the Resolution Accountants, Sellers Representative (on behalf of itself and the other Parties) and Purchaser will be required to represent to each other in writing that such Party has no material business or familial relationship with the Resolution Accountants. Within five Business Days after submission of the Disputed Matters to the Resolution Accountants, Purchaser and Sellers Representative shall each deliver a Settlement Offer to the Resolution Accountants. Purchaser and Sellers Representative shall provide the Resolution Accountants with reasonable access to the books and records of Purchaser and the Companies with respect to the Business and Sellers’ accountant to discuss the preparation of the Adjustment Statement and the calculation of the Aggregate Adjustment Amount, as applicable. Purchaser and Sellers Representative hereby agree not to engage in any ex parte communications with the Resolution Accountants and to include such other party in all such communications. The Resolution Accountants, acting as experts and not arbitrators, will resolve the Disputed Matters (and only the Disputed Matters) within 30 days after the date on which the Resolution Accountants are engaged or as soon thereafter as possible based solely on written submissions by Purchaser and Sellers Representative and the terms of this Agreement, and not by independent review, and shall render a written report as to the resolution of the dispute and the resulting computation of the Closing Cash, Closing Working Capital, the Closing Indebtedness, the Closing Transaction Expenses, and the Aggregate Adjustment Amount, and all components thereof, in each case as applicable with respect to the Disputed Matters, which shall be final, conclusive and binding upon the Parties absent fraud or manifest error. In resolving any disputed item, the Resolution Accountants shall not assign a value to any Disputed Matter greater than the greatest value for such Disputed Matter claimed by either party or less than the smallest value for such item claimed by either party, as set forth in each Settlement Offer. The fees and expenses of the Resolution Accountants will be allocated and payable by Purchaser, on the one hand, and by Sellers, on the other hand, in proportion to the amounts by which the proposals of Purchaser and Sellers Representative, respectively, differed from the Resolution Accountants’ final determination of such Disputed Matters, and Purchaser and Sellers Representative shall instruct the Resolution Accountants to determine such proportions in the Resolution Accountants’ final determination pursuant to this Section 3.4(b); provided that if any Party fails to deliver a Settlement Offer in accordance with this Section 3.4(b), such cost shall be borne by such Party.

(iv)          Upon final determination of the Adjustment Statement (and the components thereof) as provided in Section 3.4(b)(iii), if the Aggregate Adjustment Amount is a positive number, (A) the Aggregate Adjustment Amount shall be added to the Deferred Payment and paid in accordance with Section 3.2(b), and (B) Purchaser and Sellers Representative will deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse Schwarz Ready Mix all of the Adjustment Escrow Amount.

(v)          Upon final determination of the Adjustment Statement (and the components thereof) as provided in Section 3.4(b)(iii) if the Aggregate Adjustment Amount is a negative number (any such deficit, the “Price Decrease”), then:

(A)          if the Price Decrease exceeds the Adjustment Escrow Amount, then (I) Purchaser and Sellers Representative will deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse the Adjustment Escrow Amount to the account or accounts designated in writing by Purchaser and (II) Purchaser shall offset and deduct the amount of any remaining excess from the Deferred Payment, and

(B)          if the Price Decrease is less than or equal to the Adjustment Escrow Amount, then Purchaser and Sellers Representative will deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to (I) disburse the amount of the Price Decrease to the account or accounts designated in writing by Purchaser and (II) disburse any amount remaining in the Adjustment Escrow Account to Schwarz Ready Mix.

3.5          Tax Treatment; Purchase Price Allocation.

(a)          The Parties intend and agree to treat, for all income Tax purposes, (i) the transfer of Schwarz Ready Mix’s portion of the Acquired Assets from Schwarz Ready Mix to Purchaser as the taxable sale by Schwarz Ready Mix to HoldCo in exchange for the amount of the Cash Portion received by or on behalf of Schwarz Ready Mix in a transaction governed by Code Section 1001, (ii) the transfer of SRM Leasing’s portion of the Acquired Assets from SRM Leasing to Purchaser as the taxable sale by SRM Leasing to HoldCo in exchange for the amount of the Cash Portion and the Deferred Payment received by or on behalf of SRM Leasing in a transaction governed by Code Section 1001 and (iii) pursuant to Situation 2 of IRS Revenue Ruling 99-6 and Code Section 707(a)(2)(B), (A) the transfer of Equity Interests (other than Contributed Units) from any SS Seller to Purchaser in exchange for the amount of the Cash Portion received by or on behalf of such SS Seller as the taxable sale of partnership interests by such SS Seller to HoldCo in a transaction governed by Code Section 741, (B) the transfer of Contributed Units from any SS Seller to HoldCo in exchange for Rollover Securities as the contribution of partnership interests by such SS Seller in a transaction governed by Code Section 721(a), and (C) the acquisition by Purchaser of the Equity Interests in exchange for the amount of the Cash Portion and the Rollover Securities received by or on behalf of SS Sellers as (1) the purchase of an undivided interest in each of the Schwarz Sand Assets by HoldCo in a transaction governed by Code Section 1001, and (2) the contribution from SS Sellers to HoldCo of an undivided interest in each of the Schwarz Sand Assets in a transaction governed by Code Section 721(a), such that the partnership formed by Schwarz Sand with SS Sellers as partners shall terminate for income Tax purposes as of the end of the Closing Date, in each case, subject to any adjustments made pursuant to this Agreement (including, without limitation, Section 9.6)) (clauses (i), (ii), and (iii) the “Intended Tax Treatment”).

(b)          Within 60 days following the final determination of the Closing Working Capital, Purchaser shall deliver to Sellers Representative a statement allocating the Total Consideration as adjusted in accordance with the terms of this Agreement (and any other amounts treated as taxable consideration for federal income tax purposes) among the Acquired Assets, the Schwarz Sand Assets and the covenants described in Section 7.1 (the “Purchase Price Allocation Statement”), which shall be consistent with the Intended Tax Treatment and the principles of Code Section 1060 and prepared in accordance with the methodologies set forth on Exhibit C. If within 30 days of receiving the Purchase Price Allocation Statement, Sellers Representative has not objected, the Purchase Price Allocation Statement shall be final and binding. If Sellers Representative disagrees with the proposed Purchase Price Allocation Statement, Sellers Representative may, within 30 days of receipt of the proposed Purchase Price Allocation Statement, notify Purchaser of its disagreement. Purchaser and Sellers Representative shall, during the 15 days following any such notification of disagreement, use commercially reasonable efforts to reach agreement on the Purchase Price Allocation Statement. If Purchaser and Sellers Representative are unable to agree within such period, the Parties shall retain the Resolution Accountants to settle their dispute, provided that the Resolution Accountants shall be instructed to utilize the methodologies for determining fair market value as set forth on Exhibit C. The determination of the Resolution Accountants shall be final and binding on all Parties absent fraud or manifest error. The costs of the Resolution Accountants shall be shared equally by Purchaser, on the one hand, and Sellers, on the other hand. Purchaser and Sellers Representative shall agree in good faith to revisions to the Purchase Price Allocation Statement to reflect the Deferred Payment, subject to any adjustments made pursuant to this Agreement (including, without limitation, Section 9.6), paid to the SS Sellers or other adjustments to the Total Consideration. All Tax Returns and reports filed by Purchaser and the Selling Parties shall be prepared consistently with the Purchase Price Allocation Statement (as finally determined and revised in accordance with this Section 3.5(b)). No Party shall take or permit others to take on its behalf any position for Tax purposes that is inconsistent with the Purchase Price Allocation Statement unless required to do so pursuant to a final “determination” as defined in Section 1313(a) of the Code (or corresponding provision of state, local, or foreign Law).

3.6          Inventory Count. Purchaser and its agents, including Purchaser’s independent accountants, will take or cause to be taken a physical count of the quantities of Inventory of each Company promptly following the Closing Date, followed by an ASC 805 Valuation of such Inventory (the “Inventory Count”). The results of the Inventory Count shall be conclusive and binding on the Parties, used for the purposes of the calculation of the final Closing Working Capital, and any discrepancies identified as part of the Inventory Count shall be deemed to have occurred pre-Closing. No data, information or knowledge obtained (or that could have been obtained) by Purchaser or any of its Affiliates or agents pursuant to this Section 3.6 or otherwise shall affect or be deemed to modify any representation, warranty or agreement made by any Party under this Agreement or affect or limit the rights of Purchaser Indemnified Parties to indemnification or any other remedy under this Agreement.

3.7          Conveyance of Owned Real Property.

(a)          At the Closing, each Asset Seller shall convey to Purchaser the Owned Real Property owned by it, and in connection therewith, shall deliver to Purchaser prior to or at the Closing, with respect to each such parcel of Owned Real Property:

(i)          a special warranty deed in a form reasonably agreed to by Purchaser, executed by the Asset Seller owning such parcel of Owned Real Property and conveying to Purchaser good and marketable fee simple absolute title to each parcel of the Owners Real Property, free and clear of all Encumbrances other than Permitted Exceptions (and the Asset Seller owning such parcel of Owned Real Property will also execute and deliver any tax or recording form required to be submitted to the clerk of the Official Records in order to record the deeds, and Purchaser shall deliver an affidavit to be attached to each such deed pursuant to 60 Okla. Stat. § 121);

(ii)          A seller or owner’s affidavit and any applicable mechanics’ lien indemnity, and/or any other instrument reasonably requested by the Title Company to issue one or more Title Policies covering the Owned Real Property, including, but not limited to, affidavits requested by the Title Company to extinguish any claim to the “surface” title (each a “Title Policy Affidavit”);

(iii)         A Title Policy insuring Purchaser’s title to the Owned Real Property, subject only to Permitted Exceptions; and

(iv)         such other documents as Purchaser or the Title Company may reasonably request for the purpose of facilitating the performance of the transactions contemplated hereby.

(b)          The Parties shall be liable for, and shall deliver or cause to be delivered, on behalf of the applicable payors to the applicable payees (without duplication of Section 3.2(d)) costs and expenses in connection with the transfer of the Owned Real Property as set forth below (the “Real Property Transfer Costs”):

(i)          the Asset Sellers shall be liable for (A) any excise or stamp Taxes assessed with respect to the transfer of the Owned Real Property and (B) costs associated with updating the title abstracts for the Owned Real Property;

(ii)         Purchaser shall be liable for the cost of endorsements to the Title Policies; and

(iii)         the Asset Sellers, on the one hand, and Purchaser, on the other hand, shall each be liable for 50% of (A) any and all recording fees and expenses of such conveyance instrument or instruments; (B) any costs to file or correct any such instruments, (C) any settlement or closing fee charged by the title insurance agent or closing agent to such Asset Seller owning such parcel of Owned Real Property, and (D) any costs associated with obtaining the Title Policies.

(c)          The Asset Sellers shall be responsible for timely filing all necessary documents with respect to such stamp and documentary taxes, to the extent applicable.

3.8          Deferred Payment.

(a)          Subject to Section 3.3, on March 31, 2026, Purchaser will pay, or cause to be paid, to SRM Leasing an amount, which shall not be less than $0, equal to (i) the Deferred Payment, subject to any adjustments made pursuant to the other provisions of this Agreement (including, without limitation, Section 3.4 and Section 9.6, minus (ii) if the Aggregate Adjustment Amount has not been finally determined in accordance with Section 3.4, Purchaser in good faith estimates there is a Price Decrease, and such Price Decrease exceeds the amount of the Adjustment Escrow Amount, an amount equal to the amount by which such estimated Price Decrease exceeds the Adjustment Escrow Amount (but, for the avoidance of doubt, in each case without duplication of any existing offset against the Deferred Payment) (subsection (ii), “Adjustment Unresolved Claims”).

(b)          Subject to Section 3.3, with respect to any remaining balance attributable to Unresolved Claims and not otherwise subject to offset, Purchaser will pay, or cause to be paid, to SRM Leasing amounts not to exceed such balance in the aggregate, promptly, but in any event within ten (10) Business Days (to the extent not utilized to satisfy any such Unresolved Claims resolved in favor of Purchaser) of the resolution of any such Unresolved Claim.

Article IV.

CLOSING

4.1          Closing Date. The consummation of the Rollover Transaction, and the Sale Transaction and the assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) is taking place concurrently with the execution and delivery of this Agreement and the Transaction Documents via exchange of executed signature pages by electronic means (including email of documents in portable document format (.pdf)) with original documents being exchanged contemporaneously with or promptly after the Closing where applicable and necessary (the “Closing Date”). The Rollover Transaction shall be deemed to have been consummated prior to the Sale Transaction. Except as otherwise expressly provided herein, all proceedings to be taken and all documents to be executed and delivered by all Parties at the Closing will be deemed to have been taken and executed simultaneously, and no proceedings will be deemed to have been taken nor documents executed or delivered until all have been taken, executed, and delivered.

4.2          Sellers’ Deliveries on the Closing Date. The Sellers are hereby delivering (or causing to be delivered), in each case in a form reasonably satisfactory to Purchaser:

(a)          the notices, consents, approvals, Orders and authorizations of, or registrations, declarations or filings with, any Person or Governmental Body required to be obtained or made in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, that are listed on Schedule 4.2(a) (each a “Required Consent”);

(b)          an IRS Form W-9 completed by each Seller;

(c)          (i) landlord waivers with respect to each Real Property Lease; (ii) landlord estoppels and consents for the Real Property Leases listed on Schedule 4.2(c)-1 and (iii) an assignment and assumption agreement with respect to each Real Property Lease identified on Schedule 4.2(c)-2, duly executed by such applicable Seller (each a “Real Property Lease Assignment”);

(d)          (i) certificates dated as of a date not earlier than the fifth Business Day prior to the Closing Date as to the good standing and payment of all applicable Taxes by each Company, executed by the appropriate official of the state of its organization and each jurisdiction in which such Company is licensed or qualified to do business; and (ii) Tax Clearance Certificates requested by Purchaser pursuant to Section 10.4 dated not more than ten Business Days prior to the Closing Date with respect to each Company;

(e)          written evidence that each Company has obtained the issuance, reissuance or transfer of all Permits (including Environmental Permits) required under Law to conduct the operations of the Business as of the Closing Date, and written evidence that such Company has satisfied all property transfer requirements and permitting reliance thereon by such Seller’s lenders arising under Law (including Environmental Laws);

(f)          transfer documentation duly executed by the applicable Persons evidencing the transfer of the domain names set forth on Schedule 4.2(f);

(g)          a bill of sale conveying the Acquired Assets to Purchaser, duly executed by each Asset Seller (each a “Bill of Sale”);

(h)          an assignment and assumption agreement, duly executed by each Asset Seller (the “Assignment and Assumption Agreement”);

(i)          (i) payoff letters reflecting the amount required in order to pay in full any Indebtedness of the Companies as of the Closing or Transaction Expenses and provide that upon payment in full of the amounts indicated thereon (A) all Liens of such Persons in and to the properties and assets of any Company shall be irrevocably terminated and of no further force and effect or (B) Purchaser shall be permitted to file, or cause its representatives to file, the appropriate UCC financing amendments (termination statements) to irrevocably terminate and release all Liens of such Persons in and to the properties and assets of any Company (the “Pay-Off Letters”) and (ii) all instruments and documents necessary to release any and all Liens on the Acquired Assets, including appropriate UCC financing statement amendments (termination statements);

(j)          a certificate of an officer of each Company certifying as to (i) the resolutions of the board of directors or board of managers of such Company and of the Owners or SS Sellers (as applicable) approving the execution and delivery of this Agreement and the transactions contemplated by this Agreement, (ii) an incumbency and signature certificate regarding the officer(s) signing this Agreement and each Seller Document on behalf of such Seller, (iii) the certificate of incorporation or formation, as amended and/or restated, certified as of the most recent practicable date by the Secretary of State of the State of Oklahoma of each Company, and (iv) the bylaws or operating agreement (as applicable) of each Company, as amended and/or restated (each a “Company Officer Certificate”);

(k)          the Escrow Agreement, duly executed by the Sellers Representative;

(l)          evidence satisfactory to Purchaser that the Asset Sellers (i) have named Purchaser as an additional insured under its Occurrence Policies pursuant to Section 7.7(a) and (ii) secured the Tail Policies pursuant to Section 7.7(b);

(m)          (i) a joinder to the Limited Liability Company Agreement of HoldCo (the “A&R LLC Agreement”), (ii) a subscription agreement in respect of the Rollover Securities, and (iii) a Preferred Equity Subordination Agreement, in each case, duly executed by each applicable Selling Party;

(n)          each item listed in Section 3.7;

(o)          evidence reasonably satisfactory to Purchaser that each Company, as applicable, has terminated the Contracts set forth on Schedule 4.2(o);

(p)          any certificates of title necessary to effect or record the transfer of any Acquired Assets for which ownership is evidenced by a certificate of title;

(q)          a waiver, in form and substance reasonable satisfactory to Purchaser, duly executed by the Vital Tenant evidencing waiver of the right of first refusal held by the Vital Tenant, pursuant to the terms of the Vital Lease;

(r)          the Boneyard License Agreement, duly executed by SRM Leasing;

(s)          unit transfer powers, duly executed by each SS Seller and such other documentation as is reasonably required to transfer the Equity Interests to Purchaser, free and clear of all Liens;

(t)          written resignations of each of the officers and managers of Schwarz Sand; and

(u)          such other documents as Purchaser may reasonably request.

4.3          Purchaser Deliveries on the Closing Date. At the Closing, Purchaser shall deliver (or cause to be delivered):

(a)          to the parties entitled thereto, the deliveries set forth in Section 3.2;

(b)          to the Sellers Representative, the Assignment and Assumption Agreement, and Boneyard License Agreement, duly executed by Purchaser;

(c)          to the Sellers Representative and Escrow Agent, the Escrow Agreement, duly executed by Purchaser and the Escrow Agent;

(d)          to the Sellers Representative, a certificate of an officer of Purchaser certifying as to (i) the resolutions of the sole member of Purchaser approving the execution and delivery of this Agreement and the transactions contemplated by this Agreement and (ii) an incumbency and signature certificate regarding the officer(s) signing this Agreement; and

(e)          to the Sellers Representative, evidence of the issuance of the R&W Insurance Policy by the R&W Insurance Provider.

Article V.

REPRESENTATIONS AND WARRANTIES OF THE SELLING PARTIES

The Selling Parties hereby represent and warrant to Purchaser that:

5.1          Organization and Good Standing. Each Company is an entity duly incorporated or formed, validly existing and in good standing under the Laws of the State of Oklahoma and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted. Each Company is duly qualified or authorized to do business and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization (each such jurisdiction is set forth on Schedule 5.1). Sellers have delivered to Purchaser true, complete and correct copies of each Company’s Organizational Documents as in effect on the date hereof.

5.2          Subsidiaries. No Company has any Subsidiaries and, except as set forth on Schedule 5.2, has never had any Subsidiaries.

5.3          Authorization of Agreement; Ownership of the Companies.

(a)          Each Seller and Schwarz Sand has all requisite power and authority and has taken all corporate action to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by such Seller or Schwarz Sand, as applicable, in connection with the transactions contemplated by this Agreement (collectively, the “Seller Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each Owner, except Paul D. Schwarz who is an individual residing in the State of Oklahoma, and each SS Seller is a trust duly organized and validly existing under the laws of its jurisdiction of formation. Each Owner has all requisite legal capacity or authority, as applicable to execute, deliver, and perform its or his obligations under this Agreement and each other agreement, document, instrument, or certificate contemplated by this Agreement to be executed by it or him in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Owner Documents”). Each Transaction Beneficiary is an individual residing in the State of Oklahoma and in each case has all requisite legal capacity to execute, deliver, and perform his obligations under this Agreement and each other agreement, document, instrument, or certificate contemplated by this Agreement to be executed by him or her in connection with the consummation of the transactions contemplated by this Agreement (collectively, the “Beneficiary Documents”). The execution, delivery and performance of this Agreement, each of the Seller Documents, each of the Owner Documents, and each of the Beneficiary Documents and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all requisite action on the part of the applicable Selling Parties. This Agreement, each of the Seller Documents, each of the Owner Documents, and each of the Beneficiary Documents have been duly and validly executed and delivered by each Seller, each Transaction Beneficiary, or the Owners, as applicable, and (assuming due authorization, execution and delivery by Purchaser) this Agreement, each of the Seller Documents, each of the Owner Documents, and each of the Beneficiary Documents constitute legal, valid and binding obligations of the Selling Parties enforceable against the Selling Parties in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)          The Owners are the record and beneficial owners of all of the issued and outstanding capital stock or other equity interests of each Asset Seller or securities convertible or exercisable into capital stock or other equity interests of such Asset Seller, as set forth on Exhibit A attached hereto. No other Person owns or asserts ownership of any percentage interest, warrant, option, equity or other interest in any Asset Seller, including any right to receive any such equity interest upon the conversion, exercise or exchange of any other interest in such Asset Seller.

(c)          The SS Sellers are the record and beneficial owners of all of the Equity Interests, as set forth on Exhibit A attached hereto. All of the Equity Interests have been duly authorized for issuance, validly issued in compliance with all applicable state and federal securities Laws, are fully paid, and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar right. No other Person owns or asserts ownership of any percentage interest, warrant, option, equity or other interest in Schwarz Sand, including any right to receive any such equity interest upon the conversion, exercise or exchange of any other interest in Schwarz Sand. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights with respect to Schwarz Sand. There are no bonds, debentures, notes or other Indebtedness of Schwarz Sand having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which members (or other equity holders) of Schwarz Sand may vote. There are no voting trusts, irrevocable proxies or other Contracts or understandings to which Schwarz Sand or any SS Seller is a party or is bound with respect to the voting or consent of any equity interests of Schwarz Sand.

5.4          Conflicts; Consents of Third Parties.

(a)          Except as set forth on Schedule 5.4(a), none of the execution and delivery by the Selling Parties of this Agreement, the Seller Documents, the Owner Documents, or the Beneficiary Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Selling Parties with any of the provisions hereof or thereof, will conflict with, or result in any violation or breach of, conflict with or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or give rise to any obligation of the Selling Parties to make any payment under, or give rise to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of any Company under any provision of (i) the Organizational Documents of any Company; (ii) any Contract or Permit to which any Company is a party or by which any of the properties or assets of any Company are bound; (iii) any Order applicable to any Company or by which any of the properties or assets of any Company are bound; or (iv) any applicable Law.

(b)          Except as set forth on Schedule 5.4(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Selling Parties in connection with (i) the execution and delivery of this Agreement, the Seller Documents, the Owner Documents, or the Beneficiary Documents, the compliance by any Selling Party with any of the provisions hereof and thereof, the consummation of the transactions contemplated hereby and thereby or the taking by any Selling Party of any other action contemplated hereby or thereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any Contract or Permit of any Company.

5.5          Financial Statements.

(a)          Sellers have delivered to Purchaser copies of (i) the audited consolidated balance sheet of the Companies as at December 31, 2022, 2023 and 2024 and the related audited consolidated statements of income and cash flows of the Companies for the twelve-month periods then ended, and (ii) the unaudited consolidated balance sheet of Schwarz Ready Mix as at August 31, 2025 (the “Interim Balance Sheet,” and such date being referred to as “Interim Balance Sheet Date”) and the related consolidated statement of income of the Companies for the eight-month period then ended (such statements referred to in subsection (ii), the “Interim Financial Statements,” and, together with such financial statements referred to in subsection (i) immediately above and attached hereto as Schedule 5.5(a)-1, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”). The Financial Statements (A) have been prepared in accordance with GAAP consistently applied by the Companies without material modification of the accounting principles used in the preparation thereof (except as necessary to comply with GAAP), throughout the periods presented, except as set forth on Schedule 5.5(a)-2, and (B) are complete in all material respects (as determined according to GAAP) and fairly present in all material respects the financial position, results of operations, and (excluding the Interim Financial Statements) cash flows of each Company as at the dates and for the periods indicated therein except, in the case of the Interim Financial Statements, for the absence of footnotes and subject to immaterial normal recurring year-end adjustments. The audited consolidated balance sheet of Schwarz Ready Mix as at December 31, 2024 is referred to herein as the “Balance Sheet” and December 31, 2024 is referred to herein as the “Balance Sheet Date.”

(b)          All books, records and accounts of each Company from which the Financial Statements and Estimated Closing Balance Sheet were derived are accurate and complete in all material respects, and are maintained in all material respects in accordance with reasonable business practice and all applicable Laws. Each Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and compliance with applicable Laws, including the FCPA; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(c)          No Company has made an assignment in favor of its creditors or a proposal in bankruptcy to its creditors or any class thereof or had any petition for a receiving order presented in respect of it. No Company has initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver has been appointed in respect of any Company or any of the property or assets of any Company, and no execution or distress has been levied upon any of the property or assets of any Company. No act or proceeding has been taken or authorized by or against any Company with respect to any merger, consolidation, arrangement or reorganization of, or relating to, any Company nor have any such proceedings been authorized by any other Person.

5.6          No Undisclosed Liabilities; Other Indebtedness.

(a)          No Company has Indebtedness or Liabilities other than those (a) incurred in connection with the transactions required under this Agreement, (b) specifically reflected in, fully reserved against or otherwise described in the Interim Balance Sheet or the notes thereto, (c) Liabilities incurred in the Ordinary Course of Business since the Interim Balance Sheet Date (none of which is a Liability relating to a Legal Proceeding or for breach of contract, tort, warranty, violation of Law, infringement, or misappropriation), (d) any executory obligations arising under Material Contracts or other Contracts entered into in the Ordinary Course of Business (none of which is a Liability relating to a Legal Proceeding or for breach of contract, tort, warranty, violation of Law, infringement, or misappropriation), (e) that are immaterial to such Seller, or (f) set forth on Schedule 5.6(a). Schedule 5.6(a) sets forth, in each case or instance of Indebtedness of the type referred to in clause (i) of the definition of “Indebtedness”, the (i) identity of such holder of Indebtedness and (ii) original and outstanding amounts. Giving effect to the Closing, the Sellers do not have any outstanding Indebtedness, and all outstanding Indebtedness has been repaid at Closing pursuant to the Pay-Off Letters.

(b)          All Indebtedness listed on Schedule 5.6(b) has been paid in full, including any such Indebtedness that was reflected on the Balance Sheet and outstanding at the Balance Sheet Date, but paid in full prior to the Interim Balance Sheet, and (i) no asset of any Company is subject to any Lien with respect to such Indebtedness, (ii) all documents, notes, and other agreements executed in connection with such Indebtedness have terminated and (iii) no Company owes any amounts or has any other continuing Liabilities relating to such Indebtedness. Each Selling Party hereby irrevocably authorizes Purchaser, or its agent or designee, to file termination statements or other instruments terminating any Liens in favor of such Selling Party, as secured party, in respect of any Indebtedness set forth on Schedule 5.6(a) or Schedule 5.6(b).

5.7          Title to Acquired Assets; Sufficiency; Fair Consideration. Except as set forth on Schedule 5.7, the Companies (either individually or collectively, as applicable) own and have valid, marketable and legal title to each of the Acquired Assets and Schwarz Sand Assets, free and clear of all Liens other than Permitted Exceptions. No Selling Party other than a Company owns any assets used in, or associated with, the Business. The Acquired Assets and the Schwarz Sand Assets constitute all of the assets used in or held for use in the Business and are sufficient for Purchaser to conduct the Business from and after the Closing Date without interruption and in the Ordinary Course of Business, as it has been conducted by the Companies, and to complete any and all work required by the Acquired Contracts. Except as set forth on Schedule 5.7, none of the Acquired Assets or the Schwarz Sand Assets require material repairs or other maintenance, other than ordinary or routine maintenance and repairs that are not material in nature or cost (which, for purposes of this Agreement, shall include costs for any repairs to any particular piece of equipment that, individually or in the aggregate, exceed $10,000), and any maintenance or compliance records of Schwarz Sand or transferred by the Asset Sellers to Purchaser pursuant to this Agreement accurately reflect the condition of the Acquired Assets and the Schwarz Sand Assets as of the Closing Date. No Asset Seller has any legal obligation, absolute or contingent, to any other Person to sell any of the Acquired Assets or to enter into any agreement with respect to the Acquired Assets. Sellers have determined, in good faith, that the Purchase Price is equal to or greater than the fair value of the Acquired Assets and Equity Interests. No Seller is entering into the transactions contemplated hereby with intent to hinder, delay or defraud either present or future creditors.

5.8          Absence of Certain Developments. Except as expressly contemplated by this Agreement or as set forth on Schedule 5.8, since the Balance Sheet Date, (A) each Company has conducted its Business only in the Ordinary Course of Business, (B) there has not been any event, occurrence, fact, condition or change that has had, or could reasonably be expected to become, individually or in the aggregate, a Material Adverse Change, and (C) no Company has:

(a)          (i) increased the salary or other compensation of any director, manager, officer or Employee, except for annual raises granted in the Ordinary Course of Business, (ii) granted any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director, manager, officer, Employee or consultant, (iii) materially increased the coverage or benefits available under any (or create any new) Plan, or (iv) entered into any employment, deferred compensation, equity, equity-based, or incentive compensation, severance, retention, change in control, special pay, consulting, non-competition or similar agreement or arrangement with any directors, managers, officers, Independent Contractors or Employees of such Company (or amend any such agreement) to which such Company is a party;

(b)          (i) issued, created, incurred, assumed, guaranteed, endorsed or otherwise became liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness; (ii) except in the Ordinary Course of Business, paid, repaid, discharged, purchased, repurchased or satisfied any Indebtedness of any Company; or (iii) modified the terms of any Indebtedness;

(c)          subjected itself to any Lien or otherwise encumbered or permitted, allowed or suffered to be encumbered, any of the properties or assets (whether tangible or intangible) of, or used by, any Company, except for Permitted Exceptions;

(d)          acquired any material properties or assets or sold, assigned, licensed, transferred, conveyed, leased or otherwise disposed of any of the material properties or assets of, or used by, any Company, other than for fair consideration in the Ordinary Course of Business;

(e)          entered into or agreed to enter into any merger or consolidation with any corporation or other entity, or engaged in any new business or invested in, made a loan, advance or capital contribution to, or otherwise acquired the securities, of any other Person;

(f)          canceled or compromised any debt or claim or waived or released any material right of Company except in the Ordinary Course of Business;

(g)          entered into any commitment for capital expenditures of any Company in excess of $10,000 individually, or $50,000 in the aggregate, except as set forth on Schedule 5.8(g);

(h)          entered into, modified or terminated any labor or collective bargaining agreement of any Company or, through negotiation or otherwise, made any commitment or incurred any Liability to any labor organization with respect to any Company;

(i)          made (i) any material adverse change to the Business, taken as a whole, (ii) any material and fundamental change in the nature of their products or services, or, (iii) other than in the Ordinary Course of Business, any material change in Product specifications or prices or terms of distributions of such Products or material change in its pricing, discount, allowance or return policies or grant any pricing, discount, allowance or return terms for any customer or supplier not in accordance in all material respects with such policies;

(j)          entered into any transaction or entered into, modified or renewed any Contract which by reason of its size, nature or otherwise is not in the Ordinary Course of Business;

(k)          except for transfers of cash pursuant to normal cash management practices in the Ordinary Course of Business, made any investments in or loans to, or paid any fees or expenses to, or entered into or modified any Contract with any Related Persons;

(l)          made a change in its accounting or Tax reporting principles, methods or policies;

(m)          (i) made, changed or revoked any material Tax election, or (ii) settled or compromised any material Tax claim or Liability or entered into a settlement or compromise with respect to material Taxes, in each case, with respect to the Acquired Assets or the Business;

(n)          entered into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of any Company to compete with or conduct the Business or line of business in any geographic area or solicit the employment of any persons;

(o)          terminated, amended, restated, supplemented, abandoned or waived any rights under any (i) Material Contract, Real Property Lease, Personal Property Lease or Intellectual Property License, other than in the Ordinary Course of Business or (ii) Permit;

(p)          settled or compromised any pending or threatened Legal Proceeding or any claim or claims;

(q)          changed or modified its credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) or failed to pay or delayed payment of payables or other liabilities;

(r)          took any action which may adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement;

(s)          has experienced any damage, destruction or loss (whether or not covered by insurance) to its property or assets, including, without limitation, the Real Property, in excess of $10,000;

(t)          agreed to do anything (i) which would make any of the representations and warranties of any Company in this Agreement or any of the Seller Documents, the Owner Documents, or the Beneficiary Documents untrue or incorrect in any material respect or could result in any of the conditions to the Closing not being satisfied or (ii) that could be reasonably expected to have a Material Adverse Change; or

(u)          taken or omitted to take action that would result in the occurrence of any of the foregoing or entered into a contract, agreement or understanding to do or engage in any of the foregoing after the date hereof.

5.9          Taxes.

(a)          Except as set forth on Schedule 5.9(a), (i) All income Tax Returns required to be filed by or on behalf of Schwarz Sand, and all other material Tax Returns required to be filed by or on behalf of any Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; and (ii) all material Taxes payable by or on behalf of any Company have been fully and timely paid. With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, each Company has made due and sufficient accruals for such Taxes in the Financial Statements and its books and records.

(b)          Each Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has duly and timely withheld and paid over to the appropriate Taxing Authority all material amounts required to be so withheld and paid under all applicable Laws. Each Company has properly collected and paid all material sales Taxes and similar Taxes required to be collected and paid in any jurisdictions where the Products and services are sold or used and has timely filed all material Tax Returns with respect thereto.

(c)          Each Company has made available to Purchaser complete copies of (i) all federal, state, local and foreign Tax Returns of such Company relating to the taxable periods since January 1, 2022 and (ii) any audit report issued since the Lookback Date relating to any Taxes due from or with respect to such Company. Each Company has identified those Tax Returns that have been examined by the relevant Taxing Authority or with respect to which the statute of limitations has expired.

(d)          Schedule 5.9(d) lists (i) all types of Taxes paid, and all types of Tax Returns filed by or on behalf of each Company with respect to the Acquired Assets, and (ii) all of the jurisdictions that impose such Taxes or with respect to which any Company has a duty to file such Tax Returns, in each case with respect to the Acquired Assets. No written claim has been made by a Taxing Authority in a jurisdiction where any Company does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(e)          Except as set forth in Schedule 5.9(e), there are no audits or investigations by any Taxing Authority in progress, nor has any Company received any notice in writing from any Taxing Authority that it intends to conduct such an audit or investigation. No issue has been raised by a Taxing Authority in any prior examination of any Company that, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period.

(f)          There are no Liens, other than Liens that are Permitted Exceptions, as a result of any unpaid Taxes upon any of the Acquired Assets, the Schwarz Sand Assets or the Equity Interests.

(g)          All of the property of the Companies and their respective Affiliates that is subject to property Tax has been properly listed and described on the property tax rolls of the appropriate Taxing Authority.

(h)          Schwarz Sand does not have a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or other request pending with any Governmental Body that relates to the Taxes or Tax Returns of Schwarz Sand. Except as set forth in Schedule 5.9(h), no power of attorney granted by Schwarz Sand with respect to any Taxes is currently in force. Schwarz Sand has not executed or filed with any Governmental Body any agreement or other document extending or having the effect of extending the statute of limitations for assessment, collection or other imposition of any Tax (other than the filing of an extension to file any Tax Return in ordinary course).

(i)          Schwarz Sand has not engaged in any “listed transaction” (or a substantially similar transaction) within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (irrespective of the effective dates).

(j)          Schwarz Sand is not subject to a material Tax holiday or Tax incentive or grant in any jurisdiction that based on applicable Law could be subject to recapture at or following the Closing.

(k)          Schwarz Sand is (and has been for its entire existence) classified as a partnership for all income Tax purposes and no election has been made (or is pending) to change such treatment.

(l)          Schwarz Sand is not required to include any item of income, or exclude any item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of (i) an installment sale transaction occurring before the Closing governed by Code Section 453 (or any similar provision of state, local or non-U.S. Laws); (ii) a transaction occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts or deferred revenue; (iv) a change in method of accounting with respect to a Pre-Closing Tax Period (or as a result of an impermissible method used in a Pre-Closing Tax Period); or (v) an agreement entered into with any Governmental Body (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date.

(m)          Schwarz Sand does not currently use the cash method of accounting for income Tax purposes.

5.10         Real Property.

(a)          Schedule 5.10(a) sets forth the address (including city, county, state and zip code) and description of each parcel of real property owned (each an “Owned Real Property”, collectively the “Owned Real Property”) by any Company, which description includes the name of the applicable Company who is the owner. With respect to each parcel of Owned Real Property:

(i)          Such Company has good title to such Owned Real Property, free and clear of all Liens, except Permitted Exceptions;

(ii)          Except as set forth in Schedule 5.10(b)(ii), such Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof (in each case that is currently in effect), and there are no parties in possession of any portion of the Owned Real Property except such Company;

(iii)          there are no lease brokerage agreements, leasing commission agreements, or other agreements entered into by any Company providing for payments of any amounts for leasing activities or procuring tenants with respect to the Owned Real Property;

(iv)          there are no outstanding options, rights of first offer or rights of first refusal granted to any third party to purchase such Owned Real Property or any portion thereof or interest therein;

(v)          each such parcel is in good operating condition without structural defects, normal wear and tear excepted, is in sufficient condition to support the current and contemplated operations of the Business of such Company in all material respects and, to Seller’s Knowledge, no condition exists requiring material repairs, alterations, or corrections;

(vi)          there are no unpaid charges, costs or expenses for improvements to the Owned Real Property which could give rise to any mechanic’s or materialmen’s or other statutory liens;

(vii)          no portion of the Owned Real Property is subject to assessment or collection of additional Taxes for prior years based on a change in land usage or ownership;

(viii)          all utilities (including water, sewer, gas, electricity, trash removal, and telephone service) are available to and connected with the Owned Real Property in sufficient quantities to adequately serve the same;

(ix)          no Selling Party has received any written notice of any pending condemnation or similar proceeding affecting the Owned Real Property or any portion thereof, and to the Knowledge of Seller, no such threatened proceeding exists;

(x)          the Owned Real Property includes legal, valid rights of ingress, egress and access (by way of sufficient title to such easements, rights of way and other rights appurtenant to the Owned Real Property that are necessary to permit ingress, egress and access), and Seller is not aware of any fact or condition that exists which would result in the termination of any such ingress, egress or access;

(xi)          to Seller’s Knowledge, unless otherwise disclosed to Purchaser by the Companies or otherwise disclosed in the Title Policies, there are no written development agreements or development obligations with any Governmental Body or third-party required in connection with the development of the Owned Real Property that remain incomplete, and there are no offsite or subdivision improvements required by any applicable Governmental Body or third-party for the intended use and occupancy of the Owned Real Property that remain incomplete;

(xii)          the Owned Real Property is properly zoned to permit the continued use of the Owned Real Property for conduct of Business, and, to Seller’s Knowledge, there are no pending amendments to any applicable zoning ordinance which are likely to curtail or to interfere with such continued use; and

(xiii)          the Owned Real Property is not subject to any use restrictions, exceptions, reservations or limitations which interfere with or material impair the present and continued used thereof as currently used by the Companies in the conduct of the Business.

(b)          Schedule 5.10(b) sets forth a complete list of all real property and interests in real property leased by any Company (such leases individually, a “Real Property Lease” and collectively, the “Real Property Leases” and such properties and interests in real property, each a “Leased Real Property”) as lessee, lessor, subtenant, licensor, licensee or occupant, including a description of each such Real Property Lease (including the address (including city, county, state and zip code) where such leased property is located, the name of the third party lessor, lessee, subtenant, licensor, licensee or occupant, the date of the lease, sublease license or occupancy agreement and all amendments thereto). No Company is obligated under any leases, rights of first refusal, options to purchase, rights of occupancy or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein, except the Real Property Leases set forth on Schedule 5.10(b). The Companies have a valid, binding and enforceable leasehold interest under each of the Real Property Leases under which it is a lessee, free and clear of all Liens other than Permitted Exceptions. Each of the Real Property Leases is in full force and effect. No Company is in default under any Real Property Lease and, to Seller’s Knowledge, no event has occurred and no circumstance exists that, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default. No Company has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by any Company under any of the Real Property Leases and, to the Knowledge of Seller, no other party is in default thereof, and no party to any Real Property Lease has exercised any termination rights with respect thereto. Each Company has possession and quiet enjoyment of the premises under the Real Property Lease and there are no disputes between any Company and the other party to any Real Property Lease. There are no arrears of rent with respect to any Real Property Lease. There are no unpaid commissions due to or payable by any Company to any other becoming due after the Closing Date under the Real Property Leases. With respect to each parcel of Leased Real Property:

(i)          The Companies have all certificates of occupancy and Permits of any Governmental Body necessary or useful for the current use and operation of each Leased Real Property, and the Companies have fully complied with all material conditions of the Permits applicable to them. No default or violation, or event that with or without notice or the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any Permit.

(ii)          There does not exist any actual or, to the Knowledge of Seller, threatened or contemplated condemnation or eminent domain proceedings that affect any Leased Real Property or any part thereof, and no Company has received any notice, oral or written, of the intention of any Governmental Body or other Person to take or use all or any part thereof.

(iii)          No Company owns or holds, nor is any Company obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

(iv)          No tenant under the Real Property Leases has exercised any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

(v)          No Company has received any notice from any insurance company that has issued a policy with respect to any Leased Real Property requiring performance of any structural or other repairs or alterations to such Leased Real Property.

(vi)          No security deposit of portion thereof deposited with respect to any Real Property Lease has been applied (and remains deficient) in respect of a breach or default of payment of obligations under such Real Property Lease.

(vii)          All utilities (including water, sewer, gas, electricity, trash removal and telephone service) are available to and connected with the premises subject to the Real Property Leases in quantities (if any) necessary for the continued operation of such Business as such Business is currently conducted on the premises.

(viii)          All construction or renovation work done for any Selling Party or construction materials furnished to any Selling Party, with respect to any premises subject to a Real Property Lease, has been paid for in full or will be paid in full and discharged by the Closing Date in accordance with applicable Laws.

5.11          Personal Property.

(a)          Schedule 5.11(a) sets for a list of all items of tangible assets and other personal property used in the Business. Each Company (collectively or individually) has good and marketable title to all of the items of personal property used in the Business (except as sold or disposed of subsequent to the date hereof in the Ordinary Course of Business and not in violation of this Agreement), including, without limitation, the Acquired Assets, free and clear of any and all Liens, other than Permitted Exceptions. Schedule 5.11(a) sets out a complete and accurate list of all locations where the property and assets of any Company is situated.

(b)          Schedule 5.11(b) sets forth all leases of personal property (“Personal Property Leases”) relating to personal property used in the Business or to which any Company is a party or by which the properties or assets of any Company are bound. All of the items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in the condition required of such property by the terms of the lease applicable thereto during the term of the lease. The Sellers have delivered to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(c)          Except as set forth on Schedule 5.11(c), the personal property owned and leased by any Company (i) has been maintained in all material respects in accordance with customary and reasonable business practices of such Company’s business, including with respect to regularly scheduled maintenance at regular service intervals, customary refurbishment, and consistent with manufacturer’s recommendations and the terms of any applicable lease agreements relating to such personal property, (ii) is in all material respects in good condition and repair, subject to normal wear and tear (including aging and ordinary course deterioration from regular use), ongoing repairs or refurbishments in the Ordinary Course of Business and obsolescence in the Ordinary Course of Business, and (iii) is suitable in all material respects for the purposes for which it is used; provided, however, that the existence of more up-to-date technology shall not bear on the suitability or adequacy of such property for its use unless the use of such “up-to-date technology” is otherwise required by applicable Law. The Companies have a valid, binding and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee. Each of the Personal Property Leases is in full force and effect and no Company has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by any Company under any of the Personal Property Leases and, to the Knowledge of Seller, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

5.12          Intellectual Property.

(a)          Schedule 5.12(a) sets forth an accurate and complete list of all Internet domain names, Patents, registered Marks, pending applications for registration of Marks, unregistered Marks, registered Copyrights, pending applications for registration of Copyrights, and material unregistered Copyrights (including Software) included in the Acquired Intellectual Property. Schedule 5.12(a) lists (i) the jurisdictions in which each such item of Acquired Intellectual Property has been issued, registered, otherwise arises or in which any such application for such issuance and registration has been filed and (ii) the registration or application number and date, as applicable. All Acquired Intellectual Property is valid, subsisting and enforceable. No interference, opposition, reissue, re-examination, post-grant review, or other Legal Proceeding is pending or, to the Knowledge of Seller, threatened, in which the scope, validity, or enforceability of any Acquired Intellectual Property is being, has been, or could reasonably be expected to be contested or challenged.

(b)          Except as set forth on Schedule 5.12(b), the Companies are the sole and exclusive owner of all right, title and interest in and to all of the Acquired Technology and Acquired Intellectual Property, free and clear of all Liens or obligations to others. The Companies has valid and continuing rights to use, sell and license, as the case may be, all other Intellectual Property and Technology related to or used in connection with the Business as the same is used, sold and licensed in the Business as presently conducted and proposed to be conducted, free and clear of all Liens or obligations to others. The consummation of the transactions contemplated hereby will not result in the loss or impairment of Purchaser’s right to own or use any of the Acquired Intellectual Property or Acquired Technology.

(c)          The Acquired Intellectual Property and Acquired Technology, the design, development, manufacturing, licensing, marketing, distribution, offer for sale, sale or use or maintenance of any Products and services in connection with the Business as presently and as currently proposed to be conducted, and the present and currently proposed business practices, methods and operations of any Company do not infringe, constitute an unauthorized use of, misappropriate, dilute or violate any Intellectual Property or other right of any Person, and there are no pending or threatened claims against any Company regarding any of the foregoing. To the Knowledge of Seller, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Acquired Intellectual Property.

(d)          No Trade Secret has been disclosed by any Company to any Person other than pursuant to a confidentiality or non-disclosure agreement or other legally binding obligation of confidentiality or non-disclosure. Each Company has taken adequate security measures to protect the secrecy, confidentiality and value of all the Trade Secrets included in the Acquired Assets, which measures are reasonable in the industry in which such Company operates. Each Company has executed valid written agreements with all Persons who have contributed to the development of Acquired Intellectual Property pursuant to which each such Person has assigned to Company all of their rights in and to such Intellectual Property.

(e)          The information technology systems of each Company, including the relevant Software and Hardware, are adequate for such Company’s Business as presently conducted and as currently proposed to be conducted, including with respect to expected increases in business volume. No information technology systems of any Company have suffered any material failure since the Lookback Date and are reasonably secure against intrusion. No Company has suffered any security breaches since the Lookback Date that have resulted in a third party obtaining access to any Confidential Information of any Company or any of its customers or suppliers or otherwise relating to the Business.

(f)          Each Company is in compliance with any posted privacy policies and any Laws or regulations relating to personally identifiable information. No Company has received any written complaint regarding the collection, use or disclosure of personal information. To the Knowledge of Company, no Company has experienced any breach of security or unauthorized access by third parties to personal information in any Company’s possession, custody or control.

5.13          Material Contracts.

(a)          Schedule 5.13(a) sets forth, by reference to the applicable subsection of this Section 5.13(a), all of the following Contracts to which any Company is a party and for which there are continuing obligations as of or following the Closing Date or by which any Company or any Company’s assets or properties are bound (collectively, the “Material Contracts”):

(i)          Contracts with any current or former officer, director, equity holder, manager, member or Affiliate of any Company;

(ii)         Contracts with any labor Union or association representing any Employee of any Company;

(iii)        Contracts for the sale of any of the assets of any Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its assets;

(iv)        Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;

(v)          Contracts containing: (A) covenants of any Company not to compete in any line of business or with any Person in any geographical area or not to solicit or hire any Person or (B) covenants of any other Person not to compete with any Company in any line of business or in any geographical area or not to solicit or hire any Person;

(vi)        Contracts relating to the acquisition (by merger, purchase of equity or assets or otherwise) by any Company of any operating business or material assets or the capital stock of any other Person;

(vii)        Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the assets of Company, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(viii)       Contracts (A) providing for payments by or to any Company in excess of $25,000 in any fiscal year or $50,000 in the aggregate during the term thereof or (B) that involve delivery of 5,000 yards or more of product;

(ix)         Contracts providing for severance, retention, any bonus, change in control or other similar payments;

(x)          Contracts for the employment of any individual on a full-time, part-time or consulting or other basis, excluding offer letters whereby any Company employs an individual on an “at-will” basis that are terminable without prior notice or penalty;

(xi)         material management Contracts and Contracts with Independent Contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice;

(xii)        outstanding Contracts of guaranty, surety or indemnification, direct or indirect, by any Company;

(xiii)       all Contracts obligating any Company to provide or obtain products or services for a period of one year or more or containing any minimum purchase requirements, take-or-pay provisions, exclusivity requirement, exclusive-dealing provision, requirements contracts or any “most-favored nation”, “most favored pricing” or similar clause in favor of any Person; and

(xiv)       Required Bonds.

(b)          Each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the applicable Company and, to the Knowledge of Seller, of the other parties thereto and enforceable against each of them in accordance with its terms and, upon consummation of the transactions contemplated by this Agreement, shall, except as otherwise set forth on Schedule 5.13(b), continue in full force and effect without penalty or other adverse consequence. No Company is in breach of or default under any Material Contract, nor, to the Knowledge of Seller, is any other party to any Material Contract in breach of or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default by any Company or, to the Knowledge of Seller, any other party thereunder. No party to any of the Material Contracts has exercised, nor, to the Knowledge of Seller threatened to exercise, any termination rights with respect thereto, and no party has given written, or to the Knowledge of Sellers, other notice of any significant dispute with respect to any Material Contract. Subject to obtaining the consents listed on Schedule 5.4(a), the Companies have and will transfer to Purchaser at the Closing, good and valid title to the Material Contracts, free and clear of all Liens other than Permitted Exceptions. The Sellers have delivered to Purchaser true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto. Since the Balance Sheet Date, no Company has released or waived any material rights under any Material Contract.

5.14          Employee Benefits.

(a)          Schedule 5.14(a) contains a true and complete list of all Plans. Neither any Company nor any ERISA Affiliate has at any time contributed to or has or has had any obligation to contribute to or has any Liability, contingent or otherwise, with respect to any “multiemployer plan,” as that term is defined in Section 4001 of ERISA or any “employee benefit plan” subject to Title IV of ERISA or Code Section 412 or that could result in a Lien attaching to the Acquired Assets. No Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, or a “non-qualified deferred compensation plan” as described in Section 409A(d)(1) of the Code.

(b)          Each of the Plans and its administration is in material compliance and has complied in all material respects with ERISA and the Code and all other applicable Laws and with the terms of each such Plan and any applicable collective bargaining agreement, in each case, in all material respects, and no statement, either written or oral, has been made by any Company, any ERISA Affiliate or any Person with regard to any Plan that is not in accordance with the terms of such Plan. Each Company has performed all material obligations required to be performed by it under, is not in any material respect in default under or in violation of, and to the Knowledge of Seller, there has not been any material default or violation by any party to, any Plan. There are no pending, or, to the Knowledge of Seller, threatened claims or Legal Proceedings, by or on behalf of any Plan, or by any Person covered thereby, other than ordinary claims for benefits submitted by participants or beneficiaries, and, to the Knowledge of Seller, no fact or event exists that could give rise to any such claim or Legal Proceeding.

(c)          Sellers have delivered to Purchaser:

(i)          all documents that set forth the terms of each Plan and of any related trust, including, as applicable, (A) all plan documents and any amendments thereto, plan descriptions and summary plan descriptions, and any corresponding summary of material modifications of Plans for any Company is required to prepare, file, and distribute plan documents, plan descriptions and summary plan descriptions, (B) all summaries and descriptions furnished to participants and beneficiaries regarding Plans for which a plan document, plan description or summary plan description is not required, and (C) all insurance policies or other funding mechanism which were purchased by or to provide benefits under any Plan currently in force or for which any Company currently has any Liability;

(ii)          with respect to each Plan that is a “group health plan” (as defined in Code Section 4980B(g)), a list of the names and contact information for each individual who: (1) is currently receiving health care continuation coverage under COBRA, (2) is eligible to receive health care continuation coverage under COBRA and with respect to whom the “election period” (as defined in Code Section 4980B(f)(5)) has not expired, or (3) will otherwise be an “M&A Qualified Beneficiary” (as such phrase is defined in Section 54.4980B-9, Q&A-4 of the Treasury Regulations) in connection with the transaction contemplated by this Agreement;

(iii)         a written description of any Plan that is not otherwise in writing;

(iv)         copies of all nonroutine (A) notices that were given by the IRS, the PBGC, or the DOL to any Company, any ERISA Affiliate, or any Plan and (B) notices or reports that were given by any Company, any ERISA Affiliate, or any Plan to the IRS, the PBGC, the DOL, or other Governmental Body, in each case, since the Lookback Date;

(v)          with respect to Plans that are intended to be “qualified” under Code Section 401(a) (a “Qualified Plan”), the most recent IRS determination letter (or, if such Plan is a master, prototype, or volume submitter plan, the opinion or advisory letter issued by the IRS for such master, prototype, or volume submitter plan), for each such Plan and nondiscrimination, minimum coverage, and top heavy testing results for each Qualified Plan for the prior three plan years;

(vi)         annual reports, summary of benefits and coverage, summary annual reports, form of COBRA communications, employee handbooks, and any other material written communications or required notices with respect to any of the Plans; and

(vii)        nondiscrimination, coverage, and any other required annual testing for the three most recent plan years.

(d)          Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will, either alone or upon the occurrence of any additional events, (i) result in the payment, vesting, or acceleration of any benefit, (ii) entitle any Person to change-of-control, retention, severance or other similar payments, or (iii) trigger any funding obligation under any Plan or applicable Law, and there is no Contract, agreement, plan, arrangement, or understanding covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Purchaser, any Company or any of their respective Affiliates by reason of Code Section 280G.

5.15          Labor and Employment Matters.

(a)          Schedule 5.15(a)(i) sets forth a true, correct and complete list of each Person who is an Employee of any Company as of the date hereof, including any Employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position; (iii) date of hire or commencement of service; (iv) whether full-time or part-time; (v) whether classified as exempt or non-exempt under the Fair Labor Standards Act; (vi) whether covered by the terms of an employment agreement; (vii) whether absent from active employment or service and if so, the date such absence commenced and the anticipated date of return to active employment or active service; (viii) if paid by salary, annual salary or if paid by the hour, regular hourly rate, and, if applicable, target bonus and other incentive compensation, such salary or hourly rate and other compensation data to include current information and such information for the prior twelve (12) month period; (ix) as of the date hereof, accrued unused vacation, sick days and other paid days off; and (x) the employer Company. Schedule 5.15(a)(ii) sets forth a true, correct and complete list of each Independent Contractor of any Company as of the date hereof, including (i) name; (ii) date of engagement or commencement of service; (iii) whether covered by the terms of a written agreement; (iv) a general description of the type of services provided by the Independent Contractor to the applicable Company; (v) a statement of the applicable termination of engagement terms in place with the Independent Contractor; (vi) a general description of the payment structure with such Independent Contractor (i.e. a certain monthly fee, a certain fee per load, etc.); and (vii) any Company that has engaged the Independent Contractor. Except as set forth on Schedule 5.15(a)(i) or (ii) and for current liabilities factored into the calculation of Closing Working Capital, as finally determined pursuant to Section 3.4, as of the date hereof, all compensation, including wages, commissions, bonuses, fees and other compensation, payable to all Employees and Independent Contractors of any Company for services performed on or prior to the date hereof have been paid in full and there are no outstanding agreements, understandings or commitments of any Company to any Employee or Independent Contractor with respect to any compensation, commissions, bonuses or fees. Except as set forth on Schedule 5.15(a)(i) or (ii), as of the date of this Agreement, no Employee or Independent Contractor has given notice to any Company of such Employee’s or Independent Contractor’s intention to resign from employment or end engagement, as applicable, with any Company.

(b)          No Company is, nor has been since the Lookback Date, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with a union, works council or labor organization (collectively, “Union”), and no Employees are represented by any labor organization. No labor organization or group of Employees has made a pending demand for recognition; there have been no such demands for recognition since the Lookback Date; there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Seller, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal; and there have been no representation proceedings or petitions seeking a representation proceeding since the Lookback Date. To the Knowledge of Seller, there is no organizing activity involving any Employees of any Company pending or threatened by any labor organization or group of Employees.

(c)          There is not, nor has there been any threat of, any (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of Seller, threatened against or involving any Company. There are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of Seller, threatened by or on behalf of any Employee or group of Employees.

(d)          There are no complaints, charges or claims against any Company pending or, to Knowledge of Seller, threatened that could be brought or filed, with any Governmental Body based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual. Each Company is and has been in compliance in all material respects with all Laws relating to the employment of labor and employment practices, including, without limitation, all such Laws relating to hiring, promotion, termination, equal employment opportunities, fair employment practices, wages, hours, leaves of absence, paid sick leave, unemployment insurance, WARN and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, harassment, retaliation, reasonable accommodation, leave, reinstatement from leave, use of consumer reports, drug testing, training, disability rights or benefits, immigration, civil rights, working conditions, privacy, safety and health, and workers’ compensation. There has been no “mass layoff” or “plant closing” (as defined by WARN), each Company has complied with the WARN Act, and no Company has plans to undertake any action that would trigger the WARN Act.

(e)          All individuals characterized and treated by any Company as Independent Contractors are and have been properly treated as Independent Contractors under all applicable Laws. All Employees classified as exempt under the Fair Labor Standards Act and state and local wage and hour Laws are properly classified. All Employees have provided documentation indicating that they are legally entitled to work in the jurisdiction in which such Employee is employed.

(f)          There are no actions against any Company pending, or to the Knowledge of Seller, threatened to be brought or filed, by or with any Governmental Body or arbitrator in connection with the employment, engagement or failure to hire any current or former applicant, Employee, Former Employee, Independent Contractor, former independent contractor, intern or volunteer. No Company has received a report of sexual harassment or sexual assault involving or concerning any Employee.

(g)          No Company has paid nor will it be required to pay any bonus, fee, distribution, remuneration, or other compensation to any Person (other than salaries, wages or bonuses paid or payable in the Ordinary Course of Business in accordance with current compensation levels and practices as set out on Schedule 5.15(a)(i)) as a result of the transactions contemplated by this Agreement or any contractual right triggered by any of the transactions contemplated by this Agreement.

5.16          Litigation. Except as set forth on Schedule 5.16, there is no, and since the Lookback Date there has not been any, Legal Proceeding pending or, to the Knowledge of Seller, threatened against any Company (or to the Knowledge of Sellers, pending or threatened, against any of the officers, managers, directors or key Employees of any Company with respect to their business activities on behalf of any Company), or to which any Company is otherwise a party; nor to the Knowledge of Seller is there any reasonable basis for any such Legal Proceeding. Except as set forth on Schedule 5.16, no Company is subject to any Order, and no Company is in breach or violation of any Order. Except as set forth on Schedule 5.16, no Company is engaged in any Legal Proceeding to recover monies due it or for damages sustained by it. There are no Legal Proceedings pending or, to the Knowledge of Seller, threatened against any Company or to which any Company is otherwise a party relating to this Agreement, any Seller Document, any Owner Document, or any Beneficiary Document or the transactions contemplated hereby or thereby.

5.17          Compliance with Laws; Permits.

(a)          Each Company has complied in all material respects at all times during the five (5) years prior to the Closing Date, and is in compliance in all material respects, with all Laws applicable to its operations or the Acquired Assets or the Business. No Company has during the five (5) years prior to the Closing Date received any written or other notice of or been charged with the violation of any Laws. To the Knowledge of Seller, no Company is under investigation with respect to the violation of any Laws and there are no facts or circumstances that could form the basis for any such violation. No Company has violated any Law concerning the export or re-export of any products or services or the prohibited boycott of any country.

(b)          Schedule 5.17(b) contains a list of all Permits that are required for the operation of the Business as presently conducted and as presently intended to be conducted (“Company Permits”), other than those the failure of which to possess is immaterial. The Sellers (collectively or individually) currently have all Permits that are required for the operation of the Business as presently conducted and as presently intended to be conducted, other than those the failure of which to possess is immaterial. All Company Permits are in full force and effect, and no Company is in default or violation, and no event has occurred which, with or without notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Company Permit and, to the Knowledge of Seller, there are no facts or circumstances that could form the basis for any such default or violation. There are no Legal Proceedings pending or, to the Knowledge of Seller, threatened, relating to the suspension, revocation or modification of any Company Permit. Except as set forth on Schedule 5.17(b), no Company Permit will be impaired or in any way affected by the consummation of the transactions contemplated by this Agreement.

5.18          Environmental Matters. Except as set forth on Schedule 5.18 hereto:

(a)          the operations of any Company and the Business are and have during the five (5) years prior to the Closing Date been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining in good standing and complying with all Environmental Permits and no Legal Proceeding is pending or, to the Knowledge of Seller, threatened to revoke, modify or terminate any such Environmental Permit, and, no applications to obtain, renew or modify any Environmental Permit are pending; to the Knowledge of Seller, no facts, circumstances or conditions currently exist that could materially and adversely affect such continued compliance with Environmental Laws and Environmental Permits or require currently unbudgeted capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits; to the extent required to be filed prior to Closing in order to maintain the effectiveness of any Environmental Permit during the pendency of renewal, Company has filed or caused to be filed an application to renew all such Environmental Permits;

(b)          no Company, the Business or the Acquired Assets are the subject of any outstanding written Order or Contract with any Governmental Body or Person with respect to Environmental Laws, Hazardous Materials, or any Release or threatened Release of a Hazardous Material, and no Company has received any request for information or notification alleging responsibility under CERCLA or an analogous state Law;

(c)          during the five (5) years prior to the Closing Date, (i) no claim has been made or is pending, or to the Knowledge of Seller, threatened against any Company, the Business or with respect to the Acquired Assets alleging either or both that any Company, the Business or the Acquired Assets may be in violation of any Environmental Law or Environmental Permit, or may have any Liability under any Environmental Law, and (ii) no Company has received any notice or communication relating to any alleged, actual, or potential violation of Environmental Law, or of any alleged, actual, or potential obligation to undertake or bear the cost of any liability under Environmental Law with respect to or affecting any Company, the Business, the Acquired Assets, or any Real Property;

(d)          no Company has Released or threatened to Release and there has been no Release or threatened Release by any other Person, of any Hazardous Materials on, at, under, to or about (i) the Real Property or any other property currently owned, operated or leased by any Company or used in connection with the Business, (ii) any property formerly owned, operated or leased by any Company or in connection with the Business during the time of any Company’s or the Business’ ownership, operation or lease, or (iii) any location where Hazardous Materials from the operations or activities of any Company or the Business have come to be located; and, to each Selling Party’s current actual knowledge without further inquiry, no facts, circumstances or conditions exist with respect to any Company or any property currently or formerly owned, operated or leased by any Company or any property to which any Company arranged for the disposal or treatment of Hazardous Materials that would result in the imposition of any Liabilities on any Company under Environmental Law;

(e)          there are no pending or, to the Knowledge of Seller, threatened, investigations of any Company, its operations or any currently or formerly owned, operated or leased property that could lead to the imposition of Liabilities or Liens under Environmental Law;

(f)          neither any Company nor the Business have assumed, undertaken or provided an indemnity with respect to any liability of any other Person relating to Environmental Law or Hazardous Materials;

(g)          the transactions contemplated hereunder do not require the consent of or filings with any Governmental Body with jurisdiction over any Company with respect to environmental matters; and

(h)          the Sellers have provided to Purchaser all environmentally related Permits, governmental submissions, audits, studies, reports, analyses, and results of investigations that have been performed with respect to the currently or previously owned, operated or leased properties of any Company or that are included within the Acquired Assets or with respect to the compliance of any Company, the Business or the Acquired Assets with Environmental Law, in each case that have been obtained or submitted during the five (5) years prior to the Closing Date.

5.19          Insurance. The Companies have insurance policies in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which any Company is a party or by which it is bound and (b) which are in such amounts, with such deductibles and against such risks and losses, as are reasonable for the business, assets and properties of any Company. Set forth on Schedule 5.19(a) is a list of all insurance policies and all fidelity bonds held by or applicable to any Company setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium, whether the policies may be terminated upon consummation of the transactions contemplated hereby and if and to what extent events being notified to the insurer after the Closing Date are generally excluded from the scope of the respective policy. To the Knowledge of Seller, no event relating to any Company has occurred that could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or that could reasonably be expected to result in a prospective upward adjustment in such premiums. Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled since the Lookback Date and, to the Knowledge of Seller, no threat has been made to cancel any insurance policy of any Company during such period. Except as set forth on Schedule 5.19(b), all such insurance will remain in full force and effect immediately following the consummation of the transactions contemplated by this Agreement. No event has occurred, including the failure by any Company to give any notice or information, or any Company giving any inaccurate or erroneous notice or information, that limits or impairs the rights of any Company under any such insurance policies. The Companies have notified all potentially applicable insurers of each claim of which any Company has knowledge, and where such notice is allowed under the insurance policy, of each circumstance or event or fact that might give rise to a claim under said policy in the future. Schedule 5.19(c) contains a list of each claim that any Company has made against any of their insurers for each insurance policy since the Lookback Date, including for each claim, the insurance policy to which the claim was made, the date and description of the type of claim, the current status of the claim, and, to the extent made available to the Companies, the amount of money that has been paid with respect to each claim or that has been reserved for future payment with respect to said claim.

5.20         Accounts and Notes Receivable and Payable; Inventory.

(a)          A complete and accurate list of the accounts receivable of the Companies as of the date that is two Business Days preceding the Closing Date, showing the aging thereof, is included on Schedule 5.20. All accounts and notes receivable of any Company have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice and are payable on ordinary trade terms. All accounts and notes receivable of any Company reflected on the Interim Balance Sheet are good and, to the Knowledge of Sellers, collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon or taken in the calculation of the Closing Working Capital, as finally determined pursuant to Section 3.4, which reserves are adequate and were calculated in a manner consistent with past practice and in accordance with GAAP. Except as set forth on Schedule 5.20, all accounts and notes receivable arising after the Interim Balance Sheet Date are good and, to the Knowledge of Sellers, collectible at the aggregate recorded amounts thereof within 90 days after the day on which it first becomes due and payable, net of any applicable reserve for returns or doubtful accounts or amounts taken into account in the calculation Closing Working Capital, as finally determined pursuant to Section 3.4, which reserves are proper and were calculated in a manner consistent with past practice and in accordance with GAAP. None of the accounts or the notes receivable of any Company (i) are subject to any setoffs or counterclaims or (ii) represent obligations for goods sold on consignment, on approval or on sale-or-return basis or subject to any other repurchase or return arrangement.

(b)          All accounts payable of any Company reflected in the Interim Balance Sheet or arising after the Interim Balance Sheet Date are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable.

(c)          The inventory of each Company, whether or not reflected in the Financial Statements, including raw materials, supplies, work-in-process, finished goods, and other materials (collectively, the “Inventory”), (i) are in good, merchantable, and useable condition, (ii) are reflected in the Interim Balance Sheet and will be reflected in the calculation of the Estimated Closing Working Capital at cost (first-in, first-out method) in accordance with GAAP, and (iii) are, in the case of finished goods, of a quality and quantity saleable in the Ordinary Course of Business and are, in the case of all other Inventory, of a quality and quantity useable in the Ordinary Course of Business. The Companies maintain inventory obsolescence policies which are reasonable for the nature of the Products sold and the marketing methods used by the Companies, the reserve for inventory obsolescence contained in the Interim Balance Sheet fairly reflects the amount of obsolete Inventory as of Interim Balance Sheet Date.

5.21          Related Party Transactions. Except as set forth on Schedule 5.21, no Employee, officer, director, manager, equity holder, partner or member of any Company, any member of his or her immediate family or any of their respective Affiliates (“Related Persons”) (a) owes any amount to any Company nor does any Company owe any amount to, or has any Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (b) is involved in the Business arrangement or other relationship with any Company (whether written or oral), (c) owns any property or right, tangible or intangible, that is used by any Company, (d) has any claim or cause of action against any Company or (e) owns any direct or indirect interest of any kind in, or controls or is a director, manager, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person that is a competitor, supplier, service provider, customer, client, landlord, tenant, creditor or debtor of any Company.

5.22          Banks. Schedule 5.22 contains a complete and correct list of (a) the names and locations of all banks in which any Company has accounts or safe deposit boxes, (b) the account numbers of all such accounts and (c) the names of all persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 5.22, no Person holds a power of attorney to act on behalf of any Company.

5.23          Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for any Company in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

5.24          Certain Payments.

(a)          Since the Lookback Date, neither any Company nor its directors, officers, managers, employees, agents or third-party representatives (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment, or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or properties, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel, or other unlawful expenses, (iv) has violated or is violating in any respect any Anti-Corruption Laws, or (v) has, directly or indirectly, made, offered, authorized, facilitated, received, or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to or from any official of a Governmental Body or any other Person in violation of Anti-Corruption Laws, in each case (i) - (v), in connection with or relating to the Business.

(b)          To Seller’s Knowledge, in connection with or relating to the Business, no Company nor its respective directors, officers, managers, employees, agents or third-party representatives is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Body regarding any offense or alleged offense under Export Control Laws or Anti-Corruption Laws (including by virtue of having made any disclosure relating to any offense or alleged offense), and no such investigations, inquiries or proceedings are pending or, to Seller’s Knowledge, have been threatened, and to Seller’s Knowledge there is no basis likely to give rise to any such investigation, inquiry or proceeding.

5.25          Terms of Service; Product Liability.

(a)          Each Product or service manufactured, sold, delivered, distributed or provided by or on behalf of any Company has been sold, delivered, distributed or provided in conformity in all material respects with all contractual commitments of any Company and all express and implied warranties, and in compliance in all material respects with all Laws. No Company currently has, nor has since the Lookback Date had, any material Liability for replacement or repair of any such Product or service or other damages in connection therewith, subject only to any reserve for warranty claims set forth on the face of the Interim Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time in accordance with the past custom and practice of any Company. Attached to Schedule 5.25 are copies of the standard terms and conditions of sale, lease, or service for each Company (containing applicable guaranty, warranty and indemnity provisions). No Product manufactured, sold, leased or delivered or any service provided by any Company is subject to any guaranty, warranty or indemnity beyond the applicable standard terms and conditions of sale, lease, or service.

(b)          There has not been, since the Lookback Date, any written notice, demand, claim, action or suit, or investigation of a civil, criminal or administrative nature, in any such case, by or before any Governmental Body against any Company, involving a product manufactured, produced, distributed or sold by or on behalf of any Company (a “Product”), which is pending or, to the Knowledge of Seller, threatened on behalf of the ultimate purchaser of any Product, resulting from (i) an alleged defect in design, manufacture, materials or workmanship of any Product (excluding Product returns on a case-by-case basis in the Ordinary Course of Business), or (ii) any alleged failure to warn.

(c)          There has not been, since the Lookback Date, any recall or post-sale warning applicable in general to Products (and not to Product returns on a case-by-case basis) conducted by or on behalf of any Company.

5.26         Customers and Suppliers.

(a)          Set forth on Schedule 5.26(a) are each Company’s 20 largest customers, by dollar volume, during the 12-month period ending December 31, 2023, December 31, 2024 and the eight-month period ending August 31, 2025 (each a “Significant Customer” and collectively, the “Significant Customers”) and set forth opposite the name of each such customer is the dollar amount of sales attributable to such customer for such periods. Except as set forth on Schedule 5.26(a), no Company is engaged in any Legal Proceeding or material dispute with any Significant Customer. Since the Balance Sheet Date, no Significant Customer has terminated, canceled, or substantially reduced the quantity of Products or services it purchases from such Company (other than as a result of the completion of a project on behalf of such Significant Customer or otherwise in the Ordinary Course of Business) or modified the commercial terms of its relationship (whether related to payment, price or otherwise) with any Company in a manner materially adverse to such Company. (i) To the Knowledge of Seller, no Significant Customer has notified any Company that such Significant Customer intends to terminate, cancel, or substantially reduce the quantity of Products or services it purchases from such Company (other than in connection with the completion of a project on behalf of such Significant Customer or otherwise in the Ordinary Course of Business) or modify the commercial terms of its relationship with any Company in a manner materially adverse to such Company and (ii) no Company has received any written or, to the Knowledge of Seller, oral material complaint or other correspondence from any Significant Customer regarding the foregoing. To Seller’s Knowledge, no Significant Customer is bankrupt or insolvent or has filed or threatened to file for bankruptcy or appointed a receiver.

(b)          Set forth on Schedule 5.26(b) are each Company’s 20 largest vendors, by dollar volume, during the 12-month period ending December 31, 2023, December 31, 2024 and the eight-month period ending August 31, 2025 (each a “Significant Vendor” and collectively, the “Significant Vendors”) and set forth opposite the name of each such Significant Vendor is the dollar amount of purchases attributable to such Significant Vendor for such periods. No Company is engaged in any Legal Proceeding or material dispute with any Significant Vendor. Since the Balance Sheet Date, no Significant Vendor has terminated, canceled, or substantially reduced the quantity of Products or services it provides to any Company (other than as directed by such Company in the Ordinary Course of Business or for a termination resulting from the expiration of a Contract in accordance with its terms) or modified the commercial terms of its relationship (whether related to payment, price or otherwise) with any Company in a manner materially adverse to such Company. (i) To the Knowledge of Seller, no Significant Vendor intends to terminate, cancel or substantially reduce the quantity of Products or services it provides to any Company (other than in the Ordinary Course of Business) or materially modify the commercial terms of its relationship (whether related to payment, price or otherwise) with any Company in a manner adverse to such Company and (ii) no Company has received any written or, to the Knowledge of Seller, oral material complaint or other material correspondence from any Significant Vendor regarding the foregoing. To the Knowledge of Seller, no Significant Vendor is bankrupt or insolvent or has filed or threatened to file for bankruptcy or appointed a receiver.

5.27          Investment Matters. The Selling Parties receiving Rollover Securities are acquiring the Rollover Securities for their own account with the present intention of holding the Rollover Securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal or state securities Laws. Each of the Selling Parties receiving Rollover Securities is an “accredited investor” within the meaning of Securities and Exchange Commission Rule 501 of Regulation D, as presently in effect, and has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Rollover Securities, and is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Rollover Securities. Each of the Selling Parties receiving Rollover Securities acknowledges that the Rollover Securities have not been registered under the Securities Act, or any state securities Law and understand and agree that it may not sell or dispose of any of the Rollover Securities except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable federal, state or foreign securities Laws.

5.28          Sanctions. No Company or its respective directors, officers, managers, employees, agents or third-party representatives is currently or has since the Lookback Date been: (a) a Sanctioned Person; (b) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (c) otherwise in violation of any Sanctions Laws.

5.29          Export Controls. The Business does not export any Products, items, Technology or controlled items under any import/export Law of any foreign jurisdiction.

5.30          Government Contracts. The Companies have complied in all material respects with all material terms and conditions of all Government Contracts and all Laws applicable thereto.

Article VI.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Sellers that:

6.1          Organization and Good Standing. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted.

6.2          Authorization of Agreement. Purchaser has full limited liability company power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary action on behalf of Purchaser. This Agreement and each Purchaser Document have been duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement and each Purchaser Document constitute the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3          Conflicts; Consents of Third Parties.

(a)          Except as set forth on Schedule 6.3 hereto, none of the execution and delivery by Purchaser of this Agreement and of the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the Organizational Documents of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law.

(b)          No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications that, if not obtained, made or given, would not, individually or in the aggregate, have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement.

6.4          Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

6.5          Financial Advisors. No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.6          Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, including the payment of the Purchase Price, (a) Purchaser will not be insolvent or left with unreasonably small capital, (b) the fair saleable value of the assets of Purchaser will exceed the amount of its liabilities, and (c) Purchaser will be able to pay its debts and obligations as they become due in the ordinary course of business.

Article VII.

COVENANTS

7.1          Non-Competition; Non-Solicitation; Confidentiality.

(a)          The Selling Parties agree that each of the Selling Parties through this Agreement is selling the goodwill of each of the Companies. During the Restricted Period, the Selling Parties shall not, and shall not permit any of their respective Affiliates to, directly or indirectly, own, establish, manage, engage in, in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant, operate, control, provide financial support to, work for, consult with, render services for, do business with, maintain an interest in (proprietary, financial or otherwise) or participate in the ownership, establishment, management, operation or control of, the Business (other than Purchaser), whether in corporate, proprietorship or partnership form or otherwise, engaged in the Restricted Business in the Restricted Area. Notwithstanding the restrictions contained in this Section 7.1(a), the Selling Parties may, as applicable: (i) own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if such Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 1% or more of any class of securities of such Person; (ii) own the Rollover Securities; and (iii) engage in the activities described in clause (ii) of the definition of Business as long as the sole customer for which such sand is extracted, processed, or distributed is Purchaser and its successors and approved Affiliates.

(b)          During the Restricted Period and in the Restricted Area, the Selling Parties shall not, and shall not permit any of their respective Affiliates or their respective officers, managers, directors and employees to, directly or indirectly: (i) (A) cause, solicit, induce or encourage any employees or contractors of the Business or employees or contractors of Purchaser or any of its Affiliates, or any individual who was employed by or engaged with Purchaser or any of its Affiliates at any time within 12 months before such solicitation, inducement or encouragement to leave such employment or engagement or (B) hire, employ or otherwise engage any such individual; or (ii) cause, solicit, induce or encourage any client, customer, supplier, or licensor of the Business, any Company or Purchaser or any of its Affiliates or any other Person who has a material business relationship with the Business, any Company, Purchaser or any of its Affiliates, to terminate or modify any such actual or prospective relationship therewith or to do business with a Restricted Business in the Restricted Area.

(c)          From and after the Closing Date, the Selling Parties shall not and shall cause their Affiliates and their respective officers, managers, directors and employees not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person (other than authorized officers, managers, directors and employees of Purchaser and legal, accounting and tax advisors, who, in each case, need to know such information in connection with their representation of the Selling Parties and are bound by a duty of confidentiality with respect to such Confidential Information), or use or otherwise exploit for Selling Party’s own benefit or for the benefit of anyone other than the Purchaser, any Confidential Information. The Selling Parties and their officers, managers, directors and Affiliates shall not have any obligation to keep confidential any Confidential Information if and to the extent disclosure thereof is specifically required by applicable Law; provided, that in the event disclosure is required by applicable Law, the Selling Parties shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order and cooperate with Purchaser in any attempt by Purchaser to seek and obtain an appropriate protective order.

(d)          The Selling Parties shall not, and shall cause their Affiliates and their respective officers, managers, directors and employees not to, directly or indirectly, disparage, criticize, or initiate negative publicity about Purchaser or any of its Affiliates in any way that adversely and substantially impacts the goodwill, reputation or business relationships of the Business, Purchaser or any of its Affiliates with the public generally, or with any of their customers, suppliers, independent contractors or employees.

(e)          The Selling Parties acknowledge and agree that the Business is or could be conducted in the Restricted Area and that the restrictions contained in this Section 7.1 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 7.1 should ever be adjudicated by a court of competent jurisdiction in a final non-appealable judgment to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then such court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 7.1 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction. In addition, in the event of an alleged breach or violation by any Selling Party of this Section 7.1, the five year period described in clause (a) and (b) above shall be tolled with respect to such Selling Party until such breach or violation has been duly cured.

(f)            The Selling Parties acknowledge that a breach or threatened breach of this Section 7.1 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by the Selling Parties of any such obligations, Purchaser shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(g)            The rights and remedies provided by this Section 7.1 are cumulative and in addition to any other rights and remedies that Purchaser may have hereunder or at law or in equity. In the event that Purchaser were to seek damages for any breach of this Section 7.1, the portion of the Purchase Price that is allocated by the Parties to the foregoing covenant shall not be considered a measure of or limit on such damages.

(h)            No claim against Purchaser, any Company or any of their respective Affiliates under this Agreement or otherwise shall constitute a defense to the enforcement by Purchaser of the covenants and obligations in this Section 7.1. In the event of any actual or threatened violation of any of the covenants or obligations under this Section 7.1 by any Selling Party, Purchaser shall be entitled to recover from such Selling Party its reasonable attorneys’ and witness fees and all costs and expenses associated with the enforcement of any provision of this Section 7.1 in addition to any other available legal or equitable remedies.

7.2            Preservation of Records. The Selling Parties and Purchaser agree that each of them shall preserve and keep the records held by them or their Affiliates relating to the Business for a period of seven years from the Closing Date and shall, subject to Section 7.9, make such records and personnel available to the other as may be reasonably required by such Party in connection with, among other things, any insurance claims by, Legal Proceedings against or governmental investigations of the Selling Parties or Purchaser or any of their Affiliates or in order to enable the Selling Parties or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby. In the event the Selling Parties or Purchaser wishes to destroy (or permit to be destroyed) such records after that time, such Party shall first give 90 days prior written notice to the other and such other Party shall have the right at its option and expense, upon prior written notice given to such Party within that ninety-day period, to take possession of the records within 180 days after the date of such notice.

7.3            Publicity. Any public announcements, reports, statements or press releases by any Party or any of its Affiliates or Representatives regarding the Transaction Documents must be approved in advance (as to form, content, timing and manner of distribution) by each of Purchaser and Sellers’ Representative, which approval shall not be unreasonably withheld, conditioned or delayed, unless required by applicable Law (in the reasonable opinion of counsel) in which case each other Party shall have the right to review such press release, announcement or communication prior to its issuance, distribution or publication. Notwithstanding the foregoing, Purchaser and its Affiliates shall be permitted, without prior written approval of, or notice to, the Selling Parties, to make filings and disclosures as is necessary or appropriate to comply with applicable securities Laws (including the rules or requirements of any stock exchange on which securities of Purchaser or its Affiliates are listed); provided, however, that, prior to the Closing, Purchaser shall keep Sellers Representative reasonably apprised of any such filings and disclosures made or to be made to comply with applicable securities Laws.

7.4            Use of Name. The Selling Parties hereby agree that Purchaser shall have the sole right to the use of the name “Schwarz Ready Mix”, “Schwarz Sand”, “SRM Leasing”, or similar names, and any service marks, trademarks, trade names, d/b/a names, fictitious names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, or otherwise used in the Business, including any name or mark confusingly similar thereto (collectively, the “Seller Marks”); provided that this Section 7.4 does not mandate that the entities listed on Schedule 7.4 change the names listed in such schedule or otherwise cease using such names. Within two Business Days of the Closing Date, each Asset Seller shall (a) change its name to no longer include the name “Schwarz Ready Mix”, “SRM Leasing” or any variation thereof and (b) file a Withdrawal of Trade Name Report with the Oklahoma Secretary of State. Except as permitted by the first sentence of this Section 7.4, the Selling Parties shall not, and shall not permit any Affiliate to, use such name or any variation or simulation thereof or any of the Seller Marks.

7.5            Bonding. All Required Bonds are in place and shall remain in place unmodified following the Closing. Purchaser shall use commercially reasonable efforts to obtain bonds from its own surety company securing obligations of types and amounts substantially similar to those secured by the Required Bonds with respect to any Acquired Contract or otherwise assume the Required Bonds. The Selling Parties shall retain all indemnity obligations with respect to the Required Bonds to the extent that the matter giving rise to any such obligation is attributable to the Selling Parties’ acts or omissions, or events, conditions or circumstances arising or existing before the Closing. All Parties shall exercise commercially reasonable efforts through their respective agents to secure arrangements with their sureties to effect the agreements in this Section 7.5.

7.6            Warranty Work. In the event that a Selling Party is required to perform any work after the Closing arising from corrective measures, warranty obligations or similar circumstances pursuant to applicable Law or Contract (“Warranty Work”), Purchaser shall perform such Warranty Work for such Selling Party, and the Selling Parties shall pay to Purchaser as compensation therefor an amount equal to Purchaser’s cost of performing the Warranty Work (including the cost of materials, labor, freight, and calculated using Purchaser’s normal accounting methods), plus a profit margin of 35%.

7.7            Post-Closing Insurance Matters.

(a)            The Selling Parties shall reasonably cooperate and use commercially reasonable efforts to assist Purchaser to cause any carrier that has underwritten any primary, umbrella and or excess insurance policies that provide insurance coverage to the Companies on an “occurrence” basis (the “Occurrence Policies”) to continue to make coverage available to the Companies following the Closing Date for claims arising out of occurrences prior to the Closing Date. The Sellers shall use commercially reasonable efforts to prosecute insurance claims under said insurance policies that arise post-transaction and shall remit the proceeds of such claim to Purchaser to the extent that the Sellers are required under Section 9.2(a) to indemnify the Purchaser Indemnified Parties with respect to such claim and also to the extent the insurance payment is reimbursement of Liabilities that Purchaser has incurred or paid for which the Sellers are required under Section 9.2 to indemnify the Purchaser Indemnified Parties. In connection with the foregoing, the Sellers shall cause Purchaser and Purchaser’s lenders to be named as an additional insured under each of Seller’s Occurrence Policies effective immediately upon the Closing.

(b)            Effective as of the Closing (or as promptly as practicable following the Closing, but retroactively effective to the Closing Date), the Selling Parties shall have caused the Companies to purchase a tail insurance policy or an extended reporting period for any of any Company’s employment practices liabilities policies (the “Tail Policies”) providing coverage in force as of the date hereof and for a period of not less than six (6) years for any claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated hereby). The premiums, costs, Taxes and expenses to purchase the Tail Policies shall be borne by Sellers.

7.8            Cooperation on Financial Statements. The Sellers shall coordinate, and shall cause their internal and external accounting personnel to coordinate, with Purchaser’s auditors to prepare and deliver to Purchaser the audited and unaudited financial statements of the Business and Acquired Assets as may be required for the filing of any registration statements, Form 8-Ks or other required filings of Purchaser or its Affiliates with the U.S. Securities and Exchange Commission; provided, that any reasonable and documented out of pocket expenses payable by Sellers to an unaffiliated third party as a result of such coordination and cooperation shall be reimbursed by Purchaser reasonably promptly after Sellers Representative submits to Purchaser a reasonably detailed invoice therefor. Any financial statements of the Business and Acquired Assets provided by Sellers will (a) will be prepared in accordance with GAAP (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC), and (b) will fairly present, in all material respects, the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Business and Acquired Assets as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP.

7.9            Counsel.

(a)            All communications between the Selling Parties, on the one hand, and Munsch Hardt Kopf & Harr, P.C. (“Existing Counsel”), on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and Existing Counsel’s files related to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (collectively, the “Privileged Materials”) shall be Excluded Assets that do not pass to, nor may be claimed by, Purchaser. Without limiting the generality of the foregoing, from and after the Closing, the Selling Parties (and not Purchaser) shall be the sole holders of the attorney-client privilege with respect to the Privileged Materials, and Purchaser shall not be a holder thereof. Existing Counsel shall have no duty whatsoever to reveal or disclose any such Privileged Materials to Purchaser by reason of any attorney-client relationship between Existing Counsel and the Selling Parties or otherwise.

(b)            From and after the Closing, Purchaser shall not knowingly or intentionally access any Privileged Materials. Purchaser, together with any of its Affiliates, Subsidiaries, successors, or assigns agree that they shall not use or rely on any of the Privileged Materials, whether located in the records or email server of the Purchaser, or otherwise (included in the knowledge of their officers and employees) in any Legal Proceeding against or involving any of the Parties after the Closing Date; and Purchaser agrees not to assert that the privilege has been waived as to such Privileged Materials that may be located in the records or email server (or in the knowledge of the officers and employees) of Purchaser.

(c)            This Section 7.9 is intended for the benefit of, and shall be enforceable by, Existing Counsel.

7.10            Representations and Warranties Insurance.

(a)            Purchaser’s Obligations Regarding R&W Insurance Policy.

(i)            Purchaser has by the R&W Binder Agreement bound the R&W Insurance Policy and delivered a copy of the R&W Binder Agreement to Sellers Representative.

(ii)           Purchaser shall: (A) satisfy on a timely basis all conditions necessary for the issuance and uninterrupted continuance of coverage under the R&W Insurance Policy as set forth in the R&W Binder Agreement; (B) use all commercially reasonable efforts to cause coverage under the R&W Insurance Policy to be issued and remain in full force and effect following the Closing except to the extent its limits are depleted through the payment of claims; and (C) cause the costs associated with obtaining the R&W Insurance Policy to be paid pursuant to the terms of the Policy (the Purchase Price having been reduced to fund the Sellers’ portion of such costs) and provide to Sellers Representative a copy of the issued R&W Insurance Policy.

(iii)          Purchaser covenants and agrees to not (and shall not permit any of its Affiliates to) amend, modify, waive, vary, cancel, or redeem the R&W Insurance Policy or the rights of any party thereunder to be modified, changed, amended, terminated, cancelled, or waived in a manner that would allow the R&W Insurer to subrogate, seek contribution from, or otherwise make or bring any claim against any of the Selling Parties or any director, officer, manager, or trustee of the Selling Parties, or any of their respective representatives or Affiliates, based upon, arising out of or related to this Agreement or any Transaction Document or the transactions contemplated hereby, except as expressly set forth in the R&W Insurance Policy on the date hereof with respect to claims for Fraud.

(b)            Sellers’ Obligations Regarding R&W Insurance Policy. Sellers shall cooperate with Purchaser’s efforts and provide assistance as reasonably requested by Purchaser to obtain the R&W Binder Agreement and the R&W Insurance Policy.

7.11            Post Closing Environmental Obligations. The Sellers shall, (x) for Section 7.11(a) – (c), within sixty (60) days of Closing, and (y) for Section 7.11(d), as promptly as practicable following Closing, in each case at the Sellers’ sole cost and expense:

(a)            Complete the raising of the dike associated with the process wastewater impoundment, in connection with the Notice of Deficiency sent to Schwarz Ready Mix from the Oklahoma Department of Environmental Quality (“ODEQ”), and associated process wastewater discharge permit renewal for the real property asset located at 14500 S. Meridian Ave., Oklahoma City, Oklahoma 73173, to ODEQ’s satisfaction, as evidenced by ODEQ’s communication of approval and issuance of the associated process wastewater discharge permit.

(b)            Complete removal of the unpermitted above ground diesel storage tank on the real property asset located at 7201 Newcastle Road, Oklahoma City, Oklahoma 73173, to Purchaser’s reasonable satisfaction.

(c)            Complete the development and drafting of spill prevention, control, and countermeasure (“SPCC”) plans pursuant to 40 C.F.R. Part 112 and Section 311(j)j(1)(C) of the Clean Water Act, where such SPCC plan is not in place as of Closing to Purchaser’s reasonable satisfaction.

(d)            Complete remediation of the sand mine referred to as the Douglas Sand Pit, Douglas Sand Lease, and Douglas Sand Plant (“Douglas Sand”) located at that certain real property described as: E/2 of NE/4 of Section 26 and the NW/4 and a portion of W/2 of the W/2 of NE/4 of Section 25, Township 13 North, Range 2 West, Oklahoma County, Oklahoma, containing approximately 249 acres, and previously operated pursuant to the mining permit issued by the Oklahoma Department of Mines (“ODM”), Permit No. L.E.- 2054-B, in accordance with the remediation plan approved by ODM and applicable law that results in a written confirmation of compliance/closure from ODM and a release of the associated bond by ODM. Company shall keep complete records and submit such records to ODM as required.

7.12            SS Sellers’ Release.

(a)            Release. Each of the SS Sellers, on behalf of himself or itself and his or its Affiliates (other than Schwarz Sand) and their respective successors, assigns, heirs and legal representatives (such Person, his or its Affiliates (other than Schwarz Sand) and their successors, assigns, heirs and legal representatives, each a “Releasing Party”), irrevocably waives, relinquishes, releases, and forever discharges Schwarz Sand and Purchaser and any of Purchaser’s Affiliates (including, following Closing, Schwarz Sand), and their respective past, current and future managers, officers, directors, employees, agents, members, representatives, successors and assigns (collectively, the “Released Parties,” and such release, remise and discharge, the “SS Seller Releases”) from any and all claims (whether at law, in equity or otherwise), obligations and liabilities (of any nature, whether accrued, absolute, contingent, known or unknown, or otherwise) that such Releasing Party ever had, now has, or may ever have against any of the Released Parties in any capacity, including in their capacity as a manager, director, officer or employee, as applicable, whether directly or derivatively through any of the Companies, and whether asserted contemporaneously with, prior to, or after the Closing, on account of or arising out of (i) any acts, omissions, transactions, matters, causes or events occurring prior to, contemporaneously with or up to and including the Closing related to or arising from Schwarz Sand, and (ii) the approval or consummation of the transactions contemplated hereby or any Transaction Document, including any alleged breach of any duty by any officer, director, employee or manager of Schwarz Sand or any claims under any of the Organizational Documents of Schwarz Sand; provided, however, that nothing in the foregoing SS Seller Releases shall (x) limit in any manner the ability of any SS Seller or any other Releasing Party to enforce its rights under this Agreement or any other Transaction Document to which such SS Seller is a party, including any rights to claims for indemnification hereunder, or (y) affect any right to accrued and vested but unpaid compensation and employee benefits of any Releasing Party in his capacity as an employee of Schwarz Sand. However, by signing this Agreement, SS Seller represents, agrees and warrants that SS Seller has been paid all compensation and employee benefits owed to SS Seller as an employee of Schwarz Sand through the Schwarz Sand pay period immediately prior to the Closing. The releases granted in this Section 7.12(a) shall not include any future claims that may arise under or in respect of any errors and omissions insurance, directors and officers insurance, or employment practices or benefits liability insurance maintained by or for the benefit of Schwarz Sand as a means for duly indemnifying or reimbursing persons serving as a manager, officer, director, trustee, or similar capacity of any of the Companies from claims arising against them in their official capacity as such a manager, officer, director, trustee, or similar capacity.

(b)            No Prior Assignment. Each SS Seller (on behalf of himself or itself and his or its Affiliates and Representatives) represents to the Released Parties that such SS Seller has not assigned or transferred or purported to assign to transfer to any Person all or any part of, or any interest in, any claim, contention, demand, cause of action (at law or in equity) or liability of any nature, character or description whatsoever, which is or which purports to be released or discharged hereby.

(c)            Continuance; Assumption of Risk. Each SS Seller (on behalf of himself or itself and his or its Affiliates and Representatives) (i) represents that such SS Seller understands and acknowledges that he or it may hereafter discover facts and legal theories concerning the subject matter hereof in addition to or different from those of which such Seller now believes to be true and hereby agrees that the SS Seller Releases shall remain effective in all respects notwithstanding those additional or different facts and legal theories or the discovery of those additional or different facts or legal theories and (ii) assumes the risk of any mistake of fact or law with regard to any potential claim or with regard to any such facts that are now unknown to such SS Seller.

Article VIII.

EMPLOYEES AND EMPLOYEE BENEFITS

8.1            Employment.

(a)            At or prior to Closing, Purchaser shall make offers of employment (on an “at-will” basis) to all Employees of the Asset Sellers, subject to such Employees satisfying Purchaser’s pre-employment conditions. Such Employees who accept such offers of employment, and actually commence employment with Purchaser, as well as each active employee of Schwarz Sand as of the Closing Date, and who remains employed by Schwarz Sand on the day immediately following the Closing Date, shall be deemed “Transferred Employees” after the Closing Date. Any Employee who does not accept Purchaser’s offer of employment or does not actually commence employment for Purchaser is hereinafter referred to as an “Excluded Employee.” Subject to applicable Laws, after the Closing Date, Purchaser shall have the right to dismiss any or all Transferred Employees at any time, with or without cause, and to change the terms and conditions of their employment (including compensation and employee benefits provided to them).

(b)            With respect to any employee benefit plan maintained by Purchaser or any Affiliate of Purchaser (collectively, “Purchaser Benefit Plans”) for the benefit of any Transferred Employee, effective as of the Closing, subject to the satisfaction of any eligibility and enrollment requirements, Purchaser shall use commercially reasonable efforts to recognize, or cause its Affiliate to recognize, all service of the Transferred Employees, as if such service were with Purchaser, for vesting, eligibility to participate and, solely for purposes of such Purchaser Benefit Plans that provide for vacation and paid time off, accrual purposes; provided, however, that service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits, or (y) such service was not recognized under a comparable Plan immediately prior to the Closing.

(c)            Effective as soon as practicable following the Closing Date, Purchaser shall use commercially reasonable efforts to (i) cause the defined contribution retirement plan maintain by Purchaser (the “Purchaser 401(k) Plan”) to accept rollovers of distributions (including participant loan balances) from the defined contribution retirement plan maintained by Schwarz Paving Co., Inc. (the “Seller 401(k) Plan”) to the extent timely elected, and (ii) effective as of the Closing, cause all Transferred Employees who were eligible to participate in the Seller 401(k) Plan immediately prior to the Closing to be eligible to participate in the Purchaser 401(k) Plan. In addition, the Companies shall take all necessary actions in accordance with applicable Law to cause the employees of Schwarz Sand and their eligible dependents to cease their participation in all Plans, to be effective immediately prior to the Closing. Sellers shall, as soon as practicable following Closing (but in any event no later than 10 Business Days following Closing) amend the Seller 401(k) Plan to allow for in-kind distributions, and cause their third party administrator to include in any notice to Seller 401(k) Plan participants the ability for such participants to rollover their participant loans (if necessary, contingent upon adoption of the Seller 401(k) Plan amendment allowing for in-kind distributions.

(d)            Asset Sellers will remain liable for and shall pay at or as promptly as practicable following Closing, all compensation (including all applicable wages and taxes), bonuses and benefits, severance, retention, change in control, paid time off, and vacation earned or accrued by any Employee or Former Employee on or prior to Closing.

(e)            Each Seller shall be solely responsible for, comply with, and retain any and all liabilities under the WARN Act arising prior to or on the Closing Date. For the avoidance of doubt, nothing in this Agreement shall be construed or interpreted to create an obligation for Purchaser to provide any notices under the WARN Act with respect to any Excluded Employee or to suggest that any Excluded Employees are or shall be employees of Purchaser under the WARN Act or any other statute or regulation.

8.2            Standard Procedure. Pursuant to the “Standard Procedure” provided in Section 5 of Revenue Procedure 2004-53, 2004-34 I.R.B. 320, (a) Purchaser and each Asset Seller shall report on a predecessor/successor basis as set forth therein, (b) no Asset Seller will be relieved from filing a Form W-2 with respect to any Asset Seller Transferred Employees, and (c) Purchaser will undertake to file (or cause to be filed) a Form W-2 for each such Asset Seller Transferred Employee only with respect to the portion of the year during which such Employees are employed by the Purchaser that includes the Closing Date, excluding the portion of such year that such Employee was employed by any Asset Seller.

8.3            COBRA; Continuation Benefits. Purchaser or its Affiliates shall use commercially reasonable efforts to provide COBRA continuation coverage for the Companies’ current and former employees who have a COBRA qualifying event (due to termination of employment with such Seller or otherwise) prior to or in connection with the transactions contemplated by this Agreement (including “M&A Qualified Beneficiaries”, as such phrase is defined in Treasury Regulation Section 54.4980B-9, Q&A-4 or applicable state Law), and the Selling Parties shall indemnify, defend and hold harmless Purchaser for all costs, liabilities, claims or expenses incurred by Purchaser or its Affiliates associated with providing such continuation coverage in excess of cost of COBRA continuation coverage premiums payable by such COBRA-eligible former employees and their eligible dependants.

8.4            No Third-Party Beneficiaries. The provisions of this Article VIII shall be binding upon and are solely for the benefit of the Parties, and no Employee, Former employee, officer, director or any other individual shall have any rights or remedies whatsoever by reason of this Article VIII, or be regarded for any purpose as a third-party beneficiary by reason of this Article VIII or have any cause of action or claim based on this Article VIII. In no event shall the terms of this Agreement be deemed to: (a) establish, amend or modify any Plan or any other benefit or compensation plan, program, policy, Contract, agreement, arrangement, commitment or understanding maintained or sponsored by Seller, Purchaser, or any of their respective Affiliates; (b) alter or limit the ability of any Seller, Purchaser, or any of their respective Affiliates, as applicable, to: (i) amend, modify, or terminate any Plan or any other benefit or compensation plan, program, policy, Contract, agreement, arrangement, commitment or understanding or (ii) terminate the employment or service of any Person at any time for any or no reason; or (c) confer upon any current or former Employee, officer, director or any other Person any right to employment or service with Purchaser or any of its Affiliates or continued employment, benefits or service with any of the Sellers, Purchaser, or any of their respective Affiliates.

Article IX.

INDEMNIFICATION

9.1            Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement, any certificate delivered pursuant hereto or any Seller Document, Owner Document, Beneficiary Document or Purchaser Document shall survive the Closing through and including the 18th month following the Closing Date (the “General Survival Period”); provided, that (a) the Fundamental Representations shall survive the Closing through and including the six-year anniversary of the Closing Date except for those representations and warranties contained in Section 5.9 (Taxes), which shall survive until the date that is 60 days after the expiration of the applicable statute of limitations, and (b) any claim with respect to Fraud will survive and can be made by a Purchaser Indemnified Party, or Seller Indemnified Party, as applicable, indefinitely (in each case, the “Survival Period”), provided, that (x) nothing herein shall limit, restrict or otherwise act as a waiver of Purchaser’s rights to receive payment, to make a claim or to otherwise seek coverage under the R&W Insurance Policy. The respective covenants and agreements of any of the Selling Parties and Purchaser made in or pursuant to this Agreement will survive the execution and delivery of this Agreement and the Closing for the respective term specified in such covenant or agreement or, if not specified, until fully performed in accordance with their respective terms; provided, that, any claim for breach of such covenant or agreement may be also brought within the longer of the two-year period following such Survival Period and the applicable statute of limitations in respect of the breach thereof. Notwithstanding anything to the contrary in this Section 9.1, the indemnification obligations pursuant to this Article IX shall not terminate with respect to any indemnification claim made in good faith by a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be, prior to the expiration of the applicable Survival Period, until such claim is resolved. Notwithstanding any other provision of this Agreement, the expiration of any Survival Period hereunder shall not be construed in a manner that would make any Excluded Liability an Assumed Liability for purposes of this Agreement.

9.2            Indemnification.

(a)            Joint and Several Indemnification Obligations. Subject to this Article IX, the Selling Parties hereby agree to jointly and severally indemnify and hold Purchaser, HoldCo, their respective Affiliates and their respective directors, managers, officers, employees, equity holders, members, partners, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses ((x) including out-of-pocket costs of investigation and defense and attorneys’ and other professionals’ fees and (y) including those arising under Environmental Law), whether or not involving a Third Party Claim (individually, a “Loss” and, collectively, “Losses”) based upon, attributable to or resulting from:

(i)            any breach of the representations or warranties made by any of the Selling Parties in this Agreement or in the Specified Ancillary Agreements; provided, that Section 9.2(a)(i) shall not apply to breaches of Fundamental Representations after the Retention has been satisfied (or fully eroded in accordance with the R&W Insurance Policy);

(ii)            any breach of any covenant or other agreement on the part of any of the Selling Parties under Section 7.1;

(b)            Modified Several Indemnification Obligations. Subject to this Article IX, (x) each Owner, Transaction Beneficiary, and SS Seller, in accordance with its or his Modified Several Owner/SS Seller Liability, hereby agrees to indemnify and hold Purchaser Indemnified Parties harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all Losses based upon, attributable to or resulting from the matters set forth in Sections 9.2(b)(i) – (vi) and (y) each Asset Seller shall jointly and severally indemnify and hold Purchaser Indemnified Parties harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all Losses based upon, attributable to or resulting from the matters set forth in Section 9.2(b)(i)(B), Section 9.2(b)(ii)(B) and Sections 9.2(b)(iii) – (vi):

(i)            to the extent the Retention has been satisfied (or fully eroded in accordance with the R&W Insurance Policy), (A) any breach of the Fundamental Representations made by such Owner, Transaction Beneficiary, or SS Seller in this Agreement or in the Specified Ancillary Agreements and (B) any breach of the Fundamental Representations made by any Asset Seller in this Agreement or in the Specified Ancillary Agreements;

(ii)           any breach of any covenant or other agreement, (A) on the part of such Owner, Transaction Beneficiary, or SS Seller under this Agreement (other than Section 7.1) or in any Seller Document, Owner Document, or Beneficiary Document (excluding the subscription agreement in respect of the Rollover Securities and the A&R LLC Agreement) and (B) on the part of an Asset Seller in this Agreement or in any Seller Document;

(iii)          any Transferred Employee resulting from or based upon (A) any employment-related liability (statutory or otherwise) with respect to employment or termination of employment, in any case on or prior to the Closing Date, (B) any liability relating to, arising under or in connection with any Plan, including any liability under COBRA, whether arising prior to, on or after the Closing Date and (C) any liability under WARN;

(iv)          any Excluded Asset, Excluded Liability, Excluded SS Liability, Excluded Employee, or SS Indemnified Taxes;

(v)           any Indebtedness of any Company or Transaction Expenses, in each case, to the extent Purchaser does not receive a duplicate recovery therefor after taking into account the adjustments made pursuant to Section 3.4, and provided further that Purchaser Indemnified Party shall not, in connection with such indemnification claim, be entitled to contest any determinations of the Resolution Accountants validly made within the scope of their authority pursuant to Section 3.4(b); and

(vi)          any matter set forth on Schedule 9.2(b)(vi ).

(c)            Subject to this Article IX, Purchaser hereby agrees to indemnify and hold the Selling Parties and their Affiliates and their respective equity holders, directors, managers, officers, employees, members, partners, trustees, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of, any and all Losses based upon, attributable to or resulting from:

(i)            any breach of the representations or warranties made by Purchaser in this Agreement or in the Specified Ancillary Agreements;

(ii)           any breach of any covenant or other agreement on the part of Purchaser under this Agreement or any Purchaser Document (excluding the subscription agreement in respect of the Rollover Securities and the A&R LLC Agreement);

(iii)          any Assumed Liability or any SS Assumed Liability;

(iv)          the Utility Bond, to the extent that such Loss is attributable to or results from any action or omission of Purchaser on or after the Closing; and

(v)          Schwarz Ready Mix or Philip Schwarz’s guaranty obligations under the Pole Road Lease, to the extent that such Loss is attributable to or results from any action or omission of Purchaser on or after the Closing.

(d)            The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement, or in any Seller Document, Owner Document, Beneficiary Document or Purchaser Document shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

(e)            Notwithstanding anything to the contrary herein, Seller Indemnified Parties’ right to indemnification pursuant to Section 9.2(c) will apply to the extent of those Losses that (i) are incurred by a Seller Indemnified Party in its capacity as such, but not to the extent incurred indirectly in such Seller Indemnified Party’s capacity as an equityholder of Purchaser, HoldCo, or their respective Affiliates, and (ii) would not be otherwise indemnifiable by a Selling Party pursuant to Section 9.2(a) or Section 9.2(b) (without regard to any threshold, materiality qualifiers or caps, deductibles or other indemnity limitations hereunder).

(f)            THE INDEMNITY OBLIGATION IN SECTIONS 9.2(a), 9.2(b), and 9.2(c)  IS INTENDED TO ALLOCATE LIABILITY ACCORDING TO ITS TERMS FOR, WITHOUT LIMITATION, (I) ANY CLAIMS RESULTING FROM THE NEGLIGENCE OR ALLEGED NEGLIGENCE OF ANY INDEMNIFIED PARTY AND (II) STATUTORY AND COMMON LAW NEGLIGENCE AND STRICT LIABILITY CLAIMS AS WELL AS NEGLIGENCE, STRICT LIABILITY, AND ALL OTHER CLAIMS ARISING UNDER ENVIRONMENTAL LAWS, INCLUDING CERCLA.

9.3            Indemnification Procedures.

(a)            Direct Claims.

(i)            A claim for indemnification for any matter not involving a Third Party Claim (a “Direct Claim”) may be asserted by notice to the party from whom indemnification is sought; provided, that failure to so notify the indemnifying party, or any failure to include the information required in this Section 9.3(a), shall not preclude the indemnified party from any indemnification that it may claim in accordance with this Article IX except to the extent that the indemnifying party can demonstrate actual and material loss and prejudice as a result of such failure. Such notice by the indemnified party shall describe the claim in reasonable detail (to the extent known), include a reasonably detailed explanation of the events giving rise to such claim (to the extent then ascertainable), and indicate, if reasonably determinable, the estimated amount of the Losses that have been or may be sustained by such indemnified party. The additional procedures in Schedule 9.2(b)(vi) shall apply to the matters listed therein.

(ii)           With respect to any Direct Claim, the indemnifying person shall have 30 days after receipt of notice of such claim pursuant to Section 9.3(a), to object in good faith in writing to any claims by the indemnified person made in such notice. During such 30-day period, the indemnified party shall allow the indemnifying party and its professional advisors to conduct a commercially reasonable investigation into the matter or circumstance alleged to give rise to the claim to ascertain whether and to what extent any amount is payable by the indemnifying party in respect of such claim, and the indemnified party shall provide commercially reasonable assistance to the indemnifying party’s investigation (at the indemnifying party’s sole cost and expense) by giving such information and assistance, including access to the indemnified party’s personnel and the right to examine and copy such accounts, documents and records (subject to customary confidentiality obligations and withholding of information as reasonably required to preserve any attorney-client privilege) as the indemnifying party and any of its professional advisors may reasonably request. If no such written objection is received by the indemnified party within such 30-day period, the indemnifying party shall be deemed to have accepted such claim. If the indemnifying party objects in good faith and delivers written notice of such objection to the indemnified party within such 30-day period, the indemnified party and the indemnifying party shall attempt in good faith for 30 days after the indemnified party’s receipt of such written objection to resolve such objection. If the indemnified party, the indemnifying party and, if required by the R&W Insurance Policy, the R&W Insurer shall so agree, a memorandum setting forth such agreement shall be prepared and signed by all such parties.

(b)            Third Party Claims. In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 9.2 hereof (regardless of the limitations set forth in Section 9.4) (a “Third Party Claim”), the indemnified party shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge that is covered by this indemnity to be forwarded to the indemnifying party. The failure of the indemnified party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual and material loss and prejudice as a result of such failure. Such notice by the indemnified party shall describe the claim in reasonable detail (to the extent known), include copies of all material written evidence thereof (to the extent then available), and indicate, if reasonably determinable, the estimated amount of the Losses that have been or may be sustained by such indemnified party. Subject to the provisions of this Section 9.3, the indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified against by it hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified against by it hereunder, it shall within five days of the indemnified party’s written notice of the assertion of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify the indemnified party of its intent to do so; provided, that the indemnifying party must conduct its defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim that relates to any Losses indemnified against by it hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Third Party Claim. Notwithstanding anything to the contrary in this Agreement, the indemnified party shall be entitled to engage counsel of its choice (which counsel shall be reasonably acceptable to the indemnifying party) and assume the defense of or otherwise control the handling of a Third Party Claim, in each case, at the expense of the indemnifying party by notifying the indemnifying party if (i) so requested by the indemnifying party (ii) in the good faith reasonable opinion of counsel to the indemnified party, an unresolvable conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such representation by the indemnified party advisable, (iii) except as provided in Schedule 9.2(b)(vi), such Third Party Claim is brought by a Governmental Body for violation of Law (excluding for this purpose any civil Tax claim), (iv) such Third Party Claim is asserted directly by or on behalf of a supplier or customer of the Business or Purchaser after Closing, (v) such Third Party Claim seeks an injunction or other equitable relief, (vi) the indemnified party would be reasonably likely to be liable for a higher amount of Losses than the Losses suffered by the indemnifying party (assuming the indemnifying party were to make all indemnification payments to the indemnified party required by this Article IX, after applying all applicable limitations specified in Article IX), if such claim was unfavorably decided to the indemnified party, or (vii) in the case of a Third Party Claim against a Purchaser Indemnified Party, with respect to which the assumption of the defense by the indemnifying party would cause any Purchaser Indemnified Party to lose coverage under the R&W Insurance Policy. Each Party hereto agrees to provide reasonable access to each other Party to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 9.3 to the contrary, neither the indemnifying party nor the indemnified party shall, without the prior written consent of the other Party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless (x) the claimant (or claimants) and such Party provide to such other Party an unqualified release from all Liability in respect of the Third Party Claim or (y) such settlement or compromise with respect to such Third Party Claim, with respect to Taxes, could not reasonably be expected to have an adverse effect on Purchaser, HoldCo or any Seller.

(c)            After any final decision, judgment or award has been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement has been consummated, or the indemnified party and the indemnifying party have arrived at a mutually binding agreement, in each case with respect to any claim made pursuant to Article IX, including, without limitation, any Third-Party Claim made hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall pay all of such remaining sums so due and owing to the indemnified party in accordance with Section 9.5.

9.4            Limitations on Indemnification for Breaches of Representations and Warranties.

(a)            Notwithstanding anything to the contrary in this Agreement, for purposes of determining the failure of any representations or warranties to be true and correct and calculating Losses hereunder, any materiality, material adverse effect, Material Adverse Change, or similar materiality qualifications or phrases contained herein that have the effect of limiting such representations or warranties (the “Materiality Qualifications”) shall be disregarded; provided that this Section 9.4(a) (i) shall not apply to the Materiality Qualifications in the following provisions: Section 5.8 (as it pertains to the used of “Material Adverse Change” therein), Section 5.13(a)(vi), and Section 5.13(a)(xi), and (ii) shall not eliminate or disregard references to material or materiality in the definition of “Material Adverse Change,” and (iii) shall not be deemed to turn references to “Material Adverse Change” to “Adverse Change” or “Material Contract” to “Contract”.

(b)            An indemnifying party shall not have any liability under Section 9.2(a)(i), Section 9.2(b)(i), or Section 9.2(c)(i) unless the aggregate amount of Losses incurred by (i) with respect to liabilities under Section 9.2(a)(i) and Section 9.2(b)(i), the Purchaser Indemnified Parties, and (ii) with respect to liabilities under Section 9.2(c)(i), the Seller Indemnified Parties, as applicable, exceeds 50% of the Retention (such amount in effect from time to time being referred to as the (the “Deductible”); provided, that the Deductible limitation shall not apply to Losses related to Fundamental Representations or claims arising out of Fraud of the indemnifying party.

(c)            Neither the Selling Parties nor Purchaser shall be required to indemnify any Person under (i) with respect to Selling Parties, Section 9.2(a)(i) or Section 9.2(b)(i), and (ii) with respect to Purchaser, Section 9.2(c)(i), for an aggregate amount of Losses incurred by the Seller Indemnified Parties or the Purchaser Indemnified Parties, as applicable, exceeding an amount equal to 50% of the Retention (such amount in effect from time to time being referred to as the “General R&W Cap”); provided, further that (i) the General R&W Cap shall in no event exceed the amount of the Deductible and (ii) the General R&W Cap shall not apply with respect to Losses related to Fundamental Representations or claims arising out of Fraud of the Selling Parties or Purchaser (as applicable). The Selling Parties (considered collectively) shall not be required to indemnify Purchaser Indemnified Parties under Section 9.2(a)(i) or Section 9.2(b)(i), for an aggregate amount of Losses attributable to breaches of the Selling Parties’ Fundamental Representations that, when combined with all Losses for which such Selling Parties have indemnified the Purchaser Indemnified Parties pursuant to Section 9.2(a)(i) and Section 9.2(b)(ii), exceed the Purchase Price. Purchaser shall not be required to indemnify Seller Indemnified Parties under Section 9.2(c)(i) for an aggregate amount of Losses attributable to breaches of Purchaser’s Fundamental Representations that, when combined with all Losses for which Purchaser has indemnified the Seller Indemnified Parties pursuant to Section 9.2(c)(i), exceed the Purchase Price.

(d)            The Owners or Transaction Beneficiaries shall have no right of contribution or other recourse against Schwarz Sand or its directors, managers, officers, Employees, Affiliates, agents, attorneys, managers, members, representatives, assigns or successors for any third-party claims asserted by Purchaser Indemnified Parties; it being acknowledged and agreed that the covenants and agreements of any Seller are solely for the benefit of the Purchaser Indemnified Parties.

9.5            Indemnity Escrow. On the Closing Date, Purchaser shall, on behalf of the Sellers, pay to the Escrow Agent in immediately available funds, to the account designated by the Escrow Agent (the “Indemnity Escrow Account”), an amount equal to $321,750 (the “Indemnity Escrow Amount”), in accordance with the terms of this Agreement and the Escrow Agreement. On the expiration of the General Survival Period, and upon delivery of a written direction by Purchaser and Sellers Representative, the Escrow Agent shall release the Indemnity Escrow Amount (to the extent not utilized to pay Purchaser for any indemnification claim) to Schwarz Ready Mix, except that the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) equal to the amount of claims for indemnification under this Article IX asserted prior to the expiration of the General Survival Period but not yet resolved (“Unresolved Claims”). The Indemnity Escrow Amount retained for Unresolved Claims shall be released by the Escrow Agent (to the extent not utilized to pay Purchaser for any such claims resolved in favor of Purchaser) upon their resolution in accordance with this Article IX and the Escrow Agreement.

9.6            Right to Setoff.

(a)            Any payment any Selling Party is obligated to make to any Purchaser Indemnified Party pursuant to this Article IX shall be paid at Purchaser’s discretion (but without duplication), (i) by releasing such sum due and owing to such Purchaser Indemnified Parties from the Indemnity Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement, (ii) through an offset against (A) the Deferred Payment and/or (B) the Rollover Securities in accordance with Section 9.6(c), and/or (iii) by the Selling Parties by wire transfer of immediately available funds within five Business Days after the date notice of any sums due and owing is given to any Selling Party. Notwithstanding the foregoing, if any amount of the Deferred Payment is outstanding as of the time that any Selling Party becomes obligated to make a payment to any Purchaser Indemnified Party pursuant to this Article IX, then Purchaser must first offset such payment against the Deferred Payment before it may seek recovery by means of one of the other methods specified above in this Section 9.6(a).

(b)            If any Party breaches its obligation to pay any amount hereunder, such amount shall bear interest from and including the payment due date but excluding the date of payment at a rate per annum equal to the Prime Rate, with such interest payable at the same time as the payment to which it relates and calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

(c)            Without limiting any other rights or remedies available to it, and subject to the limitations and conditions thereon in this Article IX, including Section 9.12, (x) Purchaser shall be entitled to offset any claim for a Loss incurred by a Purchaser Indemnified Party pursuant to this Article IX or any payments due and payable under this Agreement from a Selling Party to a Purchaser Indemnified Party against payments payable by any Purchaser Indemnified Party to any Seller Indemnified Party (including under Section 3.2(b)), and (b) Selling Parties shall be entitled to offset any claim for a Loss incurred by a Seller Indemnified Party pursuant to this Article IX or any payments due and payable under this Agreement from Purchaser to a Seller Indemnified Party pursuant to this Agreement against payments payable by any Seller Indemnified Party to any Purchaser Indemnified Party. If Selling Parties fail to pay any remaining sums due within five Business Days, Purchaser and HoldCo may proceed against any securities or other property owned by the Selling Parties, including the Rollover Securities or any other equity of Purchaser or HoldCo owned directly or indirectly by the Selling Parties or their transferees, and each Selling Party agrees to take any and all action, including granting any powers of attorney or other authorizations, to permit such recourse. In the case of the preceding sentence, (i) the number of any Preferred HoldCo Units subject to surrender shall be an amount equal to the quotient of (A) the amount of such Losses, divided by (B) the Per Unit Price, and (ii) HoldCo shall be entitled to make such transfers on behalf of such holders in accordance with the terms of the A&R LLC Agreement. Any good faith exercise of a Party’s right to setoff as provided above against any amounts due and payable pursuant to this Agreement shall not constitute a breach or an event of default under this Agreement.

(d)            So long as the Selling Parties have indemnification obligations under this Article IX, none of Schwarz Ready Mix, its Owners, or any Transaction Beneficiary shall, without the prior written consent of Purchaser, and except as may be permitted under the A&R LLC Agreement, issue, sell, assign, transfer, exchange, gift, bequeath, pledge, hypothecate or otherwise dispose of or encumber, directly, indirectly or synthetically (by Contract or otherwise), whether by operation of law or otherwise, any Preferred HoldCo Unit or any interest in any Asset Seller. The foregoing covenants shall not limit or abridge any more restrictive obligations or transfer prohibitions binding upon the Selling Parties under the A&R LLC Agreement.

9.7            Tax Treatment of Indemnity Payments. The Selling Parties and Purchaser agree to treat any indemnity payment made pursuant to this Article IX as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by Law.

9.8            Exclusive Remedy. After the Closing, except for the remedies provided in Section 3.4, Section 11.2, or otherwise expressly set forth in this Agreement, and any remedies that may be available under law or equity to enforce the terms and conditions of Section 7.1 or the A&R LLC Agreement, this Article IX will provide the exclusive legal remedy for any and all claims for any breach of any representation, warranty, covenant, or agreement contained in this Agreement or any Specified Ancillary Agreement, except for claims based upon, attributable to, or arising out of Fraud. This Article IX will not affect any equitable remedy available to any Party.

9.9            Sellers Representative.

(a)            Schwarz Ready Mix is hereby constituted and appointed as the Sellers Representative. On behalf of himself /itself and his/its successors and assigns, each Selling Party appoints and constitutes the Sellers Representative as his or its agent and true and lawful attorney-in-fact with the powers and authority as set forth in this Agreement. The Sellers Representative shall be the exclusive agent for and on behalf of the Selling Parties to (i) enter into the Escrow Agreement; (ii) give and receive notices and communications to or from Schwarz Ready Mix, SRM Leasing and Schwarz Sand (on behalf of itself or any other Seller Indemnified Party) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the other Transaction Documents; (iii) authorize deliveries to Purchaser of cash or other property from the Adjustment Escrow Account and the Indemnification Escrow Account (including obligations to deliver such cash that arise in accordance with Article IX and the Escrow Agreement from the failure of the Sellers Representative to take an action) and legally bind each Selling Party to pay cash directly to Purchaser in satisfaction of claims pursuant to the terms of Article IX; (iv) resolve Third Party Claims in accordance with Section 9.3; (v) consent or agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with Orders with respect to, such Third Party Claims; (vi) make all determinations and resolve all matters under Section 3.4, (vii) receive funds and payments under this Agreement or the Transaction Documents on behalf of any Selling Party; (viii) take all actions necessary or appropriate in the judgment of the Sellers Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance and (ix) in accordance with Section 11.3, execute for and on behalf of each Selling Party any amendment to this Agreement, the Escrow Agreement or any exhibit, annex or schedule hereto or thereto (including for the purpose of amending addresses). This appointment of agency and this power of attorney is coupled with an interest and will be irrevocable and will not be terminated by any Selling Party or by operation of Law, whether by the death or incapacity of any Owner, the dissolution of any Seller, or the occurrence of any other event, and any action taken by Sellers Representative will be as valid as if such death, incapacity, dissolution or other event had not occurred, regardless of whether or not any Selling Party or Sellers Representative will have received any notice thereof.

(b)            Sellers Representative shall be the sole and exclusive means of asserting or addressing any of the actions set forth in (i) through (ix) in Section 9.9(a), and no Selling Party shall have any right to act on its own behalf with respect to any such matters, other than any claim or dispute against Sellers Representative. Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, Sellers Representative that is within the scope of Sellers Representative’s authority pursuant to Section 9.9(a) (a “Representative’s Decision”) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all Selling Parties and shall be final, binding and conclusive upon each of them. For so long as Schwarz Ready Mix remains Sellers Representative, each of Purchaser and Escrow Agent shall be entitled to rely upon any Representative’s Decision received from Philip Schwarz, Eugene Schwarz, or Ronald Schwarz as being a Representative’s Decision of Sellers Representative. Each of Purchaser and the Escrow Agent shall be entitled to rely upon any Representative’s Decision as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Selling Party. Each of Purchaser and the Escrow Agent are unconditionally and irrevocably relieved from any liability to any Person for any acts done by them in compliance with any Representative’s Decision. A notice by Purchaser to the Sellers Representative shall constitute a notice to each of the Selling Parties.

(c)            The agency of Sellers Representative may be changed, and the Person serving as Sellers Representative may be replaced from time to time, by the vote or consent of the Owners of each Asset Seller representing a majority of the Owner Pro Rata Share upon not less than ten days’ prior written notice to Purchaser. A vacancy in the position of Sellers Representative may be filled by the vote or consent of the Owners of each Asset Seller representing a majority of the Owner Pro Rata Share. If Sellers Representative refuses or is no longer capable of serving as Sellers Representative hereunder, then the Owners of each Asset Seller representing a majority of the Owner Pro Rata Share will promptly appoint a successor Sellers Representative who will thereafter be a successor Sellers Representative hereunder, and Sellers Representative will serve until such successor is duly appointed and qualified to act hereunder. In the event of a vacancy in the position of Sellers Representative, or refusal or incapability of Sellers Representative to serve, which continues for more than 30 days, Purchaser may appoint a successor Sellers Representative who will thereafter be a successor Sellers Representative hereunder. If there is not a Sellers Representative at any time, any obligation to provide notice to Sellers Representative will be deemed satisfied if such notice is delivered to each of the Owners at their addresses last known to Purchaser.

(d)            All expenses, if any, incurred by Sellers Representative in connection with the performance of his duties as Sellers Representative (the “Representative Expenses”) will be borne by the Owners. Sellers Representative may recover Representative Expenses directly from the Owners. No bond will be required of Sellers Representative, and Sellers Representative will not receive any compensation for its services. The limitation of liability provisions of Section 9.9(e) shall survive the resignation of the Sellers Representative.

(e)            Sellers Representative shall not, by reason of this Agreement, have a fiduciary relationship in respect of any Selling Party. Sellers Representative shall not be liable to any Selling Party for any action taken or omitted by the Sellers Representative hereunder or in connection herewith, other than any liability imposed by Law for gross negligence or willful misconduct. Sellers Representative may rely, and shall be fully protected in acting, upon any statement, certificate, instrument, opinion, report, notice, request, consent, order, or other paper believed by Sellers Representative to be genuine and to have been signed or presented by the proper party or parties or, in the case of telecopies and electronic mail, to have been sent by the proper party or parties. Each Selling Party acknowledges and agrees that Sellers Representative shall not be obligated to take any actions and shall be entitled to take such actions as the Sellers Representative deems appropriate in its sole discretion. Sellers Representative shall not be liable to any Selling Party for any act done or omitted hereunder as Sellers Representative while acting in good faith and any act done or omitted in accordance with the advice of counsel or other expert shall be conclusive evidence of such good faith. The Selling Parties shall severally and not jointly indemnify Sellers Representative and hold Sellers Representative harmless against any Losses incurred without gross negligence or willful misconduct on the part of Sellers Representative and arising out of or in connection with the acceptance or administration of Sellers Representative’s duties hereunder. Each Selling Party acknowledges and agrees that such rights to indemnity and to be held harmless shall apply without regard to the negligence of Sellers Representative.

(f)            Sellers Representative shall have reasonable access to information about Purchaser for purposes of performing Sellers Representative’s duties and exercising Sellers Representative’s rights hereunder, except that no Purchaser Indemnified Party shall be required to provide any information that is subject to a legal privilege or a protective Order or the disclosure of which would violate any Laws. The Sellers Representative shall treat confidentially and not use or disclose the terms of this Agreement, the Transaction Documents or any nonpublic information from or about Purchaser or any Purchaser Indemnified Party to anyone, except that Sellers Representative may disclose the terms or information to the Selling Parties or Sellers Representative’s employees, attorneys, accountants, financial advisors, agents or authorized representatives on a need-to-know basis, as long as the Person agrees to treat such information confidentially. If reasonably requested by Purchaser, Sellers Representative shall enter into a separate customary confidentiality agreement before being provided access to such information.

(g)            The initial Sellers Representative hereby accepts the appointment contained in this Agreement, and agrees to act as Sellers Representative and to discharge the duties and responsibilities of Sellers Representative pursuant to the terms of this Agreement.

9.10            No Double-Counting.

(a)            Post-Closing Adjustments. Losses to be indemnified by the Selling Parties pursuant to Section 9.2(a) or Section 9.2(b), or by Purchaser pursuant to Section 9.2(c), shall not include any amounts actually taken into account as a reduction in, or an offset reducing the value resulting from, the calculation of the Aggregate Purchase Price in accordance with Section 3.4 (it being understood and agreed that the intent of this Section 9.10 is to avoid duplication or “double counting” of the same liability hereunder).

(b)            Third-Party Recoveries. If the amount of any indemnifiable Loss is actually recovered by a Purchaser Indemnified Party by recovery, settlement, or otherwise under or pursuant to any insurance coverage or pursuant to any recovery, settlement, or payment by or against any other third party (other than an Affiliate of a Purchaser Indemnified Party), in each case, excluding the R&W Insurance Policy, the amount of such actual recovery, less any costs and expenses incurred in connection therewith (including, without duplication, (i) any increase in premiums, retroactive premiums, and premium adjustments attributable to such Loss, and (ii) any deductible or retention amounts incurred in obtaining such recovery) (the “Third Party Recovery”), shall reduce such indemnifiable Loss on a dollar-for-dollar basis and, if a Selling Party shall have previously made an indemnification payment in respect of such Loss, then Purchaser shall reasonably promptly refund to such Selling Party the lesser of (x) the amount of such indemnification payment made by such Selling Party, and (y) the applicable Third Party Recovery. It is the intention of the Parties that no insurer or third party shall be entitled to any benefits or rights that such insurer or third party would not be entitled to receive in the absence of this Section 9.10(b).

9.11            No Extrinsic Representations and Warranties. Except for the representations and warranties contained in Article V or in any Transaction Document, none of any Company, other Selling Party, or any of their respective Representatives, or any other Person, has made, or shall be deemed to have made, any representation or warranty to Purchaser, express or implied, at Law or in equity, with respect to any Company or the execution and delivery of this Agreement or the transactions contemplated hereby, and Purchaser hereby disclaims any reliance upon such representations or warranties. Except for the representations and warranties contained in this Article VI or in any Transaction Document, none of Purchaser or any of its respective Representatives, or any other Person, has made, or shall be deemed to have made, any representation or warranty to any Selling Party, express or implied, at Law or in equity, with respect to Purchaser, HoldCo, their Affiliates or the execution and delivery of this Agreement or the transactions contemplated hereby, and the Selling Parties hereby disclaim any reliance upon such representations or warranties. Nothing in this Section 9.11 shall prevent or impair a claim for Fraud.

9.12            Pursuit of R&W Insurance. Purchaser shall use commercially reasonable efforts to seek recovery of all available amounts under the R&W Insurance Policy with respect all Losses for which a Purchaser Indemnified Party makes an indemnification claim under this Article IX that may reasonably be brought as an indemnification claim pursuant to Section 9.2(a)(i); provided that the Indemnified Party shall not have any obligation to file any Legal Proceeding with a Governmental Body to collect such proceeds; provided, further, that this Section 9.12 shall not restrict a Purchaser Indemnified Party from providing written notice of any claim pursuant to Section 9.3 or from pursuing or obtaining a recovery from the Selling Parties for a claim (to the extent permitted under this Article IX) to the extent coverage under the R&W Insurance Policy is denied or exhausted. If a Selling Party shall have previously made an indemnification payment in respect of a Loss, and such Loss is actually recovered by a Purchaser Indemnified Party by recovery, settlement, or otherwise under or pursuant to the R&W Insurance Policy, then Purchaser shall reasonably promptly refund to such Selling Party the lesser of (x) the amount of such indemnification payment made by such Selling Party, and (y) the applicable recovery under or pursuant to the R&W Insurance Policy.

Article X.

TAXES

10.1            Transfer Taxes. Sellers shall, except as otherwise set forth in Section 3.7(b) in respect of Real Property Transfer Costs (which costs shall be allocated in accordance with Section 3.7(b)), (a) be responsible for and shall pay or cause to be paid any and all sales, use, stamp, documentary, filing, recording, transfer, real estate transfer, stock transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to tax or additional amount imposed) as levied by any Taxing Authority in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), regardless of the Person liable for such Transfer Taxes under applicable Law, up to a maximum aggregate Transfer Taxes amount of $100,000, and (b) timely file or caused to be filed all necessary documents (including all Tax Returns) with respect to Transfer Taxes. Any Tax Returns with respect to Transfer Taxes shall be submitted to Purchaser for review and comment at least ten (10) days prior to the due date of the applicable Tax Return, and if the aggregate amount of Transfer Taxes (for all jurisdictions) would exceed $100,000, Sellers shall incorporate any reasonable comments of Purchaser in the final Tax Return to be filed. Purchaser shall be liable for any Transfer Taxes in excess of $100,000 in the aggregate. The Parties shall cooperate with respect to Transfer Taxes (including with respect to any Tax Returns with respect to Transfer Taxes) in accordance with Section 10.3.

10.2            Prorations. All real property taxes, personal property taxes, or ad valorem obligations and similar recurring taxes and fees on the Acquired Assets for any Straddle Period shall be prorated between Purchaser and the applicable Asset Seller as of the Closing Date. The applicable Asset Seller shall be responsible for all such Taxes and fees on the Acquired Assets accruing during any taxable period (or portion of a Straddle Period) up to and including the Closing Date except to the extent included in Closing Indebtedness, Closing Transaction Expenses or Closing Working Capital, as finally determined. Purchaser shall be responsible for all such Taxes and fees on the Acquired Assets accruing during any taxable period (or portion of a Straddle Period) beginning after the Closing Date. If one Party remits to the appropriate Taxing Authority payment for Taxes, which are subject to proration under this Section 10.2, and such payment includes the other Party’s share of such Taxes, such other Party shall promptly reimburse the remitting Party for its share of such Taxes.

10.3            Cooperation on Tax Matters. Purchaser and the Selling Parties shall furnish or cause to be furnished to each other, as promptly as practicable upon written request, such information and assistance relating to the Acquired Assets and the Assumed Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other filings relating to Tax matters, for the preparation for any Tax audit, for the preparation for any Tax protest, for the prosecution or defense of any Legal Proceeding relating to Tax matters. Purchaser and the Selling Parties further agree, upon written request, to use their commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed with respect to the transactions contemplated by this Agreement.

10.4            Tax Clearance Certificates. The Companies shall notify the Oklahoma Tax Commission of the transactions contemplated by this Agreement in the form and manner required by the Oklahoma Tax Commission, if the failure to make such notifications or receive any available tax clearance certificate (“Tax Clearance Certificate”) could subject Purchaser or HoldCo to liability for any Taxes of any Seller. If, in respect to any application for Tax Clearance Certificates made pursuant to this Section 10.4, the Oklahoma Tax Commission asserts that any Company is liable for any Tax, such Company shall promptly pay any and all such amounts and shall have provided evidence to Purchaser that such liabilities have been paid in full or otherwise satisfied.

10.5            Schwarz Sand Tax Returns. The Sellers Representative, at the sole cost and expense of SS Sellers, shall (a) prepare and timely file IRS Form 1065 (and any comparable state and local Tax Returns) of Schwarz Sand for any Pre-Closing Tax Period; and (b) timely pay all Taxes that are shown as payable with respect to any such Tax Returns except to the extent included in Closing Indebtedness, Closing Transaction Expenses or Closing Working Capital, as finally determined. Each such Tax Return shall be prepared in accordance with existing procedures and practices and accounting methods of Schwarz Sand, except as otherwise required by Law, and shall be submitted to Purchaser for review and comment at least thirty (30) days prior to the due date of the Tax Return. The Sellers Representative shall incorporate all reasonable comments of Purchaser into the final form to be filed. Purchaser shall cause Schwarz Sand to prepare and timely file all Tax Returns of Schwarz Sand due after Closing (other than those Tax Returns prepared by the Sellers Representative pursuant to this Section 10.5). To the extent that any such Tax Return relates to a taxable period ending on or before the Closing Date, such Tax Return shall be prepared on a basis consistent with existing procedures and practices and accounting methods of Schwarz Sand, except as otherwise required by Law. Each Tax Return of Schwarz Sand prepared by Purchaser that includes a Pre-Closing Tax Period shall be submitted to the Sellers Representative for review and comment at least thirty (30) days prior to the due date of the Tax Return if such Tax Return is an income Tax Return, and within a reasonable time prior to the due date of the Tax Return if such Tax Return is a non-income Tax Return. Purchaser shall incorporate any reasonable comments made by the Sellers Representative in the final Tax Return prior to filing. No failure or delay of Purchaser in providing Tax Returns for the Sellers Representative to review shall reduce or otherwise affect the obligations or liabilities of SS Sellers pursuant to this Agreement.

10.6            Apportionment of Schwarz Sand Taxes. For purposes of determining whether the following Taxes are attributable to a Pre-Closing Tax Period, Purchaser and the Selling Parties agree as follows: (a) in the case of property Taxes and other similar Taxes imposed on a periodic basis for a Straddle Period, the amounts that are attributable to the portion of the Straddle Period ending on the Closing Date shall be determined by multiplying the Taxes for the entire Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (b) in the case of all other Taxes for a Straddle Period (including income Taxes, employment Taxes, and sales and use Taxes) the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if Schwarz Sand filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date using a “closing of the books methodology.” For purposes of clause (b), any item determined on an annual or periodic basis (including amortization and depreciation deductions and the effects of graduated rates) shall be allocated to the portion of the Straddle Period ending on the Closing Date based on the mechanics set forth in clause (a) for periodic Taxes.

10.7            Schwarz Sand Tax Contests. If any Governmental Body issues to Schwarz Sand a written notice of its intent to audit or conduct another Legal Proceeding with respect to Taxes or Tax Returns of Schwarz Sand for any Pre-Closing Tax Period or a written notice of deficiency for Taxes for any Pre-Closing Tax Period (a “Tax Contest”), Purchaser shall notify the Sellers Representative of its receipt of such communication from the Governmental Body within twenty (20) days of receipt. No failure or delay of Purchaser in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of SS Sellers pursuant to this Agreement except to the extent Sellers are actually and materially prejudiced as a result of such failure. Sellers Representative shall control any Tax Contest related to a taxable period ending on or prior to the Closing Date; provided, however, that (a) Purchaser, at Purchaser’s sole cost and expense, shall have the right to participate in any such Tax Contest; and (b) Sellers Representative shall not settle or otherwise resolve any Tax Contest without the written consent of Purchaser (which will not be unreasonably withheld, delayed, or conditioned). Purchaser shall control any audit or controversy with respect to Taxes other than a Tax Contest controlled by Sellers Representative (“Other Tax Contest”); provided, however, that (a) Sellers Representative, at Sellers’ sole cost and expense, shall have the right to participate in any such Other Tax Contest to the extent it involves a Pre-Closing Tax Period; and (b) Purchaser shall not settle or otherwise resolve any such Other Tax Contest involving a Pre-Closing Tax Period without the written consent of the Sellers Representative (which will not be unreasonably withheld, delayed, or conditioned). Notwithstanding the foregoing, Schwarz Sand shall make a “push-out” election under Code Section 6226, as applicable, with respect to any Pre-Closing Tax Period in the sole discretion of Purchase. To the extent there is any inconsistency between the provisions of Section 9.3 and this Section 10.7, the provisions of this Section 10.7 shall govern.

10.8            Purchaser Restrictions. Notwithstanding anything in any Transaction Document to the contrary, without the written consent of Sellers Representative (which will not be unreasonably withheld, delayed, or conditioned), Purchaser and its Affiliates (including, after the Closing, Schwarz Sand) shall not (a) except as otherwise permitted by Section 10.5, file any Tax Return or amended Tax Return for Schwarz Sand with respect to any taxable period ending on or before the Closing Date, (b) make any Tax election with respect to Schwarz Sand that relates to, or is retroactive to any taxable period ending on or before the Closing Date, (c) voluntarily disclose any item or otherwise initiate communication with any Governmental Body with respect to Taxes shown or required to be shown on any Tax Return of Schwarz Sand for any Pre-Closing Tax Period, (d) file any ruling or request with any Governmental Body that relates to Tax Returns or Taxes shown or required to be shown on a Tax Return of Schwarz Sand for any taxable period ending on or before the Closing Date; or (e) except through the extension of time to file any Tax Return in the ordinary course, waive or otherwise extend any statute of limitations with respect to Taxes of Schwarz Sand shown or required to be shown on any Tax Return for any taxable period ending on or before the Closing Date.

10.9            Refunds. SS Sellers shall be entitled to the amount of any Tax refund (or credit in lieu of refund) in respect of Taxes of Schwarz Sand with respect to any Pre-Closing Tax Period (including, for the avoidance of doubt, the portion of any Straddle Period through the Closing Date, determined in accordance with the principles under Section 10.6), to the extent any such Tax refund is actually received by, or credited to, Purchaser or Schwarz Sand, or any of their Affiliates during a period of three (3) years following the Closing Date. Purchaser will forward or pay (or caused to be forwarded or paid) to SS Sellers the amount of any such Tax refund (or credit in lieu of refund) (without interest, other than interest received from the applicable Governmental Body thereon) to which it is entitled, by wire transfer of immediately available funds, net of any reasonable, direct out-of-pocket costs, including Taxes, attributable to receipt of such Tax refund (or credit in lieu of refund), within ten (10) days after receipt or entitlement thereto. Purchaser and its Affiliates shall, if SS Sellers so reasonably request, cause Schwarz Sand to file for and use commercially reasonable efforts to obtain any Tax refund for any Pre-Closing Tax Period that is allocable to SS Sellers pursuant to this Section 10.9. Purchaser shall, upon reasonable request, permit Sellers Representative to participate in the prosecution of any such claim. Nothing in this Section 10.9 shall require Purchaser to make any payment with respect to any refund for a Tax (and such refunds shall be for the benefit of Purchaser and Schwarz Sand) that is with respect to (i) any refund of Tax that is the result of the carrying back of any Tax attribute or Tax credit incurred in a taxable period (or portion of any Straddle Period) beginning after the Closing Date); (ii) any refund for Tax that is reflected as a current asset (or offset to a current liability) on the Closing Working Capital, as finally determined; or (iii) any refund for Tax that gives rise to a payment obligation by Schwarz Sand to any Person under applicable Law or pursuant to a provision of a contract or other agreement entered (or assumed) by Schwarz Sand on or prior to the Closing Date.

Article XI.

MISCELLANEOUS

11.1            Expenses. Except as otherwise provided in this Agreement, each of the Selling Parties and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

11.2            Specific Performance. The Parties acknowledge and agree that a breach of this Agreement would cause irreparable damage to the other Parties and that such other Parties will not have an adequate remedy at law. Therefore, the obligations of the Parties under this Agreement, including Selling Parties’ obligation to sell, contribute and transfer the Acquired Assets and Equity Interests to Purchaser, and Purchaser’s obligation to pay for such Acquired Assets and Equity Interests, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies that any Party may have under this Agreement or otherwise.

11.3            Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto), the Seller Documents, the Owner Documents and the Purchaser Documents represent the entire understanding and agreement between the Parties with respect to the subject matter hereof and can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Purchaser and Sellers Representative. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Except as provided in Section 9.8, all remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

11.4            Venue. Except for disputes, controversies or claims arising under Section 3.4, and Section 3.5 (which will be resolved in accordance with the dispute resolution provisions set forth therein), or as otherwise explicitly set forth in a Transaction Document, the Parties hereby irrevocably submit to the exclusive jurisdiction of any state or federal court located in the State of Delaware for the purpose of any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise) brought by any Party, and each Party hereby irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Legal Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

11.5            WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, WHICH CANNOT BE WAIVED, FOR ANY LEGAL PROCEEDING WHICH IS PERMITTED UNDER THIS AGREEMENT TO BE FILED IN A COURT, EACH PARTY HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN SUCH LEGAL PROCEEDING, INCLUDING THOSE LEGAL PROCEEDINGS TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS OR UNDER ANY AMENDMENT, CONSENT, WAIVER, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH ANY OF THEM OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS. EACH PARTY AGREES THAT IN ANY SUCH LEGAL PROCEEDING, THE MATTERS SHALL BE TRIED TO A COURT AND NOT TO A JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

11.6            Governing Law. This Agreement will be governed by the laws of the State of Delaware without giving effect to any choice or conflict of laws principles of any jurisdiction.

11.7            Service of Process. Each Party irrevocably consents to the service of summons and complaint and any other process outside the territorial jurisdiction of the courts referred to in Section 11.4 in any Legal Proceeding arising out of or relating to this Agreement by sending or delivering a copy of the process to the Party to be served at the address of the Party and in the manner provided for the giving of notices in Section 11.8 (except that email shall not be permitted delivery means pursuant to this Section 11.7). Nothing herein shall affect the right of any Party to serve process in any other manner permitted by applicable Law.

11.8            Notices. All notices, requests, demands and other communications (including, for the avoidance of doubt, any notice or document sent by any Party pursuant to Article III or by the Resolution Accountants pursuant to Article III) under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of delivery if delivered personally to the Party to whom notice is to be given; (ii) on the day of transmission if sent via e-mail to the e-mail address given below (provided no delivery failure message is received by the sender); (iii) the day following the day (except if not a Business Day, then the next Business Day) after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iv) on the fifth day after mailing, if mailed to the Party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the Party as follows:

If to the Selling Parties, on behalf of any Seller or Owner, to:

SRM, Inc.

8251 W. Reno Ave.

Oklahoma City, OK 73127

Attention: Philip Schwarz

With a copy (which shall not constitute notice) to:

Munsch Hardt Kopf & Harr, P.C.

500 N. Akard Street

Suite 4000

Dallas, Texas 75201-6605

Email: rkibby@munsch.com

Attention: Robert Kibby

If to Purchaser, to:

c/o SunTX Capital Partners
5420 LBJ Freeway, Suite 1000
Dallas, Texas 75240
Email: BBruce@suntx.com
Attention: Barrett Bruce

With a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

98 San Jacinto Boulevard, Suite 1500
Austin, TX 78701

Email: kellie.bobo@haynesboone.com; bryan.diebels@haynesboone.com
Attention: Kellie Bobo; Bryan Diebels

11.9            Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.10          Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except for HoldCo and as provided in Section 9.2 and this Section 11.10. No assignment of this Agreement or of any rights or obligations hereunder may be made by any Seller or Purchaser (by operation of law or otherwise) without the prior written consent of the other Parties and any attempted assignment without the required consents shall be void; provided, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including Purchaser’s rights to seek indemnification hereunder) to any Affiliate of Purchaser, any Person from which it has borrowed money or any Person to which Purchaser or any of its Affiliates proposes to sell all or substantially all of the assets relating to the Business; and provided further that, subject to the consent of Purchaser, which it shall not unreasonably withhold, condition, or delay, any Seller may assign any rights to payments pursuant to this Agreement to any Owner, and any Owner may thereupon assign any rights to payments pursuant to this Agreement to any Transaction Beneficiary that is an Affiliate of such Owner. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires. Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Purchaser or any of its Affiliates, (A) it is expressly acknowledged and agreed that Purchaser and its Affiliates shall be entitled to rely on any written instructions executed by any Seller to assign any rights to payments of such Seller pursuant to this Section 11.10, without any obligation to investigate or verify any information received relating thereto, and to make payments in accordance therewith and (B) each of the Selling Parties, on behalf of himself or itself and his or its Affiliates (other than Schwarz Sand) and their respective successors, assigns, heirs and legal representatives, irrevocably waives, relinquishes, releases, and forever discharges Purchaser and any of Purchaser’s Affiliates, and their respective past, current and future managers, officers, directors, employees, agents, members, representatives, successors and assigns from any and all claims (whether at law, in equity or otherwise), obligations and liabilities (of any nature, whether accrued, absolute, contingent, known or unknown, or otherwise) relating thereto.

11.11            Non-Recourse. No past, present or future director, manager, officer, employee, incorporator, member, partner, equity holder, Affiliate, agent, attorney or representative of a Party or its Affiliates who is not a Party shall have any liability for any obligations or liabilities under this Agreement or the Transaction Documents of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

11.12            Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The Parties intend to treat as an original any document signed in connection with the transactions contemplated by this Agreement, including any counterpart to this Agreement or any related document that is delivered by electronic transmission, including by facsimile, PDF, photo static copy, or otherwise.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers, as of the date first written above.

PURCHASER:

Eagle Redi-Mix Concrete, LLC

By:	/s/ Randall Edgar
Name:	Randall Edgar
Title:	Chief Executive Officer

Signature Page to
Asset Purchase and Contribution Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers, as of the date first written above.

ASSET SELLERS:

srm, Inc. DBA Schwarz Ready Mix

By:	/s/ Philip J. Schwarz
Name:	Philip J. Schwarz
Title:	President

srm leasing, llc

By:	/s/ Philip J. Schwarz
Name:	Philip J. Schwarz
Title:	Manager

SCHWARZ SAND:

SCHWARZ SAND, llc

By:	/s/ Philip J. Schwarz
Name:	Philip J. Schwarz
Title:	Manager

SELLERS REPRESENTATIVE:

srm, Inc. DBA Schwarz Ready Mix

By:	/s/ Philip J. Schwarz
Name:	Philip J. Schwarz
Title:	President

Signature Page to
Asset Purchase and Contribution Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

OWNERS AND SS SELLERS, as applicable:

/s/ Charles P. Schwarz
Charles P. Schwarz, Trustee of the Charles P. Schwarz Living Trust, U/T/A dated April 15, 1999

/s/ Philip J. Schwarz
Philip J. Schwarz, Trustee of the Philip J. Schwarz Living Trust dated February 8, 1996

/s/ Eugene J. Schwarz
Eugene J. Schwarz, Trustee of the Eugene J. Schwarz Living Trust dated September 12, 1994

/s/ Ronald E. Schwarz
Ronald E. Schwarz, Trustee of the Ronald Schwarz Revocable Trust dated June 15, 2012

/s/ George T. Schwarz
George T. Schwarz, Trustee of the George T. Schwarz Living Trust dated June 11, 2002

/s/ Paul D. Schwarz
Paul D. Schwarz

Signature Page to
Asset Purchase and Contribution Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

TRANSACTION BENEFICIARIES:

/s/ Charles P. Schwarz
Charles P. Schwarz

/s/ Philip J. Schwarz
Philip J. Schwarz

/s/ Eugene J. Schwarz
Eugene J. Schwarz

/s/ Ronald E. Schwarz
Ronald E. Schwarz

/s/ George T. Schwarz
George T. Schwarz

/s/ Paul D. Schwarz
Paul D. Schwarz

Signature Page to
Asset Purchase and Contribution Agreement

ANNEX 1

DEFINITIONS, DEFINITIONAL AND INTERPRETIVE MATTERS

A.	Certain Definitions. For purposes of this Agreement, the definitions and other interpretive matters are set forth on this Annex 1.

“A&R LLC Agreement” has the meaning set forth in Section 4.2(m).

“ A/R Recovery Period” has the meaning set forth in Section 2.7.

“Accounting Principles” means the principles, practices, policies, and methodologies set forth on Exhibit B.

“Acquired Assets” has the meaning set forth in Section 2.1.

“Acquired Contracts” means all Contracts related to the Business other than the Excluded Contracts.

“Acquired Intellectual Property” means all Intellectual Property owned by any Company related to or used in connection with the Business. For the avoidance of doubt, Acquired Intellectual Property will not include Intellectual Property owned by a third party that is not an Affiliate of any Company and is licensed to any Company.

“Acquired Technology” means all Technology owned by any Company related to or used in connection with the Business. For the avoidance of doubt, Acquired Technology will not include Technology owned by a third party that is not an Affiliate of any Company and is licensed to any Company.

“Adjustment Escrow Account” means an escrow account established pursuant to the terms of the Escrow Agreement into which the Adjustment Escrow Amount will be deposited.

“Adjustment Escrow Amount” means $1,000,000.

“Adjustment Unresolved Claims” has the meaning set forth in Section 3.8(a).

“Adjustment Statement” has the meaning set forth in Section 3.4(b)(ii).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities having the ability to appoint a majority of the members of the governing body of such Person, by contract or otherwise.

“Aggregate Adjustment Amount” has the meaning set forth in Section 3.4(b)(i).

“Agreement” has the meaning set forth in the preamble.

“Anti-Corruption Laws” means applicable Laws related to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, the anti-corruption and anti-bribery legislation of the European Union, as adopted and made applicable by its member states, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any Law that prohibits bribery, corruption, fraud, or other improper payments.

Annex 1-1

“ASC 805 Valuation” means the fair value assessment conducted under the Accounting Standards Codification (ASC) 805 Business Combinations.

“Assignment and Assumption Agreement” has the meaning set forth in Section 4.2(h).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Assumed SS Liabilities” means all (a) Liabilities of Schwarz Sand under the Acquired Contracts that have been made available to the extent arising out of underlying events, actions or failures to act first occurring during the period from and after the Closing, but only to the extent such Liabilities did not arise out of any breach or violation of, or default under or noncompliance with (with or without notice or lapse of time), the Acquired Contracts by any Selling Party; (b) accounts payable and other current liabilities of Schwarz Sand in the amount and to the extent included as a current liability in the calculation of the Closing Working Capital; and (c) liabilities and obligations for (i) Taxes in the amount and to the extent included as a current liability in the calculation of the Closing Working Capital, Closing Indebtedness, and Closing Transaction Expenses as finally determined and (ii) Taxes for which Purchaser is liable pursuant to Section 3.7(b), Section 10.1, and Section 10.2.

“Balance Sheet” has the meaning set forth in Section 5.5(a).

“Balance Sheet Date” has the meaning set forth in Section 5.5(a).

“Beneficiary Documents” has the meaning set forth in Section 5.3(a).

“Bill of Sale” has the meaning set forth in Section 4.2(g).

“Boneyard License Agreement” means that certain Boneyard License Agreement, dated as of the date hereof, by and between Purchaser and Schwarz Paving Co., Inc.

“Business” has the meaning set forth in the preamble.

“Business Day” means any day of the year other than a Saturday or Sunday or any day on which the Federal Reserve Bank of New York or Dallas is closed.

“Cash Portion” has the meaning set forth in Section 3.1.

“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act, as amended.

“Closing” has the meaning set forth in Section 4.1.

“Closing Balance Sheet” has the meaning set forth in Section 3.4(b)(ii).

“Closing Cash” means any and all unrestricted cash and cash equivalents of the Companies plus in-transit deposits and similar credits as of the Measurement Time, but solely to the extent such in-transit deposits and similar credits are not otherwise reflected in the Closing Working Capital as a current asset, determined in accordance with the Accounting Principles, less Excluded Cash.

“Closing Cash Pro Rata Share” means the percentage for each Asset Seller and SS Seller set forth on Exhibit D.

Annex 1-2

“Closing Date” has the meaning set forth in Section 4.1.

“Closing Indebtedness” has the meaning set forth in Section 3.4(b)(ii).

“Closing Transaction Expenses” has the meaning set forth in Section 3.4(b)(ii).

“Closing Working Capital” means (i) the current assets of the Companies, excluding Closing Cash and Tax assets, less (ii) the current liabilities of the Companies, excluding Tax liabilities, in each case determined as of the Measurement Time and in accordance with the Accounting Principles; provided, however, that in the event of any conflict between this definition and the Accounting Principles, the Accounting Principles shall control.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Officer Certificate” has the meaning set forth in Section 4.2(j).

“Company Permits” has the meaning set forth in Section 5.17(b).

“Confidential Information” means any information with respect to any Company or otherwise relating to the Business, including methods of operation, customer lists, customer upcoming needs, customer contact information, customer discounts, Products, prices, fees, costs, Technology, inventions, trade secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters. “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, license, commitment, purchase order, bids, quotations, offers or solicitations (including, without limitation, all “low bidder” and quotation rights), or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.

Annex 1-3

“Contributed Units” means the Units of Schwarz Sand under the heading “Contributed Units” set forth opposite from each SS Seller’s name below:

SS Seller	Total Units	Contributed Units	Rollover Securities Received
Charles P. Schwarz, Trustee of the Charles P. Schwarz Living Trust, U/T/A dated April 15, 1999	25 Units	24.49276582 Units	5,850,000 Preferred Holdco Units
Philip J. Schwarz, Trustee of the Philip Schwarz Living Trust dated February 8, 1996	25 Units	24.49276582 Units	5,850,000 Preferred Holdco Units
Eugene J. Schwarz, Trustee of the Eugene J. Schwarz Living Trust dated September 12, 1994	12.5 Units	8.37359515 Units	2,000,000 Preferred Holdco Units
Ronald E. Schwarz, Trustee of the Ronald Schwarz Revocable Trust dated June 15, 2012	12.5 Units	4.18679758 Units	1,000,000 Preferred Holdco Units
George T. Schwarz, Trustee of the George T. Schwarz Living Trust dated June 11, 2002	25 Units	22.19002715 Units	5,300,000 Preferred Holdco Units
Total	100 Units	83.73595152 Units	20,000,000 Preferred Holdco Units

“Copyrights” has the meaning set forth in the definition of Intellectual Property.

“Deductible” has the meaning set forth in Section 9.4(b).

“Deferred Payment” means $22,700,000.

“Dispute Notice” has the meaning set forth in Section 3.4(b)(iii).

“Disputed Matters” has the meaning set forth in Section 3.4(b)(iii).

“Documents” means all files, documents, communications and correspondence, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, lists of past, present and/or prospective customers, supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc.), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related to the Business and the Acquired Assets, in each case whether or not in electronic form.

Annex 1-4

“DOL” means the U.S. Department of Labor.

“Employee” means any individual who is an employee, whether by contract, common law or otherwise, of any Company.

“Environmental Law” or “Environmental Laws” means any Law as now or hereafter in effect in any way relating to protection of human health and safety, public welfare, the environment, or natural resources, including those Laws relating to the storage, handling and use of chemicals, hazardous substances (as that term is defined by CERCLA) and other hazardous materials, those relating to the generation, processing, labeling, treatment, storage, transport, disposal or other management of chemicals, hazardous substances (as that term is defined by CERCLA), hazardous materials or waste materials of any kind, those Laws relating to the release, reporting, discharge, investigation, or remediation of waste materials, hazardous substances (as that term is defined by CERCLA), hazardous materials or waste materials of any kind, those Laws related to the withdrawal of water from surface or subsurface sources or right to use water resources, and those Laws relating to the protection of threatened or endangered species or environmentally sensitive areas. Environmental Law includes the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and analogous state or local Laws, as each has been or may be amended, and the regulations promulgated pursuant thereto.

“Environmental Permit” means any Permit required by Environmental Laws for the operation of the Business.

“Equity Interests” has the meaning set forth in the Recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is or at any time preceding the date of this Agreement would have been treated as a “single employer” with any Company under Code Section of 414(b), (c), (m), or (o).

“Escrow Agent” means Western Alliance Bank, an Arizona corporation, as agent to Purchaser and the Sellers.

“Escrow Agreement” means the escrow agreement, executed as of the date hereof, among Purchaser, Sellers Representative and the Escrow Agent.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 3.4(a).

“Estimated Closing Cash” has the meaning set forth in Section 3.4(a).

“Estimated Closing Indebtedness” has the meaning set forth in Section 3.4(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 3.4(a).

“Estimated Transaction Expenses” has the meaning set forth in Section 3.4(a).

Annex 1-5

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Cash” means (a) the aggregate cash amounts of the Companies as are necessary to satisfy any uncleared checks, wire transfers, drafts or similar in-transit items issued by any Company and outstanding as of the Measurement Time plus (b) cash or cash equivalents of the Companies transferred (or declared as a distribution or other payment to its direct or indirect equityholders) between the Measurement Time and the Closing, determined in accordance with the Accounting Principles.

“Excluded Contracts” has the meaning set forth in Section 2.2(a).

“Excluded Employee” has the meaning set forth in Section 8.1(a).

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Excluded SS Liabilities” means all Liabilities of Schwarz Sand to the extent arising out of underlying events, actions or failures to act first occurring during the period prior to the Closing, other than the Assumed SS Liabilities. “Excluded SS Liabilities” includes, without limitation, Liabilities of Schwarz Sand that would have been a Liability described in Section 2.4(b) - (i) if Schwarz Sand had been an Asset Seller hereunder.

“Existing Counsel” has the meaning set forth in Section 7.9(a).

“Export Control Laws” means all applicable Laws relating to the export or re-export of commodities, technologies, or services including the Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420, the Export Control Reform Act of 2018, 50 U.S.C. §§ 4801-4843, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§ 1 et. seq., the Arms Export Control Act, 22 U.S.C. §§ 2778 and 2779, and the International Boycott Provisions of Code Section 999, and Laws related to the authorization to hold an ownership interest in a business located in a country other than the United States.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder.

“Financial Statements” has the meaning set forth in Section 5.5(a).

“Financing Agreements” has meaning set forth in Section 3.3.

“Former Employee” means any individual who was employed by any Company but who is no longer so employed.

“Fraud” shall mean Delaware common law fraud committed with actual and knowing (e.g., not reckless, negligent or constructive) intent to deceive (a) by any Selling Party with respect to the making of any of the representations and warranties in Article V or (b) by Purchaser, with respect to the making of representations and warranties in Article VI.

“Fundamental Representations” means the representations and warranties (a) of the Selling Parties set forth in Sections 5.1 (Organization and Good Standing), 5.3 (Authorization of Agreement; Ownership of the Sellers), 5.4(a) (Conflicts), the first sentence of 5.7 (Title to Acquired Assets), 5.9 (Taxes), the first sentence of 5.10(a) (Real Property), and 5.23 (Financial Advisors) and (b) of Purchaser set forth in Sections 6.1 (Organization and Good Standing), 6.2 (Authorization of Agreement) and 6.5 (Financial Advisors).

“Furniture and Equipment” means all furniture, fixtures, furnishings, machinery, tools, equipment, vehicles, rolling stock, leasehold improvements, and other personal property of every kind owned, leased or used by any Company in the conduct of the Business (wherever located, including customer locations), including all artwork, desks, chairs, tables, Hardware, copiers, telephone lines and numbers, fax machines and other telecommunication equipment, cubicles and miscellaneous office furnishings and supplies, together with any maintenance records and other documents relating thereto.

Annex 1-6

“GAAP” means generally accepted accounting principles in the United States as of the date hereof, applied on a consistent basis.

“General R&W Cap” has the meaning set forth in Section 9.4(c).

“General Survival Period” has the meaning set forth in Section 9.1.

“Government Bid” means any bid, proposal, offer or quote made by any Company prior to the Closing Date, and all amendments, modifications or supplements thereto, which, if accepted, or selected for award, would result in a Government Contract.

“Government Contract” means any Contract, including any individual task order, letter contract, service agreement, consulting agreement, purchase order, delivery order, shipping order or blanket purchase agreement, subcontract, or any financial assistance agreement or other transaction agreement, between (a) any Seller, on the one hand, and any Governmental Body, on the other hand, or (b) any Company and any prime contractor, higher-tier subcontractor, or reseller to any Governmental Body. “Government Contract” includes all amendments, modifications, and options relating to any of the foregoing or any other vehicle whatsoever pursuant to which funding is provided to any Company by any Governmental Body, including through a prime contractor or higher-tiered subcontractor.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hardware” means any and all computer and computer-related hardware, including, but not limited to, computers, file servers, facsimile servers, scanners, color printers, laser printers and networks.

“Hazardous Material” or “Hazardous Materials” means any substance, material or waste that is regulated because of its effect or potential effect on public health or the environment, including any material, substance or waste that is recycled, or that is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “solid waste,” “pollutant or contaminant,” “toxic waste” or “toxic substance” under any provision of Environmental Law, and including petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, liquefied natural gas or synthetic gas, asbestos, mold, asbestos-containing material, urea formaldehyde, PFAS, and polychlorinated biphenyls.

“HoldCo” means Concrete Partners Holdings, LLC, a Delaware limited liability company.

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“Indebtedness” of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds (other than Liabilities evidenced by the Required Bonds (to the extent no claim has been made against any such Required Bond as of Closing)) or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business, other than the current liability portion of any indebtedness for borrowed money); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (but not contingent liabilities for amounts undrawn under letters of credit); (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends, prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock (or other equity) of such Person; (vii) amounts received in advance for products or services to be provided, including customer deposits and deferred revenue, to the extent such deposits represent work not yet completed or services not yet performed as of the Closing; (viii) with respect to Schwarz Sand, all Liabilities for compensation (including all applicable wages and taxes), bonuses and benefits, severance, retention, change in control, paid time off, and vacation earned or accrued by any Employee or Former Employee of Schwarz Sand on or prior to Closing; (ix) all obligations of any Schwarz Sand with respect to intercompany balances owed to any Asset Seller (including the costs, expenses and other liabilities (including Taxes) of Schwarz Sand with respect to the settlement or termination of any such intercompany balances), but excluding trade accounts payable of Schwarz Sand in the amount and to the extent included as a current liability in the calculation of the Closing Working Capital; (x) all obligations of the type referred to in clauses (i) through (ix) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (xi) all obligations of the type referred to in clauses (i) through (x) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person). For the avoidance of doubt no item of Indebtedness shall be deemed a current liability to be included in the calculation of Closing Working Capital, so as to avoid double-counting.

“Indemnity Escrow Account” has the meaning set forth in Section 9.5.

“Indemnity Escrow Amount” has the meaning set forth in Section 9.5.

“Independent Contractor” means a Person who is not an Employee that is engaged or retained as an independent contractor, consultant or freelancer providing services or skills to any Company on the date hereof.

“Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) patents and applications therefor, including continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof (collectively, “Patents”); (ii) trademarks, service marks, trade names, service names, brand names, trade dress rights, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (iii) Internet domain names; (iv) copyrights and mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof (collectively, “Copyrights”); (v) trade secrets and other proprietary Confidential Information (“Trade Secrets”); (vi) other intellectual property rights arising from or relating to Technology, and (vii) Contracts granting any right relating to or under the foregoing.

“Interim Balance Sheet” has the meaning set forth in Section 5.5(a).

Annex 1-8

“Interim Balance Sheet Date” has the meaning set forth in Section 5.5(a).

“Intellectual Property Licenses” means (i) any grant by any Company to another Person of any right relating to or under the Acquired Intellectual Property and (ii) any grant by another Person to any Company of any right relating to or under any third Person’s Intellectual Property.

“Intended Tax Treatment” has the meaning set forth in Section 3.5(a).

“Inventory” has the meaning set forth in Section 5.20(c).

“Inventory Count” has the meaning set forth in Section 3.6.

“IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

“Knowledge of Seller” or “Seller’s Knowledge” means the knowledge, after due inquiry, of the Transaction Beneficiaries.

“Law” means any foreign, federal, state or local law (including common law), statute, code, ordinance, rule, regulation, Order or other requirement.

“Leased Real Property” has the meaning set forth in Section 5.10(b).

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, dispute, mediation, investigation, inquiry, hearing, inspection, demand, proceeding, claim (including any counterclaim), charge, or threatened action.

“Liability” or “Liabilities” means any debt, loss, damage, adverse claim, fine, penalty, liability or other obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto (including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any equity holder or similar agreement, encumbrance or any other restriction or limitation whatsoever, including any Contract granting any of the foregoing.

“Loss” has the meaning set forth in Section 9.2(a).

“Lookback Date” means the date that is three (3) years prior to the date of this Agreement.

Annex 1-9

“Material Adverse Change” when used in connection with the Sellers means any change, event, violation, condition, or circumstance the effect of which would be, or would reasonably be anticipated to be, both material and adverse to the condition, business, assets, liabilities, or results of operations of Sellers or the Business or would reasonably be expected to be materially adverse to the ability of the Purchaser to operate the Business immediately after Closing substantially in the manner as the Business was operated immediately prior to the Closing; provided, however, that no change, event, violation, condition, or circumstance relating to, resulting from or attributable to any of the following shall be deemed to constitute nor taken into account in determining whether there has been or will be, a Material Adverse Change: any adverse event or circumstance arising from or relating to (i) changes in applicable Laws or GAAP, (ii) the taking of any action or omission of action at the written request or instruction of Purchaser, (iii) changes attributable to conditions generally affecting the overall economies in the market(s) of the Business, taken as a whole, the U.S. economy as a whole, or the global economy, including but not limited to political, social, credit, currency, financial, banking or capital markets, interest rates, exchange rates or market conditions, (iv) any natural disasters, hurricanes, storms, fires, floods, earthquakes, tornados, power outage, epidemics, pandemics (including COVID-19 or any COVID-19 measures), public health emergencies, global, national or regional political conditions, including hostilities, civil disturbance, political instability, acts of terrorism, mass shooting, active shooter, military action, or war, or other acts of God or force majeure events or the escalation or worsening thereof, (v) the negotiation, execution, announcement, or performance of the transactions contemplated by this Agreement or transactions related hereto, or (vi) the failure of Sellers to meet any projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the Closing Date (provided that the underlying causes of such failures will not be excluded); provided, however, that this clause (vi) shall not be construed as implying that Sellers are making any representation or warranty with respect to any projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period except as otherwise expressly set forth in this Agreement or the Transaction Documents, or (vii) changes generally in the industry in which Sellers or Purchaser operate, but excluding in each of the cases described in subclauses (i), (iii), (iv), and (vii) above, any effect to the extent arising from a change, event, violation, condition or circumstance that has a disproportionate adverse effect on the Sellers or the Business as compared to other participants in the industries in which Sellers or the Business operate.

“Material Contracts” has the meaning set forth in Section 5.13(a).

“Materiality Qualifications” has the meaning set forth in Section 9.4(a).

“Marks” has the meaning set forth in the definition of Intellectual Property.

“Measurement Time” means 12:01 a.m., Central Time, on the Closing Date.

“Modified Several Owner/SS Seller Liability” means, (a) (i) for Liabilities with respect to the Owners or the SS Sellers, that each Owner and SS Seller, as applicable, shall be severally and not jointly liable for such Liability and (ii) for Liabilities with respect to an Asset Seller or Company, that each Owner shall be severally, in accordance with his, her, or its Owner Pro Rata Share, and not jointly liable for such Liability; and (b) for Liabilities with respect to the Transaction Beneficiaries, Owners, and SS Sellers, as applicable, each Transaction Beneficiary shall be jointly and severally liable with any trust Owner or SS Seller, as applicable, of which such Transaction Beneficiary is a “Settlor,” “Grantor,” or “Trustor” (as applicable) to the extent of such Owner’s or SS Seller’s Liabilities under subsection (a) of this sentence.

“Nonassignable Assets” has the meaning set forth in Section 2.5(d).

“Occurrence Policies” has the meaning set forth in Section 7.7(a).

“ODEQ” has the meaning set forth in Section 7.11(a).

“Official Records” means the official land records of the county or counties in which the Owned Real Property is located.

“Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

Annex 1-10

“Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations of the Business as conducted by any Seller, through the date hereof consistent with past practice.

“Organizational Documents” means, with respect to any entity, such entity’s (a) certificate of incorporation, certificate of formation or similar charter document, and (b) bylaws, limited liability company agreement or similar agreement, in each case with all amendments, restatements, supplements or other modifications thereto.

“Owned Real Property” has the meaning set forth in Section 5.10(a).

“Owner” has the meaning set forth in the preamble.

“Owner Documents” has the meaning set forth in Section 5.3(a).

“Owner Pro Rata Share” means the percentage for each Owner and Transaction Beneficiary (as applicable) set forth on Exhibit D.

“Party” or “Parties” has the meaning set forth in the preamble.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Pay-Off Letters” has the meaning set forth in Section 4.2(i).

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Unit Price” means, with respect to the Preferred HoldCo Units, $1.00, plus accrued and unpaid dividends thereon.

“Permits” means any approvals, authorizations, certifications, consents, licenses, registrations, variances, certificates of occupancy, permits or certificates granted by or obtained from a Governmental Body, and applications therefor and renewals thereof.

“Permitted Exceptions” means (i) statutory Liens for current Taxes, assessments or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve has been established therefor in the Financial Statements in accordance with GAAP or otherwise accounted for in the determination of the adjusted Purchase Price pursuant to Section 3.4; (ii) mechanics’, carriers’, workers’ and repairers’ Liens arising or incurred in the Ordinary Course of Business that are not material to the business, operations and financial condition of the Company Property so encumbered and that are not resulting from a breach, default or violation by any Company of any Contract or Law; (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Body, provided, that such regulations have not been violated; and (iv) any easement or covenant, zoning or other similar restriction on the Real Property that are recorded in the real property records where the applicable real property is located and, together with all other Permitted Encumbrances, does not prohibit or materially impair the current use, occupancy, value, or marketability of title of the property subject thereto; provided, however, no Encumbrance on the Affiliated Real Property given to secure the payment of Indebtedness owed by the Real Property Party shall be a Permitted Encumbrance, and all such Encumbrances shall be paid in full and satisfied at Closing.

“Person” means any individual, corporation, limited liability company, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

Annex 1-11

“Personal Property Leases” has the meaning set forth in Section 5.11(b).

“PFAS” shall mean that class of chemicals commonly known as per- and polyfluoroalkyl substances. PFAS includes all chemicals defined as PFAS by 40 CFR 705.3.

“Plan” or “Plans” means (i) all “employee benefit plans” as defined by Section 3(3) of ERISA, all specified fringe benefit plans as defined in Code Section 6039D, and all other bonus, incentive compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, phantom equity, savings, severance, retention, change in control, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, dental, disability, accident, group insurance, vacation, paid holiday, paid sick leave, fringe benefit or welfare plan, and any other employee compensation or benefit plan, agreement, policy, practice, commitment, Contract, or understanding (whether qualified or nonqualified, written or unwritten, whether subject to ERISA), and any trust, escrow, insurance policy or other agreement or funding mechanism related thereto, that currently is sponsored, established, maintained or contributed to or required to be contributed by any Company or for which any Company has any Liability, contingent or otherwise, including, without limitation, by or through an ERISA Affiliate and (ii) all “multiemployer plans,” as that term is defined in Section 4001 of ERISA and all “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to Title IV of ERISA or Code Section 412 which any Company or any ERISA Affiliate has maintained or contributed to or been required to contribute to at any time prior to the Closing Date or with respect to which, to any Company or any ERISA Affiliate has any Liability, contingent or otherwise.

“Pole Road Lease” means that certain Lease Agreement dated February 1, 2025, by and between Pole Road Lessor, as landlord, and Schwarz Ready Mix, as tenant, and Philip Schwarz and Schwarz Ready Mix, as guarantors.

“Pre-Closing A/R” has the meaning set forth in Section 2.7.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Preferred Holdco Units” means Preferred Units of Holdco as defined in the A&R LLC Agreement.

“Price Decrease” has the meaning set forth in Section 3.4(b)(v).

“Prime Rate” means the rate of interest published by The Wall Street Journal, Eastern Edition, from time to time as the “prime rate” at the large U.S. money center banks.

“Privileged Materials” has the meaning set forth in Section 7.9(a).

“Product” has the meaning set forth in Section 5.25(b).

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchase Price Allocation Statement” has the meaning set forth in Section 3.5(b).

“Purchased Units” has the meaning set forth in the recitals.

“Purchaser” has the meaning set forth in the preamble.

Annex 1-12

“Purchaser 401(k) Plan” has the meaning set forth in Section 8.1(c).

“Purchaser Benefit Plans” has the meaning set forth in Section 8.1(b).

“Purchaser Documents” has the meaning set forth in Section 6.2.

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.2(a).

“Qualified Plan” has the meaning set forth in Section 5.14(c)(v).

“R&W Binder Agreement” means the bindable quotation and agreement to bind the R&W Insurance Policy that shall remain open and bindable through the Closing Date.

“R&W Insurance Policy” means that certain Buyer-Side Representations and Warranties Insurance Policy, Master Policy #RPMA05010818 in substantially the form provided to Sellers’ Representative.

“R&W Insurance Provider” means (i) Arch Specialty Insurance Company, (ii) Fireman’s Fund Indemnity Corporation, (iii) HDI Global Specialty SE, Sweden Branch (CDK01179-25, (iv) Allied World Surplus Lines Insurance Company, (v) Ascot Specialty Insurance Company and (vi) any other insurer under the R&W Insurance Policy.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Real Property Lease” has the meaning set forth in Section 5.11(b).

“Real Property Lease Assignment” has the meaning set forth in Section 4.2(c).

“Related Persons” has the meaning set forth in Section 5.21.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration.

“Representative’s Decision” has the meaning set forth in Section 9.9(b).

“Representative Expenses” has the meaning set forth in Section 9.9(d).

“Required Bonds” means all payment, performance, bid, reclamation, utility, and other bonds required under or pursuant to Acquired Contracts or other Acquired Assets or Schwarz Sand Assets as of the Closing Date.

“Required Consent” has the meaning set forth in Section 4.2(a).

“Resolution Accountants” means BDO USA P.C., or if Sellers Representative or Purchaser shall discover a bona fide conflict with respect to such firm or if such firm resigns or refuses for any reason to resolve any dispute in accordance with Section 3.4(b), an independent nationally recognized accounting firm (which shall not have any material relationship with any Selling Party or Purchaser) mutually agreed to in writing by Sellers Representative and Purchaser.

“Restricted Area” means each of the following counties: Oklahoma County, Canadian County, Cleveland County, Kingfisher County, Logan County, and any counties contiguous thereto.

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“Restricted Business” means (i) the Business; and (ii) any line of business that competes with, is similar to, or is likely to compete with, the Business.

“Restricted Period” means a period of five years commencing on the Closing Date or for as long as the Purchaser or any other person deriving title to the Seller’s goodwill carries on a like business, whichever time period is shorter.

“Retention” has the meaning set forth in the R&W Insurance Policy, including any applicable reduction thereof in connection with the Retention Dropdown Date (as defined in the R&W Insurance Policy).

“Rollover Securities” has the meaning set forth in Section 3.1.

“Rollover Transaction” has the meaning set forth in Section 2.1.

“Sale Transaction” has the meaning set forth in Section 2.1.

“Sanctioned Country” means any country or region that is, or has been in the last five (5) years, the subject or target of a comprehensive embargo under Sanctions Laws or Export Control Laws.

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Export Control Laws, including: (i) any Person listed on any applicable U.S. or non-U.S. sanctions or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, the Entity List, or the Debarred Persons List; (ii) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) so as to subject the Person to sanctions; (iii) any Person acting on behalf of or at the direction of any Person described in clause (i) or (ii); or (iv) any Person that is organized, resident, or located in a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws, statutes, measures, orders, and regulations relating to economic or trade sanctions, including the making or receiving of international payments and conduct of international transactions, administered or enforced by the United States (including by OFAC, the U.S. Department of State, and the U.S. Department of Commerce), or any other relevant Governmental Body.

“Schwarz Ready Mix” has the meaning set forth in the preamble.

“Schwarz Sand” has the meaning set forth in the preamble.

“Schwarz Sand Assets” means the assets owned, used or held for use by Schwarz Sand in connection with the Business.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble.

“Seller 401(k) Plan” has the meaning set forth in Section 8.1(c).

“Seller Documents” has the meaning set forth in Section 5.3(a).

“Seller Indemnified Parties” has the meaning set forth in Section 9.2(c).

Annex 1-14

“Seller Marks” has the meaning set forth in Section 7.4.

“Seller Property” means properties and interests in the Owned Real Property and Leased Real Property.

“Sellers Representative” has the meaning set forth in the preamble.

“Selling Parties” has the meaning set forth in the preamble.

“Settlement Offer” means a written statement offered by Sellers Representative or Purchaser, as applicable, pursuant to Section 3.4(b) setting forth its calculation of the Aggregate Adjustment Amount, in connection with a dispute regarding the Adjustment Statement.

“Significant Customer” has the meaning set forth in Section 5.26(a).

“Significant Vendor” has the meaning set forth in Section 5.26(b).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation, including user manuals and other training documentation related to any of the foregoing.

“SPCC” has the meaning set forth in Section 7.11(c).

“Specified Ancillary Agreements” means each Bill of Sale, the Assignment and Assumption Agreement, the Escrow Agreement, each Company Officer Certificate, each Real Property Lease Assignment, and each Title Policy Affidavit.

“SRM Leasing” has the meaning set forth in the preamble.

“SS Indemnified Taxes” means, without duplication (in each case, whether imposed, assessed, due or otherwise payable directly, as a successor or transferee, jointly and/or severally, pursuant to a Tax sharing agreement entered (or assumed) by Schwarz Sand on or prior to the Closing Date, in connection with the filing of a Tax Return, as a result of an assessment or adjustment by any Governmental Body, by means of withholding, or for any other reason and whether disputed or not): (i) all Taxes of any SS Seller; and (ii) all Taxes of Schwarz Sand for any Pre-Closing Tax Period. SS Indemnified Taxes shall exclude Taxes to the extent actually included as a liability in the computation of the Closing Working Capital, Closing Transaction Expenses, and Closing Indebtedness, each as finally determined.

“SS Seller” has the meaning set forth in the preamble.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by any Company or (ii) any Company is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of such Person.

Annex 1-15

“Survival Period” has the meaning set forth in Section 9.1.

“Tail Policies” has the meaning set forth in Section 7.7(b).

“Target Working Capital” means $9,650,000.

“Tax” or “Taxes” means (i) any federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all income, gross receipts, capital, sales, use, goods and services, harmonized sales, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, escheat, unclaimed or abandoned property and estimated taxes, customs duties, fees, assessments and charges, in each case that may be assessed by a Taxing Authority ; (ii) any interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i); and (iii) any Liability in respect of any items described in clauses (i) and/or (ii) payable by reason of Contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision of Law) or otherwise.

“Tax Assets” has the meaning set forth in Section 2.2(f).

“Tax Clearance Certificate” has the meaning set forth in Section 10.4.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Sellers, or any of its Affiliates, including any combination thereof.

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

“Technology” means, collectively, Software, information, designs, source code, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, tools, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings and registered domain names, website pages and other website development, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology.

“Third Party Claim” has the meaning set forth in Section 9.3(b).

“Third Party Recovery” has the meaning set forth in Section 9.10(b).

“Title Company” means First American Title Insurance Company National Commercial Services.

“Title Policy” means, which respect to each parcel of Owned Real Property, an owner’s policy of title insurance in the standard form in use in the state of Oklahoma, naming the Purchaser (or its designee) as the insured, in the amounts set forth on Schedule 1.1(b), effective as of the Closing Date, subject only to the Permitted Exceptions, taxes not yet due and payable (as applicable), with such endorsements and modifications to the promulgated policy form as may have been requested by Purchaser and agreed to by the Title Company prior to the Closing Date.

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“Title Policy Affidavit” has the meaning set forth in Section 3.7(a)(ii).

“Total Consideration” has the meaning set forth in Section 3.1.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Transaction Beneficiaries” has the meaning set forth in the Preamble.

“Transaction Documents” means this Agreement, the Seller Documents, the Owner Documents, the Beneficiary Documents, and the Purchaser Documents.

“Transaction Expenses” means all of the fees and expenses of any Company payable in connection with the transactions contemplated by this Agreement, including (i) fees and expenses of counsel, advisors, brokers, investment banks, accountants, actuaries and experts engaged by or on behalf of any Company, (ii) any amounts payable to any Employee or Former Employee resulting from or arising out of the consummation of the transactions contemplated hereby (such as severance, retention, termination, change of control, success bonuses or other incentive and compensatory arrangements), (iii) any costs (including premiums, Taxes and expenses) to purchase the Tail Policies, (iv) 50% of the any costs (including premiums, Taxes and expenses) associated with obtaining the R&W Insurance Policy,(v) the amounts set forth in Section 3.7(b) for which the Sellers or Schwarz Sand are liable, and (vi) Transfer Taxes (except as otherwise set forth as payable by Purchaser in Section 3.7(b) in respect of Real Property Transfer Costs or in Section 10.1).

“Transfer Taxes” has the meaning set forth in Section 10.1.

“Transferred Accounts” has the meaning set forth in Section 2.1(n).

“Transferred Employees” has the meaning set forth in Section 8.1(a).

“Transition Accounts” has the meaning set forth in Section 2.8(a).

“Treasury Regulations” means the regulations promulgated under the Code.

“Union” has the meaning set forth in Section 5.15(b).

“Unresolved Claims” has the meaning set forth in Section 9.5.

“Utility Bond” means Bond No. 9111205, with an effective date of August 1, 2013 in the penalty of $24,605, in favor of Oklahoma Gas and Electric Company.

“Vital Lease” means that certain Lease, dated as of January 1, 2015, by and between SRM Leasing and Vital Outdoor Advertising, Inc (the “Vital Tenant”).

“Warranty Work” has the meaning set forth in Section 7.6.

“WARN” or “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any other same or similar applicable Law.

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B.	Other Definitional and Interpretive Matters.

a.	Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

Dollars. Any reference in this Agreement to $ means U.S. dollars.

Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Provided or Made Available. The phrases “provided” or “made available” with respect to any information or document to be furnished or provided by any Selling Party shall be deemed satisfied only if a true and complete copy of such information or document (for the avoidance of doubt, including all amendments, waivers, exhibits and schedules thereto) is available for Purchaser to download from the online data site maintained by any Seller or its representatives on behalf of any Company by the close of business on the Business Day immediately preceding the date hereof.

To the Extent. References herein to the phrase “to the extent” means “the degree by which” and not “if.”

b.	The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

c.	The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that such Party has not breached will not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

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